12026226

MANUALLY SIGNED

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

4:04

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Hamilton Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001551739
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

EXHIBIT 99.3

Grant of Continuing Hardship Exemption

June 11, 2012

Applicant: Michael J. Brown

Company Name: Hamilton Bancorp, Inc.

Form Type: S-1

Period:

Subject document[s]: Exhibit 99.3 to Form S-1 to be filed on or about June 14, 2012

We considered your continuing hardship exemption request submitted via EDGAR on June 7, 2012 (Accession no. 0000943374-12-000319) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Jeffrey Thomas
Chief, Office of Information Technology
Division of Corporation Finance

PRO FORMA VALUATION REPORT

HAMILTON BANCORP, INC.
Towson, Maryland

PROPOSED HOLDING COMPANY FOR:
HAMILTON BANK
Towson, Maryland

Dated As Of:
May 25, 2012

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 600
Arlington, Virginia 22201

RP® FINANCIAL, LC.
Advisory | Planning | Valuation

May 25, 2012

Board of Directors
Hamilton Bank
501 Fairmount Avenue, Suite 200
Towson, Maryland 21286

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of conversion described below. This Appraisal is furnished pursuant to the conversion regulations issued by the Office of Thrift Supervision ("OTS") and reissued by the Office of the Comptroller of the Currency ("OCC"), and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Reserve Board ("FRB") in the absence of separate written valuation guidelines. Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof.

<u>Description of Plan of Conversion</u>

The Board of Directors of Hamilton Bank ("Hamilton" or the "Bank") adopted a plan of conversion on June 13, 2012. Pursuant to the plan of conversion, the Bank will convert from the mutual form of organization to a fully stock form and become a wholly owned subsidiary of Hamilton Bancorp, Inc. ("Hamilton Bancorp" or the "Company") a newly formed Maryland corporation. The Company will own all of the outstanding shares of the Bank. Following the completion of the offering, Hamilton Bancorp will be a savings and loan holding company, and its primary regulator will be the Federal Reserve.

Pursuant to the plan of conversion, the Company will offer its stock in a subscription offering to Eligible Account Holders of the Bank, Tax-Qualified Plans, Supplemental Eligible Account Holders, and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a direct or syndicated community offering.

At this time, no other activities are contemplated for Hamilton Bancorp other than the ownership of the Bank, a loan to the newly-formed employee stock ownership plan ("ESOP") and reinvestment of the proceeds that are retained by the Company. In the future, Hamilton Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends to shareholders and/or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. For its appraisal services, RP Financial is being compensated on a fixed fee basis for the original appraisal and for any subsequent updates, and such fees are payable regardless of the valuation conclusion or the completion of the conversion offering transaction. We believe that we are independent of the Company, the Bank, and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing the Appraisal, we have reviewed Hamilton Bancorp's and the Bank's regulatory applications, including the prospectus as filed with the OCC and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Bank that has included due diligence related discussions with Hamilton's management; Rowles & Company, LLP, the Bank's independent auditor; Luse Gorman Pomerenk & Schick, P.C., Hamilton's conversion counsel; and Stifel Nicolaus Weisel, which has been retained as the financial and marketing advisor in connection with the stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Hamilton operates and have assessed the Bank's relative strengths and weaknesses. We have monitored all material regulatory and legislative actions affecting financial institutions, generally, and analyzed the potential impact of such developments on Hamilton and the industry as a whole; to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Bank's operating characteristics and financial performance as they relate to the pro forma market value of Hamilton Bancorp. We have reviewed the economy and demographic characteristics of the primary market area in which the Bank currently operates. We have compared Hamilton's financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets in general and the market for thrifts and thrift holding companies, including the market for new issues. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Hamilton's representation that the information contained in the regulatory applications and additional information furnished to us by the Bank and its independent auditors, legal counsel, investment bankers and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank, or its independent auditors, legal counsel, investment bankers and other authorized agents nor did we independently value the assets or liabilities of the Bank. The valuation considers Hamilton only as a going concern and should not be considered as an indication of the Bank's liquidation or control value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank and the Company and for all thrifts and their holding companies. Changes in the local, state and national economy, the federal and state legislative and regulatory environments for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Bank's value alone. It is our understanding that Hamilton intends to remain an independent institution and there are no current plans for selling control as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of May 25, 2012, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $28.0 million at the midpoint, equal to 2,800,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $23.8 million and a maximum value of $32.2 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 2,380,000 at the minimum and 3,220,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $37.0 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 3,703,000.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Hamilton Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial in accordance with applicable regulatory guidelines was based on the consolidated financial condition and operations of Hamilton Bancorp as of or for the periods ended March 31, 2012, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Hamilton Bancorp, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Hamilton Bancorp's stock offering.

Respectfully submitted,
RP® FINANCIAL, LC.

James J. Oren
Director

TABLE OF CONTENTS
Hamilton Bank
Towson, Maryland

TABLE OF CONTENTS
Hamilton Bank
Towson, Maryland
(continued)

LIST OF TABLES
Hamilton Bank
Towson, Maryland

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Hamilton Bank (the "Bank") is a federal mutual savings bank headquartered in Towson, Maryland, operating in northern Maryland within the Baltimore, Maryland Metropolitan Statistical Area ("MSA"). The Bank conducts business through its executive offices in Towson, Maryland and a total of 5 full-service offices across the Baltimore MSA and the surrounding suburban region, serving the communities of Cockeysville, Pasadena, Towson, and Baltimore (Overlea and Hamilton) in Maryland. A map of the Bank's branch network is shown in Exhibit I-1.

In addition to the traditional retail branches, the Bank delivers its banking products and services through alternative delivery methods including direct deposit, ATMs and check card services, overdraft protection, telephone and Internet banking, and remote deposit capture, thereby providing its customers multiple channels to access their accounts. The Bank has served customers in its northern Maryland markets since its founding in 1915.

The Bank's primary business activity consists of taking deposits from the general public and investing those deposits, together with funds generated from operations, in 1-4 family residential mortgage loans (including loans secured by both owner-occupied and non-owner-occupied residential properties), commercial real estate loans, commercial business loans, home equity loans and lines of credit, construction loans, and, to a much lesser extent, consumer loans (consisting primarily of loans secured by deposits and automobile loans).

The Bank also invests in securities, primarily US government agency obligations, mortgage-backed securities and collateralized mortgage obligations issued or guaranteed by U.S. government-sponsored enterprises.

The Bank is a member of the Federal Home Loan Bank ("FHLB") system and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is subject to extensive regulation, supervision and examination by the Office of the Comptroller of the Currency ("OCC").

The Bank operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in the regional market area, thereby attracting deposits from the general public and using those funds, to originate loans to their customers and invest in securities such as U.S. Government and agency securities and MBS. At March 31, 2012, the Bank had $318.5 million of total assets, $169.9 million in loans, $281.0 million of total deposits, and equity equal to $35.1 million, equal to 11.0% of total assets. At the same date, the Bank's tangible equity totaled $32.1 million, or 10.1% of assets, reflecting an adjustment for the intangible assets of $2.9 million. Intangible assets consisted of $2.7 million of goodwill and $264,000 of core deposit intangible, which was generated in the December 4, 2009 branch purchase transaction of the Pasadena, Maryland branch of K Bank from K Capital Corp. For the twelve months ended March 31, 2012, the Bank reported net income equal to $131,000, for a return on average assets equal to 0.04%. The Bank's audited financial statements are included by reference as Exhibit I-2 and key operating ratios are shown in Exhibit I-3.

Plan of Conversion

The Board of Directors of Hamilton adopted a plan of conversion on June 13, 2012. Pursuant to the plan of conversion, the Bank will convert from the mutual form of organization to a fully stock form and become a wholly owned subsidiary of Hamilton Bancorp, Inc. ("Hamilton Bancorp" or the "Company") a newly formed Maryland corporation. The Company will own all of the outstanding shares of the Bank. Following the completion of the offering, Hamilton Bancorp will be a savings and loan holding company, and its primary regulator will be the Federal Reserve.

At this time, no other activities are contemplated for Hamilton Bancorp other than the ownership of the Bank, a loan to the newly-formed employee stock ownership plan ("ESOP") and reinvestment of the proceeds that are retained by the Company. In the future, Hamilton Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends to shareholders and/or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Strategic Overview

Hamilton has been serving the northern Maryland area since its founding in 1915 with the purpose to promote thrift and home ownership. In the years to follow, through de novo branching and several mergers and acquisitions, the Bank expanded the market area, and currently serves Baltimore City and two counties in Maryland through a five branch office network. The Bank has historically followed a traditional thrift operating strategy, originating first position mortgage loans secured by 1-4 family properties in the local market area surrounding the office locations. During the last three years, the Bank has diversified the lending operations, significantly increasing the origination of commercial real estate and commercial business loans, with the intent to continue to grow these loan portfolios in the recent term. During fiscal 2012, the Bank relocated its headquarters to Towson, Maryland in order to support the Bank's 30 percent employee growth rate over the past three years, as well as the opening of its fifth branch in Pasadena, Maryland, and the recent addition of retail and small business banking services.

Growth has been pursued through having a competitive product line of deposit accounts, positioning the Bank as a local community bank, and using local deposits for reinvestment in earning assets. The growth in funding and lending resulted in Hamilton reaching an asset base of over $300 million and a tangible equity base of approximately $32 million as of March 31, 2012. The Bank's conservative lending operations, and the corresponding concentration in residential loan products, has typically limited the level of delinquent loans during the most recent economic recession, however certain assets acquired from the branch acquisition in fiscal 2010 has led to a recent increase in non-performing assets ("NPAs"). The rise in NPAs combined with the Bank's recent emphasis in higher risk commercial lending has also led to an increase in ALLLs and corresponding increase in loan loss provisions, resulting in minimal earnings reported for the most recent fiscal year.

The equity from the stock offering will increase the Bank's liquidity, leverage and growth capacity and the overall financial strength. Hamilton's higher capital position resulting from the infusion of stock proceeds is anticipated to reduce interest rate risk through enhancing the interest-earning assets to interest-bearing liabilities ("IEA/IBL") ratio. The increased equity is expected to reduce funding costs. The Bank will also be better positioned to pursue growth and revenue diversification. The projected use of proceeds is highlighted below.

- The Company. The Company is expected to retain an estimated 50% of the net conversion proceeds. At present, funds at the holding company level are expected to be initially invested primarily into short-term investment grade securities, along with providing the funds for the employee stock ownership plan purchases. Over time, the funds may be utilized for various corporate purposes.
- The Bank. A majority of the net conversion proceeds will be infused into the Bank as tier 1 capital. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank will become part of general funds, pending deployment into loans and investment securities.

Balance Sheet Trends

Table 1.1 shows the Bank's historical balance sheet data for the most recent five fiscal years ended March 31, 2012. During this period, Hamilton's total assets have increased at a

Table 1.1
Hamilton Bank
Historical Balance Sheet Data

	As of March 31,										03/31/08-03/31/12 Annual. Growth Rate
	2008		2009		2010		2011		2012		
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:											
Assets	$223,460	100.00%	$230,121	100.00%	$320,539	100.00%	$335,443	100.00%	$318,468	100.00%	9.26%
Loans Receivable (net) (2)	157,901	70.66%	158,117	68.71%	180,551	56.33%	177,891	53.03%	169,904	53.35%	1.85%
Cash and Equivalents	25,566	11.44%	27,520	11.96%	47,205	14.73%	39,473	11.77%	35,250	11.07%	8.36%
Investment Securities	32,082	14.36%	34,965	15.19%	77,127	24.06%	101,151	30.15%	95,078	29.85%	31.21%
FHLB Stock	396	0.18%	404	0.18%	455	0.14%	504	0.15%	502	0.16%	6.10%
Foreclosed Real Estate	0	0.00%	0	0.00%	0	0.00%	0	0.00%	756	0.24%	NM
Investment in LLC	0	0.00%	68	0.03%	50	0.02%	56	0.02%	50	0.02%	NM
BOLI	4,278	1.91%	6,504	2.83%	6,801	2.12%	7,997	2.38%	8,307	2.61%	18.05%
Goodwill and Other Intangible Assets	0	0.00%	0	0.00%	3,070	0.96%	2,992	0.89%	2,928	0.92%	NM
Fixed Assets	1,122	0.50%	1,070	0.46%	2,135	0.67%	2,389	0.71%	2,519	0.79%	22.42%
Other Assets	2,117	0.95%	1,474	0.64%	3,145	0.98%	2,990	0.89%	3,174	1.00%	10.66%
Deposits	$189,396	84.76%	$195,751	85.06%	$284,683	88.81%	$298,613	89.02%	$281,015	88.24%	10.37%
FHLB Advances, Other Borrowed Funds	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	NM
Other Liabilities	1,908	0.85%	1,681	0.73%	2,610	0.81%	2,738	0.82%	2,389	0.75%	5.79%
Equity	$32,156	14.39%	$32,689	14.21%	$33,247	10.37%	$34,091	10.16%	$35,065	11.01%	2.19%
Tangible Equity	32,156	14.39%	32,689	14.21%	30,176	9.41%	31,100	9.27%	32,137	10.09%	-0.02%
Accumulated other Comprehensive Gain/(Loss)	$372	0.17%	$528	0.23%	$57	0.02%	($211)	-0.06%	$631	0.20%	
Loans/Deposits		83.37%		80.77%		63.42%		59.57%		60.46%	
Offices Open	4		4		5		5		5		

(1) Ratios are as a percent of ending assets.
(2) Includes loans held for sale.
Source: Audited and unaudited financial statements; RP Financial calculations.

9.3% annual rate, with loans receivable, representing the majority of the asset base, increasing at 1.9%, a much lower rate than assets over the same time period. Assets increased steadily from fiscal 2008 through 2011 as a result of the Bank's efforts to achieve balance sheet growth and leverage the equity base, supplemented with the branch purchase transaction in fiscal 2010, which significantly increased loans and deposits. Assets declined by $16.9 million or 5.1%, during 2012, primarily reflecting management's decision to sell all of the residential real estate loans with terms over 10 years as part of efforts to manage interest rate risk. As a result, 1-4 family residential loans decreased by $17.8 million and net loans receivable declined by $7.8 million. The asset decline also reflects a decrease in cash and investments, as the Bank allowed higher priced certificates of deposit ("CDs") to runoff during 2012.

Asset growth has been funded solely with deposits, as the Bank historically has not utilized borrowed funds to fund operations. Deposits have steadily increased over fiscal 2008 to 2011, but declined in the most recent year, due to the runoff of higher cost CDs as part of the Bank's efforts to rely less on CDs and gradually replace them with lower-cost core deposits.

Equity has steadily increased since fiscal 2008, reflecting net profits during this period (not including a loss reported in fiscal 2008), and reached $35.1 million at March 31, 2012, or 11.01% of assets. Correspondingly, the Bank's tangible equity has increased since the Bank created the intangible assets as a result of the branch purchase transaction in fiscal 2010, and equaled $32.1 million or 10.09% of assets as of March 31, 2012.

The Bank's loan portfolio totaled $169.9 million, or 53.4% of assets at March 31, 2012. The loan portfolio balance has been declining since fiscal 2010, due to management's plan to sell all of its longer term 1-4 family loans, with the decline in loans partially offset by the continued efforts to expand the Bank's commercial lending activities. From fiscal 2008 through 2012, Hamilton's loans/assets ratio generally declined, reflecting loans sales and the decline of loan demand in the current market. The combination of the fluctuations in loans receivable and sole dependence on deposits for funding resulted in the loan/deposit ratio decreasing from 83.37% at March 31, 2008 to 60.46% at March 31, 2012.

Hamilton's loan portfolio reflects the Bank's historical concentration in 1-4 family residential first and second position mortgage lending for portfolio, as these loans comprised 63.5% of total loans as of March 31, 2012. However, in context with the branch acquisition in December 2009, the Bank has pursued a diversification strategy and the emphasis of growth in the commercial lending portfolio. As of March 31, 2012, commercial real estate loans totaled $31.0 million (17.9% of loans) and commercial business loans totaled $27.2 million (15.7% of loans), together maintaining approximately 33.5% of the loan portfolio, versus $3.2 million and $0.4 million, or 2.02% of total loans as of March 31, 2008.

The residential mortgage loan portfolio consists of both fixed and adjustable rate loans; however the Bank has never offered an adjustable rate residential loan mortgage product ("ARM"). The existing balance of residential ARMs is a result of a previous purchase of a pool of residential ARMs from another local financial institution and from loans acquired in conjunction with the K-Bank branch purchase in 2009. Historically, the terms of the Bank's 1-4 family mortgage loans retained in portfolio ranged from 10 to 30 years. In order to lower interest rate risk, beginning in 2009, the Bank has been selling to the secondary market almost all 1-4 family loans originated with terms exceeding 10 years, on a servicing released basis.

The intent of the Bank's cash and investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Hamilton's cash operating needs and credit and interest rate risk objectives. The level of cash and equivalents has typically remained in the range of 11% to 12% of assets, which was sufficient for daily operational needs. The ratio increased in fiscal 2010 to 14.7%, in order to provide adequate liquidity for the branch purchase. As of March 31, 2012 the portfolio of cash and cash equivalents totaled $35.3 million, equal to 11.1% of assets.

The investment securities portfolio, which included U.S. government agency securities, FHLMC stock, and mortgage-backed securities ("MBS") totaled $95.1 million or 29.9% of assets as of March 31, 2012. The entire portfolio was classified as available-for-sale ("AFS"), with a pre-tax gain of $0.6 million as of March 31, 2012. Additionally, the Bank has an investment in FHLB stock of $0.5 million or 0.16% of average assets. The level of cash and investments is anticipated to increase initially following conversion, pending gradual redeployment into higher yielding loans. Details of the Bank's investment securities portfolio are presented in Exhibit I-4.

The Bank owns four of the five branch office locations and leases the newly opened executive office in Towson, Maryland. The aggregate net book value of land and buildings was $2.0 million at March 31, 2012. The headquarters office in Towson is a 17,000 square foot building opened in 2011 with a lease expiration date of November 29, 2016. The investment in the headquarters office and all of the branch offices (including land, buildings, and furniture, fixtures and equipment) totaled $2.5 million, or 0.8% of assets as of March 31, 2012. This investment in fixed assets is relatively moderate as a percent of assets.

Real estate owned ("REO") totaled $756,000 or 0.2% of assets at March 31, 2012, and consisted solely of commercial real estate property. Gaining ownership of these assets allows the Bank to dispose of such assets in a manner that is most beneficial to the Bank and its financial condition. Historically, Hamilton has not carried balances of REO on the balance sheet.

As of March 31, 2012, Hamilton held a balance of bank owned life insurance ("BOLI"), $8.3 million, which reflects growth since the end of fiscal 2008 owing to increases in the cash surrender value of the policies. The balance of the BOLI reflects the value of life insurance contracts on selected members of the Bank's management and has been purchased with the intent to offset various benefit program expenses on a tax advantaged basis. The increase in the cash surrender value of the BOLI is recognized as an addition to other non-interest income on an annual basis.

As a result of the K Bank branch acquisition in December 2009, intangible assets in the form of goodwill and core deposit intangibles were established. As of March 31, 2012, the goodwill and CDI balances totaled $2.7 million and $264,000, respectively. In aggregate, total intangible assets equaled $2.9 million or 0.9% of total assets as of March 31, 2012. The goodwill is not being amortized but is tested for impairment annually and the core deposit intangible is being amortized over a weighted average estimated life of four years.

Over the past five years, Hamilton's funding needs have been provided by retail deposits and retained earnings, as the Bank has not utilized supplemental funding through borrowings. Similar to the trend in assets, the balance of the Bank's deposits increased steadily from 2008 to 2011, and declined over the recent fiscal year, reaching a high of $298.6 million as of March 31, 2011 and then declining to $281.0 million as of March 31, 2012. Based on the higher growth rate in deposits compared to assets over the past five years, the proportion of assets funded with deposits has increased from 84.8% at March 31, 2008 to 88.2% at March 31, 2012. The growth in deposits has been achieved through increases in all account types, as the Bank offers a competitive community-based product line of retail deposits. Importantly, as part of the Bank's efforts to rely less on CDs and for interest rate risk purposes, management is allowing higher costing CDs to runoff during 2012 and intends to continue to grow lower-cost core deposits, including emphasizing deposit accounts for the Bank's small business borrowers. The Bank maintains a concentration of deposits in core transaction and savings account deposits, which averaged 20.2% of deposits for the year ended March 31, 2012, versus 15.7% of total deposits for fiscal year 2010. As the Bank has had adequate funds for liquidity and lending needs, Hamilton has historically not utilized borrowings as a supplemental funding source.

The balance of equity increased over the past five years, as the Bank recorded profitable operations from 2009 through 2012. Reflecting the combination of this increase in equity and the increase in assets over that time period, the equity-to-assets ratio declined from 14.39% at fiscal year end 2008 to 11.01% at March 31, 2012. The Bank's tangible equity ratio has also declined as a result of the intangibles booked as part of the 2009 branch acquisition. The Bank maintained surpluses relative to all of its regulatory capital requirements at March 31, 2012. The pro forma return on equity ("ROE") is expected to initially decline given the increased equity position.

Income and Expense Trends

Table 1.2 presents the Bank's income and expense trends over the past five fiscal years ended March 31, 2012. Hamilton has recorded consistently profitable operations from fiscal 2009 to fiscal 2012, ranging from a high of $1.1 million or 0.34% of average assets for fiscal year ended March 31, 2011 to a low of $131,000, or 0.04% of average assets for fiscal 2012. The Bank reported a net loss in fiscal 2008 primarily from the termination of the Bank's defined benefit plan.

The income statement has been affected by various non-operating income or expense items over the past five years, including such items as gains on the sale of loans and investment securities and expenses related to benefit plans and mergers. Net interest income and operating expenses represent the primary components of the Bank's income statement. Other revenues for the Bank largely are derived from customer service fees and charges on the deposit base and lending operations. The level of loan loss provisions due to the prevailing economic trends has also affected the level of net income in the most recent two fiscal years.

The Bank's net interest income to average assets ratio increased from a low of 1.47% during 2008 to 2.63% for fiscal 2012, reflecting market trends in interest rates over that time period, along with the impact of the Bank's operating strategies. The Bank's level of interest income has been supported by the relatively modest level of non-accruing loans, which would act to reduce the level of interest income recognized. The increasing focus on commercial real estate and commercial business lending has assisted in maintaining earning assets yields, given the generally higher interest rates of these types of loans. The net interest income ratio

Table 1.2
Hamilton Bank
Historical Income Statements

	For the Fiscal Year Ended March 31,									
	2008		2009		2010		2011		2012	
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$11,577	5.15%	$10,698	4.83%	$11,228	4.37%	$12,762	3.90%	$12,463	3.81%
Interest Expense	(8,278)	-3.68%	(6,891)	-3.11%	(5,787)	-2.25%	(5,288)	-1.61%	($3,862)	-1.18%
Net Interest Income	$3,300	1.47%	$3,807	1.72%	$5,441	2.12%	$7,474	2.28%	$8,601	2.63%
Provision for Loan Losses	0	0.00%	(14)	-0.01%	(53)	-0.02%	(616)	-0.19%	($2,718)	-0.83%
Net Interest Income after Provisions	$3,300	1.47%	$3,793	1.71%	$5,388	2.10%	$6,858	2.09%	$5,882	1.80%
Other Income	$298	0.13%	$308	0.14%	$382	0.15%	$500	0.15%	$555	0.17%
Operating Expense	(3,635)	-1.62%	(3,670)	-1.66%	(4,742)	-1.85%	(6,225)	-1.90%	($6,815)	-2.08%
Net Operating Income	($37)	-0.02%	$430	0.19%	$1,028	0.40%	$1,133	0.35%	($378)	-0.12%
Gain(Loss) on Sale of Investment Securities	$74	0.03%	$29	0.01%	$541	0.21%	$453	0.14%	$386	0.12%
Termination of Defined Benefit Plans	(1,396)	-0.62%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Gain(Loss) on Sale of Loans	0	0.00%	0	0.00%	21	0.01%	41	0.01%	6	0.00%
Merger Related Expenses	0	0.00%	0	0.00%	(273)	-0.11%	(2)	0.00%	0	0.00%
Total Non-Operating Income/(Expense)	($1,322)	-0.59%	$29	0.01%	$289	0.11%	$492	0.15%	$392	0.12%
Net Income Before Tax	($1,359)	-0.60%	$459	0.21%	$1,317	0.51%	$1,625	0.50%	$14	0.00%
Income Tax Provision (Benefit)	482	0.21%	(83)	-0.04%	(289)	-0.11%	(511)	-0.16%	117	0.04%
Net Income (Loss)	($877)	-0.39%	$376	0.17%	$1,028	0.40%	$1,113	0.34%	$131	0.04%
Adjusted Earnings										
Net Income	($877)	-0.39%	$376	0.17%	$1,028	0.40%	$1,113	0.34%	$131	0.04%
Add(Deduct): Net Gain/(Loss) on Sale	1,322	0.59%	(29)	-0.01%	(289)	-0.11%	(492)	-0.15%	($392)	-0.12%
Tax Effect (2)	(450)	-0.20%	10	0.00%	98	0.04%	167	0.05%	133	0.04%
Adjusted Earnings	($5)	0.00%	$357	0.16%	$837	0.33%	$789	0.24%	($128)	-0.04%
Expense Coverage Ratio	90.8%		103.7%		114.7%		120.1%		126.2%	
Efficiency Ratio	101.0%		89.2%		81.4%		78.1%		74.4%	
Return on Equity	-2.7%		1.2%		3.1%		3.2%		0.4%	
Effective Tax Rate (Benefit)	35.5%		18.0%		22.0%		31.5%		-847.1%	

(1) Ratios are as a percent of average assets
(2) Assumes a 34% effective tax rate for federal & state income taxes.
Source: Audited & unaudited financial statements & RP Financial calculations

has also been supported by a sharp decline in interest expense, as the low interest rate environment of the past several years has resulted in a sharp decline in overall interest expense levels. More recently, the Bank has permitted higher costing CDs to be withdrawn upon maturity, which has lowered funding costs. The Bank's interest rate spreads and yields and costs for the past three fiscal years ended March 31, 2012 and are set forth in Exhibits I-3 and I-5.

Non-interest operating income ("other income") has trended modestly upward since fiscal 2008 in relation to the growth in assets, although such income remains limited due to the higher concentration of CDs and money market accounts in the deposit base, accounts that do not provide material levels of fee income. The non-interest operating income ratio is dependent upon the level of banking activities, with fees and charges on transaction deposit accounts constituting the primary source of non-interest income for the Bank. Hamilton also receives a level of income from dividends on the BOLI investment. The increase in the dollar amount of non-interest income shown in Table 1.2 reflects increases in balances of deposit accounts, including core accounts which provide higher levels of fee income. For the fiscal year ended March 31, 2012, non-interest income totaled $0.6 million, or 0.17% of average assets.

Operating expenses represent the other major component of the Bank's income statement, and ranged from a low of 1.62% of average assets during 2008 to a high of 2.08% of average assets during fiscal 2012. The increase in the dollar amount of operating expenses since 2008 reflects general inflation costs and the overall costs of operations. More recently, the higher costs are due to the costs related to the new executive office and growing employment base, as well as advertising expenses related to the Bank's recent brand, website, name, and business changes following the implementation of enhanced marketing strategies. The Bank's level of operating expenses is indicative of the higher staffing needs associated with the branch office network and growing commercial lending department, as well. Upward pressure will be placed on the Bank's expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans.

The trends in the net interest income and operating expense ratios since fiscal 2008 have caused the expense coverage ratio (net interest income divided by operating expenses) to increase from a low of 90.8% in fiscal 2008 to a high of 126.2% in fiscal 2012, a favorable trend. The ratio for the most recent 12 month period indicates that net interest income was sufficient to cover the Bank's operating expenses. Similarly, Hamilton's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) has declined since fiscal 2008, and was 74.4% during the fiscal year ended March 31, 2012, a decline from a high of 101.0% in fiscal 2008. The increasing levels of net interest and non-interest income have been the primary reasons for improvement in the efficiency ratio. Going forward, the Bank believes the efficiency ratio should improve with continued efforts to control operating expenses and reinvestment of the offering proceeds.

As noted earlier, loan loss provisions increased beginning in fiscal 2009, reflecting the more challenging economic environment, increasing problem assets, and the desire for improved reserve coverage ratios by the Bank with the emphasis in higher risk commercial mortgage and business lending. During fiscal years 2009 through 2011, the Bank incurred total loan loss provisions of $683,000, which significantly increased for fiscal 2012 to $2.7 million, or 0.83% of average assets. The increase in provisions during 2012 resulted in an increase in the ALLL balance to $3.6 million as of March 31, 2012. Reflecting the Bank's historically strong asset quality, loan chargeoffs have not been recorded until fiscal 2012, when chargeoffs of $349,000 were incurred. As of March 31, 2012, the total ALLLs equaled 40.4% of non-performing loans ("NPLs"), 37.23% of non-performing assets, and 2.05% of total loans. Exhibit I-6 sets forth the Bank's allowance for loan loss activity during the past five years.

Non-operating items have had a relatively modest impact on the Bank's income statement over the past five years and have consisted primarily of gains on the sale of investment securities and loans. The Bank reported one-time expenses due to the termination of a defined benefit plan in fiscal 2008 and merger related expenses in fiscal 2010 and 2011. During the most recent fiscal year, Hamilton reported a $386,000 gain on sale of investment securities and a $6,000 gain on the sale of loans, due to mortgage banking activities.

The Bank's income tax status has been impacted by the varying levels of income recorded over the past five years and by the investment in BOLI. For fiscal years 2008 and fiscal 2012, Hamilton recorded tax benefits based on the negative to minimal earnings recorded by the Bank. For fiscal years 2009 through 2011, Hamilton recorded tax expense based on recorded taxable income, which was adjusted for the tax-advantaged income noted above. The effective tax rates for the Bank ranged from 18.0% in fiscal 2009 to 35.5% in fiscal 2008 and reflected a not meaningful effective tax rate for fiscal 2012, due to the income tax benefit based on the minimal earnings reported. The Bank's marginal effective statutory tax rate approximates 34%, and this is the rate utilized to calculate the net reinvestment benefit from the offering proceeds.

Interest Rate Risk Management

The Bank's balance sheet is liability-sensitive in the shorter-term and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates. Hamilton measures its interest rate risk exposure by use of an independent third party Economic Value of Equity ("EVE") model, which provides an analysis of estimated changes in the Bank's EVE under the assumed instantaneous changes in the U.S. treasury yield curve. Utilizing figures as of March 31, 2012, based on a 2.0% instantaneous and sustained increase in interest rates, the EVE model indicates that the Bank's EVE would decrease by 22.9% (see Exhibit I-7).

The Bank pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Bank manages interest rate risk from the asset side of the balance sheet through underwriting residential mortgages that will allow for their sale to the secondary market when such a strategy is appropriate and diversifying into other types of lending beyond 1-4 family permanent mortgage loans which consist primarily of shorter term commercial real estate and commercial business loans. The Bank also invests in short-term securities, which generally have lower yields compared to longer-term investments.

As of March 31, 2012, of the Bank's total loans due after March 31, 2013, ARM loans comprised only 8.6% of those loans (see Exhibit I-8). In addition, the Bank is currently selling all 1-4 family loans originated with terms exceeding 10 years to the secondary market for interest rate risk management purposes. On the liability side of the balance sheet, management of interest rate risk has been pursued through maintaining a concentration of deposits in lower cost and less interest rate sensitive transaction and savings accounts and maintaining a base of interest-free equity. Transaction and savings accounts comprised 20.2% of the Bank's deposits at March 31, 2012. The infusion of stock proceeds will serve to further limit the Bank's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Bank's capital will lessen the proportion of interest rate sensitive liabilities funding assets.

There are numerous limitations inherent in interest rate risk analyses such as the credit risk of Bank's loans pursuant to changing interest rates. Additionally, such analyses do not measure the impact of changing spread relationships, as interest rates among various asset and liability accounts rarely move in tandem, as the shape of the yield curve for various types of assets and liabilities is constantly changing in response to investor perceptions and economic events and circumstances.

Lending Activities and Strategy

Since it's founding in 1915 through calendar year 2008, Hamilton conducted its lending operations as a traditional savings and loan association, originating long term fixed rate 1-4 family residential first mortgage loans to local residents of the geographic areas surrounding the office locations. In most recent years, the Bank has diversified the lending function into commercial real estate ("CRE") and commercial and industrial ("C&I") loans, while lessening the proportion of 1-4 family residential loans in portfolio. To a much lesser extent, the Hamilton originates construction loans, home equity loans, home equity lines of credit ("HELOCs") and consumer loans. Details of the Bank's loan portfolio composition are shown in Exhibit I-9, while Exhibit I-10 provides details of the Bank's loan portfolio by contractual maturity date.

Residential Real Estate First Mortgage Lending

As noted above, Hamilton has historically engaged in the origination and retention in portfolio of first mortgage loans secured by traditional 1-4 family residential owner-occupied property. As of March 31, 2012, owner-occupied residential first mortgage loans equaled $76.7 million, or 44.2% of total loans, primarily consisting of fixed rate residential mortgage loans, as the Bank reported only $1.5 million of ARMs. The Bank has never offered an ARM product, and the existing balance of residential ARMs is a result of the purchase of a pool of residential ARMs from another local financial institution and from loans acquired in conjunction with the K-Bank branch purchase in December 2009. This portfolio of residential ARMs is declining through repayments and prepayments, as Hamilton does not originate such loans in-house. Reflecting the Bank's recent loan diversification strategy, the balance of 1-4 family first mortgage loans (owner-occupied) has declined from a high of $127.5 million, or 80.4% of total loans as of March 31, 2008.

Reflecting a change in lending strategy, beginning in fiscal 2009, the Bank began originating and selling long-term fixed rate residential loans through a partially-owned mortgage banking company, Mortgage Department Services, LLC. ("MDS") on a servicing released basis. This strategy was pursued primarily for interest rate risk management purposes, given the historically low interest rate environment that has existed over the past several years. In addition, 1-4 family residential mortgage lending has become a commodity product such that loan yields have declined. The Bank invested in MDS, a newly formed mortgage banking company in July of 2008 along with three other local community financial institutions. Loan prospects are received from the MDS owner institutions, and MDS's operating function is to perform the underwriting, processing, funding and sale of the loans into the secondary market, primarily to institutions such as Wells Fargo and Franklin American Mortgage Company ("FAMC") for a fee. This arrangement results in lower personnel and operating costs for the Bank, and Hamilton receives income in the form of gains on sale and fee income from any loan sales.

Essentially all 1-4 family residential first mortgage loans originated by Hamilton are processed and sold through the MDS operations. Such loans are generally underwritten to secondary market guidelines, primarily Freddie Mac and Fannie Mae, with most of the loans secured by residences in the local markets surrounding the branch office locations. Fixed rate loans are typically offered with terms of 10 to 30 years. Loans with terms greater than 10 years are sold by MDS, although certain loans may be retained in portfolio that have specific underwriting characteristics that preclude sale in the secondary market. Residential loans are generated through Bank's in-house lending staff. In accordance with applicable loan underwriting guidelines, most of the Bank's 1-4 family loans are originated with LTV ratios of up to 95%, with private mortgage insurance ("PMI") being required for loans in excess of an 80% LTV ratio. The Bank does not offer "interest only", "negative amortization", "Alt A", or subprime loans, all of which are loans with higher risk underwriting characteristics.

As shown in Exhibit I-9, Hamilton's residential first mortgage loan portfolio includes a balance of 1-4 family investor loans, which are secured by non-owner occupied rental properties, mostly within the Baltimore metropolitan area. This portfolio totaled $17.3 million, or 9.9% of total loans as of March 31, 2012. The Bank has pursued this lending strategy for a number of years as these loans represent an additional source of portfolio loans that provide enhanced yields. Thus, investor loans increased from $6.8 million or 4.3% of loans as of March 31, 2008 to a high of $19.9 million, or 11.0% of loans as of March 31, 2010. Given the higher risk associated with these loans, and the change in lending strategy to focus on commercial real estate and C&I loans, Hamilton has ceased lending in this area. A portion of this portfolio consists of purchased participations with another local community bank whereby Hamilton owns approximately 95% of each loan and the servicing is retained by the seller. Some of these loans are secured by Section 8 housing, and some of these borrowers have their first mortgages with Hamilton which decreases the risk inherent in this portfolio.

Home Equity/Home Equity Lines of Credit

Home equity loans and HELOCs are offered by Hamilton as part of the residential lending activities and provide interest rate risk and yield enhancement benefits. Hamilton offers such loans in the geographic footprint served by the branches, and currently these loans are sourced by the branch offices. This lending activity is expected to continue, recognizing the risk in this type of lending given that home values have declined. Historically the Bank has priced these loans competitively in the local market area. Home equity and HELOC loans totaled $16.3 million, or 9.4% of total loans as of March 31, 2012, a decrease from $19.2 million, or 12.1% of loans as of March 31, 2008.

Home equity loans are originated as fixed rate, fixed term loans underwritten as amortizing loans with terms of 3.5 to 20 years. The maximum LTV ratio is typically 80% of the appraised value or 75% of the current year state tax assessment value, less any first mortgage balance. These loans equaled $9.1 million, or 55.8% of the second position loan portfolio as of March 31, 2012.

HELOCs are currently originated with adjustable rates tied to the prime rate of interest minus 0.5% with a floor of 4% and lifetime cap of 18%, as well as draw terms of 10 years with a repayment period of 10 years. A portion of the portfolio was originated in prior years without a floor rate, and thus, currently carry a lower interest rate. The maximum LTV ratio is up to 80% of the appraised value or 75% of the current year state tax assessment, less any first mortgage balance. These loans totaled $7.2 million, or 44.2% of total second position loans at March 31, 2012.

Construction Loans

Historically, Hamilton has pursued construction lending to a limited extent, preferring to focus on lending on existing residential property. In recent periods, the Bank has increased the construction lending activity somewhat, with a concentration in commercial construction lending and, to a lesser extent, 1-4 family construction lending. As of March 31, 2012, construction loans totaled $3.9 million, or 2.2% of total loans, consisting of $3.6 million of commercial construction loans and $260,000 consisting of residential construction loans. Credit risk is managed by limiting lending activities within the primary market area and lending to the ultimate owner of the property. The Bank does not typically originate construction loans to builders or developers in the regional market area. These loans are also attractive due to the relatively short average duration and attractive yields.

Hamilton will originate residential construction loans as owner-occupied loans to the ultimate homeowner for construction of their primary residence. Typically, the borrower will approach the Bank for a loan after the borrower has identified the proposed building lot and the contractor who will build the home. Residential construction loans typically have terms of up to 12 months and are priced at a premium to the 1-4 family first mortgage loan rate. Construction loans are generally interest only during the construction phase.

Given the Bank's recent increased emphasis in commercial real estate lending, Hamilton also originates commercial construction loans for owner occupied properties. These loans carry variable rates of interest, terms of up to 2 years (but most typically 9-12 months) and LTV ratios of up to 75%. Such construction loans are generally interest only during the construction period. At the end of the construction phase, the loans are either paid off or may convert to permanent financing.

Commercial Real Estate Lending

Prior to 2008, Hamilton had engaged in a minimal level of CRE lending, and had obtained loans through both internal originations and through several loan purchases, including loan participations with other regional institutions. Beginning in 2008, the Bank hired an experienced CRE lending manager to build a CRE loan department and portfolio. As a result, since March 31, 2008, the Bank's CRE loan portfolio has grown from $3.2 million, or 2.0% of total loans, to $31.0 million, or 17.9% of the total loan portfolio as of March 31, 2012. These loans are attractive as they are generally priced at a higher rate of interest and shorter terms to maturity or repricing than traditional residential loans. CRE loans also have larger balances and involve a greater risk profile than 1-4 residential mortgage loans. Payments on commercial real estate loans are usually dependent on successful operations and management of the property. The Bank will generally require and obtain loan guarantees from financially capable borrowers.

Fixed-rate commercial real estate mortgage loans are secured by a wide variety of commercial properties located primarily in the markets surrounding a Hamilton branch location, including professional and retail centers, membership clubs, non-profit organizations, and office buildings. Loans originated are fixed rate with balloon payments due after five years. Amortization periods can be as much as 20 years. Commercial real estate loans are originated at LTV ratios generally not above 75% if non-owner occupied or 80% if owner occupied, of the appraisal value or purchase price, generally whichever is lower. Debt service coverage ratios are generally targeted at 1.25x. The average loan size of the commercial real estate loans is approximately $500,000 (with the majority between $250,000 and $1.0 million), with the Bank's typical customer consisting of small- to mid-sized businesses located in the market area served.

The CRE portfolio includes several loan participations with other local financial institutions, however Hamilton is not engaging in purchased participations at present. The CRE loan department now includes additional personnel that are experienced in commercial real estate lending in the state of Maryland, including lenders that maintain borrower relationships that assist in building the Bank's commercial real estate loan portfolio.

Commercial and Industrial Lending

Reflecting the recent emphasis on commercial lending, Hamilton has also built a sizeable non-mortgage commercial loan portfolio over the past several years. The Bank originates C&I loans to local small- and mid-sized businesses, including loans to provide working capital and secured by accounts receivable, inventory or property, plant and equipment, as well as small business administration ("SBA") loans. As of March 31, 2012, the Bank had $27.2 million of C&I loans in portfolio, equal to 15.7% of total loans, which consisted of $24.2 million of commercial business loans and $3.0 million of SBA loans. This represents an increase from a minimal $0.4 million, or 0.2% of loans as of March 31, 2008.

Commercial business loans usually have shorter terms and higher interest rates than real estate loans. These loans may be fixed-rate but are usually adjustable-rate loans indexed to the prime rate of interest plus a margin of 1.00%. Due to the current interest rate environment, these loans are generally originated with a floor of approximately 5%. Business lines of credit generally have a maximum term of three years, while term loans generally have a maximum term of up to five years. Commercial term loans are offered in order to fund longer-term needs of the commercial customers. LTV ratios for these types of loans are generally limited to 75%. The typical business loan customer has annual revenue of up to $20 million.

Hamilton is also an approved SBA lender, and the Bank currently offers SBA Express, SBA Patriot Express, 7A, and SBA 504 loans. SBA loans generally offer more flexible underwriting guidelines than conventional business loans, including smaller down payments, longer terms and fully amortizing loan structures. The Bank is currently the #7 SBA Lender in the Mid-Atlantic region. Terms of the SBA loans differ by program, however are generally offered up to $2.0 million.

The Bank has outsourced the underwriting and servicing functions of the commercial mortgage and non-mortgage portfolio to a third party, Strategic Banking Partners, who is also familiar with SBA underwriting. As the Bank does not currently have the infrastructure to support their commercial initiatives just yet, hiring the third party has been more cost effective at present.

Consumer Lending

Hamilton has not been an active originator of consumer loans, which are primarily provided as a service to customers who request such loans. Consumer loans totaled $1.2 million as of March 31, 2012 (0.7% of total loans), and consist primarily of auto and personal loans. The Bank offers such loans as they tend to have shorter maturities and higher interest rates than mortgage loans. These loans are underwritten and originated by in-house personnel with rates and terms set by the Bank's internal loan policies and competitive factors.

Asset Quality

Hamilton's lending operations include originations of construction, CRE, C&I and consumer loans for portfolio, all of which carry a higher risk profile than traditional 1-4 family mortgage lending. Since fiscal 2010, the Bank has experienced a decline in asset quality with the majority of the NPAs secured by commercial real estate and commercial business loans. NPAs, inclusive of accruing loans past due 90 days or more, REO, and performing troubled debt restructurings ("TDRs"), increased from a low of $120,000 as of March 31, 2008 to $9.5 million at March 31, 2012. As of that date, the Bank reported $7.4 million of non-accruing loans, a zero balance of accruing loans past due 90 days or more, REO of $756,000, and performing TDRs of $1.4 million, equal to 3.00% of assets at March 31, 2012. As of March 31, 2012, 67.5% of non-accrual loans were related to commercial real estate and commercial business loans and the TDRs were all 1-4 residential real estate loans. Exhibit I-11 presents a history of NPAs for the Bank since fiscal 2008.

To track the Bank's asset quality and the adequacy of valuation allowances, Hamilton has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed quarterly by senior management and the Board. Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of March 31, 2012, the Bank maintained reserves of $3.6 million, equal to 2.1% of total loans and 37.2% of NPAs.

Funding Composition and Strategy

Deposits have consistently accounted for the only portion of the Bank's IBL, as the Bank has historically not utilized borrowings as a supplemental funding source. At March 31, 2012 deposits equaled $281.0 million, or 88.2% of total assets. Exhibit I-12 sets forth the Bank's average deposit composition for the past three fiscal years and Exhibit I-13 provides the interest rate and maturity composition of the CD portfolio at March 31, 2012. CDs constitute the largest portion of the Bank's deposit base, totaling 79.8% of deposits for the fiscal year ended March 31, 2012 versus 84.3% of deposits for fiscal year 2010. All types of core deposits, including NOW/demand, money market and savings accounts, increased as a percent of total deposits over the past three fiscal years, reflecting management's emphasis on growing core accounts, while decreasing reliance on higher cost CDs.

Transaction and savings account deposits averaged $57.9 million, or 20.2% of total deposits for fiscal year 2012, versus $33.0 million, or 14.7% of average total deposits, for fiscal 2010. The remaining balance of the Bank's deposits consists of CDs, with Hamilton's current CD composition reflecting a concentration of short-term CDs (maturities of one year or less). For the year ended March 31, 2012, the CD portfolio totaled $229.5 million, and 60.7% of the CDs were scheduled to mature in one year or less at March 31, 2012. As of March 31, 2012, jumbo CDs (balances exceeding $100,000) amounted to $81.8 million, or 37.3% of total CDs. Brokered CDs totaled a minimal $250,000 as of March 31, 2012. As noted previously, the balances of CDs will continue to decline as part of management's efforts to rely less on CDs, allowing higher cost CDs to runoff and gradually growing lower-cost core deposits, including emphasizing deposit accounts for small businesses.

Legal Proceedings

The Bank is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Bank.

II. MARKET AREA ANALYSIS

Introduction

Established in 1915, Hamilton has traditionally operated pursuant to a strategy of strong community service, and dedication to being a community-oriented financial institution, which has supported customer loyalty and recent growth trends. The Bank operates through a network of five retail branch offices across the Baltimore, Maryland Metropolitan Statistical Area ("MSA") and the surrounding suburban region, serving the communities of Cockeysville, Pasadena, Towson, and Baltimore (Overlea and Hamilton) in Maryland. The Bank is headquartered in the city of Towson, Maryland, located in Baltimore County. The Bank maintains one other branch office in Baltimore County and two additional branches located in Baltimore (City) County and a single office location in Anne Arundel County, Maryland. Additional details of the Bank's office facilities are presented in Exhibit II-1.

Anne Arundel County and parts of Baltimore County can be characterized as suburban markets outside of the more densely populated urban market of Baltimore City. The area surrounding the Anne Arundel County office in Pasadena has a relatively strong economy and high income levels. The Cockeysville, MD office in Baltimore County is a more stable area in terms of growth characteristics, with a white-collar employment base.

The regional market area has a diversified economy, with services, wholesale/retail trade and state and local government constituting the primary sectors of employment. The regional banking environment is highly competitive, and includes a large number of thrifts, commercial banks, credit unions and other financial services companies, some of which have a national presence. Within the city of Baltimore, community banking institutions remain a notable part of the banking industry.

Future growth opportunities for the Bank depend on the future prospects of the local and regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined to help determine the growth potential that exists for the Bank, the relative economic health of the Bank's market area, and the resultant impact on value.

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. The national economy experienced a severe downturn during 2008 and 2009, as the fallout of the housing crisis caused the wider economy to falter, with most significant indicators of economic activity declining by substantial amounts. The overall economic recession was the worst since the great depression of the 1930s. Approximately 8 million jobs were lost during the recession, as consumers cut back on spending, causing a reduction in the need for many products and services. Total personal wealth declined notably due to the housing crisis and the drop in real estate values. As measured by the nation's gross domestic product ("GDP"), the recession officially ended in the fourth quarter of 2009, after the national GDP expanded for two consecutive quarters (1.7% annualized growth in the third quarter of 2009 and 3.8% annualized growth in fourth quarter of 2009). The economic expansion has continued since that date, with GDP growth of 3.1% for calendar year 2010, 1.6% for calendar year 2011 and at 2.2% for the first calendar quarter of 2012. Notably, a large portion of GDP growth during 2009 through 2011 was generated through federal stimulus programs, bringing into question the sustainability of the recovery without government support.

The economic recession caused the inflation rate to decrease notably during 2009. Inflation averaged 3.85% for all of 2008 and a negative 0.34% for all of 2009, indicating a deflationary period. There was a decline in prices during eight of the 12 months during 2009. Reflecting a measure of recovery of the economy, the national annualized inflation rate was 1.64% for 2010 and a somewhat higher 3.16% for 2011. For the first three months of 2012, the national inflation rate averaged an annual rate of 2.82%. The national unemployment rate recorded a recovery over the past 12 months. The reduction in employment during the recession led to fears of a prolonged period of economic stagnation, as consumers were unwilling or unable to increase spending. Indicating a level of improvement, the national unemployment rate equaled 8.2% as of March 2012, a decline from 9.4% as of December 2010, but still high compared to recent historical levels. There remains significant uncertainty about the near term future, particularly in terms of the speed at which the economy will recover, the impact of the housing crisis on longer term economic growth, and the near-term future performance of the real estate industry, including both residential and commercial real estate prices, all of which have the potential to impact future economic growth. The current and projected size of government spending and deficits also has the ability to impact the longer-term economic performance of the country.

The major stock exchange indices have reflected little improvement over the last 12 months, reporting significant volatility and remaining trendless at the fiscal year end. As an indication of the changes in the nation's stock markets over the last 12 months, as of March 31, 2012, the Dow Jones Industrial Average closed at 13,212.04, an increase of 7.24% from March 31, 2011, while the NASDAQ Composite Index stood at 3,091.57, an increase of 11.16% over the same time period. The Standard & Poors 500 Index totaled 1,408.47 as of March 31, 2012, an increase of 6.23% from March 31, 2011.

Regarding factors that most directly impact the banking and financial services industries, in the past year the number of housing foreclosures have reached historical highs, median home values remained well below historical highs in many areas of the country, and the housing construction industry has been severely limited. These factors have led to substantial losses at many financial institutions, and subsequent failures of institutions. Despite efforts by the federal and state governments to limit the impact of the housing crisis, there remain concerns about a "double-dip" housing recession, whereby another wave of foreclosures occurs. Therefore, the Company will continue to employ strict, prudent underwriting for such loans being placed into its portfolio, and will work to aggressively resolve substandard credits.

Based on the consensus outlook of 54 economists surveyed by The Wall Street Journal in April 2012, economic growth is expected to improve from an annualized growth rate of 1.6% in 2011 to 3.0% in 2014. Most of the economists expect that the unemployment rate will decrease from 2012 through 2014, but the pace of job growth will only serve to bring the unemployment rate down slowly. On average, the economists expect that the unemployment rate will be 6.8% by the end of 2014, with the economy adding around 2.3 million jobs from March 2012 to March 2013. On average, the economists did not expect the Federal Reserve to begin raising its target rate until the middle of 2013 and the yield on the 10-year Treasury would increase to 3.81% by the end of 2014. Inflation pressures were forecasted to remain in the range of 2.3% to 2.6% through the end of 2014, and that the price of oil was expected to settle around $100 a barrel. The economists also forecasted home prices would increase by a modest 0.6% in 2012, as measured by the Federal Housing Finance Agency index. Housing starts were forecasted to increase modestly in 2012, but remain at historically depressed levels.

The 2012 housing forecast from the Mortgage Bankers Association (the "MBA") was for existing home sales to increase by approximately 6.3% from 2011 levels and new home sales were expected to increase by 11.8% in 2012 from were relatively depressed levels in 2011. The MBA forecast showed decreases in the median sale price for new and existing homes in 2012. Total mortgage production is forecasted to be down in 2012 to $1.1 trillion compared to $1.3 trillion in 2011. The reduction in 2012 originations is largely due to a 34% reduction in refinancing volume, with refinancing volume forecasted to total $566 billion in 2012. Comparatively, house purchase mortgage originations are predicted to increase by 3.9% in 2012, with purchase lending forecasted to total $483 billion in 2012.

Interest Rate Environment

In terms of interest rates, through the first half of 2004, in a reaction to try to avoid a significant slowdown of the economy, the Federal Reserve lowered key market interest rates to historical lows not seen since the 1950s, with the federal funds rate equal to 1.00% and the discount rate equal to 2.00%. Beginning in June 2004, the Fed began slowly, but steadily increasing the federal funds and overnight interest rates in order to ward off any possibility of inflation. Through June 2006, the Fed had increased interest rates a total of 17 times, and as of June 2006, the Fed Funds rate was 5.25%, up from 1.00% in early 2004, while the Discount Rate stood at 6.25%, up from 2.00% in early 2004. The Fed then held these two interest rates steady until mid-2007, at which time the downturn in the economy was evident, and the Fed began reacting to the increasingly negative economic news. Beginning in August 2007 and through December 2008, the Fed decreased market interest rates a total of 12 times in an effort to stimulate the economy, both for personal and business spending.

As of January 2009, the Discount Rate had been lowered to 0.50%, and the Federal Funds rate target was 0.00% to 0.25%. These historically low rates were intended to enable a faster recovery of the housing industry, while at the same time lower business borrowing costs, and such rates have remained in effect through early 2010. In February 2010, the Fed increased the discount rate to 0.75%, reflecting a slight change to monetary strategy. The effect of the interest rate decreases since mid-2008 has been most evident in short term rates, which decreased more than longer term rates, increasing the slope of the yield curve. This low interest rate environment has been maintained as part of a strategy to stimulate the economy by keeping both personal and business borrowing costs as low as possible. The strategy has achieved its goals, as borrowing costs for residential housing have been at historical lows, and the prime rate of interest remains at a low level. As of March 31, 2012, one- and ten-year U.S. government bonds were yielding 0.19% and 2.23%, respectively, compared to 0.30% and 3.47%, respectively, as of March 31, 2011. This has had a positive impact on the net interest margins of many financial institutions, as they rely on a spread between the yields on longer term assets and the costs of shorter term funding sources. However, institutions who originate substantial volumes of prime-based loans have given up some of this pickup in yield as the prime rate declined from 5.00% as of June 30, 2008 to 3.25% as of December 31, 2008, and has remained at that level since that date. Data on historical interest rate trends is presented in Exhibit II-2.

Market Area Demographics

Table 2.1 presents information regarding the demographic and economic trends for the Bank's market area from 2010 to 2011 and projected through 2016, with additional data shown in Exhibit II-3. Data for the nation and the state of Maryland is included for comparative purposes. The market area is characterized by two large, more populous but slower growth areas (Baltimore County and Baltimore City), and smaller, but faster growing Anne Arundel County. From 2010 to 2011, Baltimore City and Baltimore County's population increased at 0.2% and 0.1% annual rates, while the annual population growth rate for Anne Arundel County 0.6%, which exceeded the comparable Maryland growth rate of 0.5% and paralleled the U.S. growth rate.

The stronger population growth experienced in Anne Arundel County was reflected in stronger household growth as well. These trends reflect urban flight to suburban markets for job opportunities, a lower cost of living and more affordable housing. Anne Arundel County, in particular, has become an attractive area to live with newer infrastructure and other amenities. The primary market area is projected to experience population and household growth in line with recent historical trends over the next five years, except for Baltimore City, which shows minimal declines.

Income levels in the market area tend to reflect the nature of the markets served, with higher income levels in the faster growing suburban markets. The greater wealth of the suburban markets is consistent with national trends, in which the white collar professionals who work in the cities generally reside in the surrounding suburbs. Additionally, much of the growth in white collar jobs in the Greater Baltimore area has been occurring in suburban markets.

The lowest per capita and median household incomes were in Baltimore City and were well below statewide measures as well, reflecting a higher concentration of blue collar workers, both skilled and unskilled, as well as some areas of poverty in Baltimore City. Household income distribution measures further underscore the greater affluence of the Anne Arundel County market.

Table 2.1
Hamilton Bank
Summary Demographic/Economic Information

	Year 2010	2011	2016	Growth Rate 2010-2011 (%)	Growth Rate 2011-2016 (%)
Population(000)					
United States	308,746	310,704	321,315	0.6%	0.7%
Maryland	5,774	5,802	5,988	0.5%	0.6%
Baltimore (City) County	621	622	617	0.2%	-0.2%
Baltimore County	805	806	820	0.1%	0.3%
Anne Arundel County	538	541	561	0.6%	0.7%
Households(000)					
United States	116,716	117,458	121,713	0.6%	0.7%
Maryland	2,156	2,167	2,236	0.5%	0.6%
Baltimore (City) County	250	250	249	0.2%	-0.1%
Baltimore County	317	317	322	0.1%	0.3%
Anne Arundel County	199	201	209	0.6%	0.8%
Median Household Income($)					
United States	NA	$50,227	$57,536	NA	2.8%
Maryland	NA	68,192	80,664	NA	3.4%
Baltimore (City) County	NA	35,844	39,570	NA	2.0%
Baltimore County	NA	63,157	77,032	NA	4.1%
Anne Arundel County	NA	79,692	89,637	NA	2.4%
Per Capita Income($)					
United States	NA	$26,391	$30,027	NA	2.6%
Maryland	NA	34,171	39,475	NA	2.9%
Baltimore (City) County	NA	22,591	25,998	NA	2.8%
Baltimore County	NA	34,006	38,972	NA	2.8%
Anne Arundel County	NA	37,381	42,926	NA	2.8%

2011 HH Income Dist.(%)	<$25,000	$25,001-$50,000	$50,001 $100,000	>$100,000+
United States	24.7%	25.1%	30.4%	19.9%
Maryland	16.0%	19.8%	31.8%	32.4%
Baltimore (City) County	36.7%	27.1%	23.7%	12.5%
Baltimore County	15.3%	22.6%	33.7%	28.4%
Anne Arundel County	10.3%	17.4%	34.5%	37.9%

2011 Age Distribution (%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55+ Yrs.
United States	19.7%	27.5%	27.7%	25.2%
Maryland	19.1%	27.1%	29.2%	24.6%
Baltimore (City) County	17.7%	33.0%	26.2%	23.1%
Baltimore County	17.9%	27.1%	27.6%	27.5%
Anne Arundel County	19.2%	26.4%	29.9%	24.5%

Source: SNL Financial, LC.

Regional/Local Economy

The market area contains a diverse cross section of employment sectors, with a mix of services, manufacturing, wholesale/retail trade, federal and local government, health care facilities and finance related employment, which partially mitigates the risk associated with a decline in any particular economic sector or industry. Like most previously industrial cities, Baltimore's employment base has experienced a gradual shift away from manufacturing and heavy industry and toward services and retail trade. The city of Baltimore is now considered a major center for financial services and health services industries.

Located adjacent to major transportation corridors and Washington, DC, the Greater Baltimore region provides a diversified broad economic base and is a key economic center for the state of Maryland. The region is home to a highly-educated workforce and numerous prominent businesses of all sizes, providing a relatively low cost of living, compared to other major metro areas, and well-connected to urban regions along the Northeast Corridor.

Healthcare, financial services, information technology, defense, education, and life sciences/biotechnology are some of the key growth sectors that make up the region's economy. Moreover, the primary occupations in the area are in legal, management, architecture, engineering, business and financial operations, computer and mathematical science, and life, physical and social science. The region's top employers come from a wide range of industries and span both the public and private sectors, as shown in Table 2.2 on the following page.

Overall, service employment accounted for an average of 46% for the market area served, similar to the statewide average. The distribution of employment exhibited in the primary market area is indicative of a diverse and expanding economic environment, with government and wholesale and retail trade exhibiting the next the highest levels of employment in the Bank's market area. In Anne Arundel County, the largest employers include Fort George Meade, which is a military installation for the federal government and Northrop Grumman, a manufacturer of electric surveillance products. In Baltimore City, the largest employers are Johns Hopkins University and Johns Hopkins Hospital & Health System, which support the education and healthcare industries in the region. Baltimore County's largest employers include Aberdeen Proving Ground, a military installation for the federal government and the US Social Security Administration Center, which is also government employment.

Table 2.2
Hamilton Bank
Top 25 Major Employers in Greater Baltimore

Rank	Company Name	Employees
1	Ft. George G. Meade	44,541
2	Johns Hopkins University	22,000
3	Johns Hopkins Hospital & Health System 1/	16,552
4	Aberdeen Proving Ground (APG)	15,582
5	University System of Maryland 2/	15,567
6	US Social Security Administration	11,600
7	Northrop Grumman	9,350
8	University of Maryland Medical System 3/	8,900
9	Walmart/Sam's Club	7,372
10	LifeBridge Health 5/	6,983
11	MedStar Health	6,294
12	Giant Food Stores/Martin's Food Markets	5,464
13	Constellation Energy/BGE	5,449
14	Johns Hopkins University Applied Physics Laboratory	4,700
15	Verizon Wireless	4,486
16	T. Rowe Price Group	4,179
17	GBMC HealthCare	3,819
18	Franklin Square Hospital Center	3,500
19	Mercy Health Services	3,280
20	Home Depot	3,255
21	Southwest Airlines	3,200
22	Erickson Retirement Communities	3,070
23	St. Agnes Health Care	3,022
24	Target	3,015
25	Anne Arundel Health System	3,000

Source: Compiled using regional county top employer lists from the Maryland Department of Business and Economic Development

Note: Community College employment has been included, but public school systems in the counties have been excluded. Contact the counties regarding employment in the public schools.

Employment Sectors

Employment data, presented in Table 2.3, indicates that similar to many areas of the country, services are the most prominent sector for the state of Maryland and the three market area counties, comprising an average of 46% of total employment, with an average of 30% of the service sector concentrated in the health care industry. Baltimore City and Anne Arundel County maintain the highest levels of government employment, while Baltimore County reported the highest level of wholesale and retail traded employment in the market area. Notably, after the nation's capital, the Greater Baltimore region is the largest federal government hub in the United States, with over 73,000 residents employed by the Federal Government. Greater

Baltimore also has the highest concentration of state government employees in the 25 largest metros. Overall, the distribution of employment exhibited in the primary market area is indicative of a diverse economic environment. Additional data is presented in Exhibit II-4.

Table 2.3
Hamilton Bank
Primary Market Area Employment Sectors
(Percent of Labor Force)

Employment Sector	Maryland	Baltimore City	Baltimore County	Anne Arundel County	Mkt Area Average
		(% of Total Employment)			
Services	45.3%	53.1%	45.9%	38.9%	46.0%
Government	16.8%	21.0%	11.9%	23.4%	18.8%
Wholesale/Retail Trade	12.8%	7.0%	13.9%	13.9%	11.6%
Finance/Insurance/Real Estate	9.9%	7.2%	13.1%	8.4%	9.6%
Manufacturing	3.7%	3.5%	4.2%	4.2%	4.0%
Transportation/Utility	3.0%	3.9%	2.6%	3.7%	3.4%
Construction	6.1%	3.0%	6.0%	5.7%	4.9%
Information	1.7%	1.3%	2.0%	1.3%	1.5%
Agriculture	0.5%	0.0%	0.2%	0.1%	0.1%
Other	0.3%	0.0%	0.2%	0.2%	0.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Source: US Bureau of Statistics, 2010.

Unemployment Data and Trends

Table 2.4, provides unemployment data which shows that the unemployment rates in all of the comparative areas have decreased through March 2012 from March 2011, paralleling the changes in the state and national unemployment rates. Baltimore City and Baltimore County reported unemployment rates higher than the statewide average of 6.6% while Anne Arundel County reported a lower unemployment rate of 6.1%. Additionally, the aggregate unemployment rate for Maryland and Baltimore and Anne Arundel Counties were lower than the national unemployment rate of 8.2%. This data indicates that the suburban sectors of the Bank's market area are reflective of the somewhat more favorable position of the local economies in those areas.

Table 2.4
Hamilton Bank
Unemployment Trends

Region	March 2011 Unemployment	March 2012 Unemployment
United States	8.9%	8.2%
Maryland	8.0%	6.6%
Baltimore City	10.4%	10.0%
Baltimore County	7.6%	7.1%
Anne Arundel County	6.4%	6.1%

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics and Trends

The Bank's retail deposit base is closely tied to the economic fortunes of the Greater Baltimore area and, in particular, the areas of the region that are nearby to each of the Bank's five branch office facilities. Table 2.5 displays deposit market trends from June 30, 2007 through June 30, 2011 for the three market area counties and the state of Maryland. Maryland bank and thrift deposits increased at a 5.1% annual rate during the four year period, with savings institutions declining by 17.4% and commercial banks reporting deposit growth of 8.4%, respectively. Importantly, the decline in savings institution deposits over the four year time period was largely due to the merger of Chevy Chase Bank into Capital One, which is a commercial bank. Overall, savings institutions held a market share of 6.7% of total deposits statewide as of June 30, 2011, indicating a relatively modest market position.

In terms of the Bank's market area counties, deposit growth for bank and thrifts in Baltimore City and Anne Arundel County were above the Maryland state growth rate. Conversely, deposit growth in Baltimore County was notably below the Maryland growth rate. Commercial banks maintained a significantly larger market share of deposits than savings institutions in each of the market jurisdictions served by the Bank's branches, with such market shares ranging from a low of 83.5% in Baltimore County to a high of 95.2% in Baltimore City.

Due to the overall size of the market area counties, Hamilton maintains relatively minor market shares in terms of market area deposits. The Bank's largest deposit market share is in Baltimore County, where the Bank's $111.5 million of deposits represented a 0.7% market share of bank and thrift deposits at June 30, 2011. The Bank's $124.7 million of deposits at the Baltimore City branches represented a 0.6% market share of bank and thrift deposits at June

30, 2011. Additionally, at the Anne Arundel branch (purchased from K Bank in 2009), the Bank maintained $57.6 million in deposits for a deposit market share of 0.6%. This data indicates that additional deposit growth and increases in market share are possible.

Table 2.5
Hamilton Bank
Deposit Summary

	As of June 30,						
	2007			2011			Deposit
	Deposits	Market Share	No. of Branches	Deposits	Market Share	No. of Branches	Growth Rate 2007-2011
	(Dollars in Thousands)						(%)
Maryland	$94,987,481	100.0%	1,805	$115,942,755	100.0%	1,785	5.1%
Commercial Banks	78,340,999	82.5%	1,493	108,205,752	93.3%	1,633	8.4%
Savings Institutions	16,646,482	17.5%	312	7,737,003	6.7%	152	-17.4%
Baltimore City	$13,507,651	100.0%	122	$22,362,682	100.0%	111	13.4%
Commercial Banks	12,084,031	89.5%	93	21,285,600	95.2%	88	15.2%
Savings Institutions	1,423,620	10.5%	29	1,077,082	4.8%	23	-6.7%
Hamilton Bank	121,372	0.9%	2	124,683	0.6%	2	0.7%
Baltimore County	$15,499,725	100.0%	305	$16,354,064	100.0%	281	1.4%
Commercial Banks	12,348,400	79.7%	244	13,662,795	83.5%	236	2.6%
Savings Institutions	3,151,325	20.3%	61	2,691,269	16.5%	45	-3.9%
Hamilton Bank	73,420	0.5%	2	111,449	0.7%	2	11.0%
Anne Arundel County	$7,741,931	100.0%	177	$10,035,974	100.0%	179	6.7%
Commercial Banks	6,200,158	80.1%	144	8,687,794	86.6%	159	8.8%
Savings Institutions	1,541,773	19.9%	33	1,348,180	13.4%	20	-3.3%
Hamilton Bank	-	0.0%	-	57,552	0.6%	1	NA

Source: FDIC.

Competition

The competitive environment for financial institution products and services on a national, regional and local level can be expected to become even more competitive in the future. Consolidation in the banking and thrift industries provides economies of scale to the larger institutions, while the increased presence of investment options provides consumers with attractive investment alternatives to financial institutions. The Bank faces notable competition in both deposit gathering and lending activities, including direct competition with financial institutions that primarily have a local, regional or national presence. Securities firms and mutual funds also represent major sources of competition in raising deposits. In many cases, these competitors are also seeking to provide some or all of the community-oriented services as the Bank. With regard to lending competition, the Bank encounters the most significant competition from the same institutions providing deposit services. In addition, the Bank competes with mortgage companies, independent mortgage brokers, and credit unions.

From a competitive standpoint, the Bank benefits from its status of a locally-owned financial institution, longstanding customer relationships, and continued efforts to offer competitive products and services. However, competitive pressures will also likely continue to build as the financial services industry continues to consolidate and as additional non-bank investment options for consumers become available. Table 2.6 lists the Bank's largest competitors in the three counties currently served by its branches, based on deposit market share as noted parenthetically. The proceeds from the proposed stock offering will enhance the Bank's competitiveness by providing increased operating flexibility, including de novo branching, focus on cross-selling and marketing and potential acquisition.

Table 2.6
Hamilton Bank
Market Area Deposit Competitors

Location	Name
Baltimore City	Bank of America, NA (43.27%) M& T Bank (35.75%) PNC Bank (9.11%) **Hamilton Bank (0.56%) Rank: 10 of 36**
Baltimore County	Wells Fargo Bank, NA (18.88%) M& T Bank (16.69%) Bank of America, NA (15.80%) **Hamilton Bank (0.68%) Rank: 22 of 42**
Anne Arundel County	M& T Bank (20.77%) Bank of America, NA (18.42%) BB&T (10.88%) **Hamilton Bank (0.57%) Rank: 18 of 32**

Source: FDIC, as of June 30, 2011.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Hamilton's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines and other regulatory guidance. The basis of the pro forma market valuation of Hamilton is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments to account for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Hamilton, individually or as a whole, key areas examined for differences to determine if valuation adjustments are appropriate were in the following areas: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and, effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines and other regulatory guidance. The Peer Group is comprised of only those publicly-traded thrifts whose common stock is either listed on a national exchange (NYSE or AMEX) or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than "non-listed thrifts" i.e., those listed on the Over-the-Counter Bulletin Board or Pink Sheets, as well as those that are non-publicly traded and closely-held. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies, and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. We typically exclude those that were converted less than one year as their financial results do not reflect a full year of reinvestment benefit and since the stock trading activity is not seasoned. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group should be comprised of locally or regionally-based institutions with relatively comparable resources, strategies and financial characteristics. There are 132 publicly-traded thrift institutions nationally, which includes 23 publicly-traded MHCs. Given the limited number of public full stock thrifts, it is typically the case that the Peer Group will be comprised of institutions which are not directly comparable, but the overall group will still be the "best fit" group. To the extent that key differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for such key differences. Since Hamilton will be a full stock public company upon completion of the ooffering, we considered only full stock companies to be viable candidates for inclusion in the Peer Group.

From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of Hamilton. In the selection process, we applied two "screens" to the universe of all public companies that were eligible for consideration:

- Screen #1 Mid-Atlantic institutions (excluding New York) with assets less than $650 million and positive earnings. Six companies met the criteria for Screen #1 and all were included in the Peer Group.
- Screen #2 Southeast institutions with assets less than $600 million and positive earnings. A total of four companies met the criteria for Screen #2 and all were included in the Peer Group.

Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-2 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Hamilton, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Hamilton's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies relative to Hamilton's characteristics is detailed below.

- **Colonial Financial Services of NJ ("COBK")** is the largest company in the Peer Group in terms of total assets and operates through a total of 9 offices in southern New Jersey. COBK's asset composition reflects a lower proportion of loans and a higher balance of cash and investments as compared to the Peer Group average. COBK's funding composition revealed a higher level of deposits and lower level of borrowings in comparison to the Peer Group as a whole. Loan portfolio investment activities are concentrated in residential mortgage loans and MBS, with more limited loan diversification than the Peer Group. COBK recorded asset quality ratios that were less

Table 3.1
Peer Group of Publicly-Traded Thrifts
May 25, 2012

Ticker	Financial Institution	Exchange	Primary Market	Operating Strategy	Total Assets(1)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
COBK	Colonial Financial Serv. of NJ	NASDAQ	Bridgeton, NJ	Thrift	$639	9	12/31/12	Jul-10	$ 13.23	$ 52
CFFC	Community Fin. Corp. of VA	NASDAQ	Staunton, VA	Thrift	510 D	11	3/31/12	Mar-88	3.90	17
ALLB	Alliance Bancorp, Inc. of PA	NASDAQ	Broomall, PA	Thrift	484	9	12/31/12	Jan-11	11.88	65
STND	Standard Financial Corp. of PA	NASDAQ	Monroeville, PA	Thrift	449	12	9/30/12	Oct-10	16.75	57
OBAF	OBA Financial Serv. Inc. of MD	NASDAQ	Germantown, MD	Thrift	392	5	6/30/12	Jan-10	15.05	63
FFCO	FedFirst Financial Corp. of PA	NASDAQ	Monessen, PA	Thrift	343	9	12/31/12	Sep-10	14.25	41
LABC	Louisiana Bancorp, Inc. of LA	NASDAQ	Metairie, LA	Thrift	319	3	12/31/12	Jul-07	16.10	52
WVFC	WVS Financial, Corp. of PA	NASDAQ	Pittsburgh, PA	Thrift	307	6	6/30/12	Nov-93	7.72	16
AFCB	Athens Bancshares, Inc. of TN	NASDAQ	Athens, TN	Thrift	294	7	12/31/12	Jan-10	15.00	40
HFBL	Home Federal Bancorp, Inc. of LA	NASDAQ	Shereveport, LA	Thrift	266	5	6/30/12	Dec-10	14.60	43

NOTES: (1) Operating Strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.+Real Estate Developer, Div.=Diversifield, and Ret.=Retail Banking
(2) Most recent quarter end available (E=Estimated and P=Pro Forma).

Source: SNL Financial, LC.

favorable to the Peer Group in terms of the level of NPAs and NPLs, as well as lower reserve coverage ratios. Trailing twelve month net income was slightly lower than the Peer Group average, caused in part by a low level of interest income and a low level of non-interest income, offset in part by a low operating expense ratio.

- **Community Fin. Corp of VA ("CFFC")** operates through 11 retail banking offices in northwestern and southeastern Virginia. The balance sheet reflects a high level of investment in loans receivable, funded with both deposits and borrowings. CFFC maintained the lowest equity/assets ratio of all Peer Group companies, and was one of two companies to report a reduction in assets over the past 12 months. Net income was below the Peer average, as a strong net interest income ratio was more than offset by the highest level of loan loss provisions of all Peer Group members. The loan portfolio was notably diversified into commercial real estate, commercial business, construction and consumer lending, with no investment in MBS. Asset quality ratios were less favorable than the Peer averages, including lower reserve coverage ratios.

- **Alliance Bancorp, Inc. of PA ("ALLB")** was selected due to a Mid-Atlantic market area, ALLB also completed a second-step conversion in January 2011. Operates with a similar interest-earning asset composition as Hamilton and a relatively high level of deposits as a source of funds. ALLB's equity/assets ratio is somewhat above the Peer Group average. ALLB reported a relatively low return on assets compared to the Peer Group average, caused by a low level of non-interest income and a provision for loan loss above the Peer Group average. Lending diversification was focused on commercial real estate loans. Asset quality ratios were less favorable than Peer Group averages.

- **Standard Financial Corp. of PA ("STND")** operates through 12 banking offices in western Pennsylvania. STND's balance sheet structure is relatively similar to the Peer Group averages, including a modest reliance on borrowed funds. Net income for the trailing twelve month period is above the Peer average, supported by low operating expenses and more limited loan loss provisions. STND's loan portfolio showed less diversification into non-residential loans. Asset quality ratios were more favorable than Peer Group averages, including reserve coverage ratios.

- **OBA Financial Services, Inc. of MD ("OBAF")** with assets of $392 million, operates in the suburban Washington DC area from a network of five offices. OBAF reported a loans/assets ratio in excess of the Peer average and the second highest level of cash and equivalents. Funding liabilities were lower than the Peer averages due to the highest equity/assets ratio of all Peer Group members. Trailing twelve month asset growth was third highest of the Peer Group. OBAF reported the lowest profitability of the Peer Group, caused by low non-interest income and higher than average operating expenses. Investment in loans included higher levels of commercial real estate and commercial business loans, resulting in the third highest risk weighted assets to assets ratio. Asset quality ratios were less favorable than the Peer Group averages, including low reserve coverage ratios.

- **FedFirst Financial Corp of PA ("FFCO")** operates through a total of nine offices in western Pennsylvania. FFCO's balance sheet structure is relatively similar to the Peer Group averages, including a modest reliance on borrowed funds, along with an equity/assets ratio above the Peer Group average. FFCO recorded a decline in assets over the past twelve months. Profitability was slightly below the Peer average, caused by a higher level of interest expense and the second highest operating expense ratio of the Peer Group. Non-interest income was well above Peer averages. There is limited diversification of the loan portfolio into non-residential related assets. Asset quality ratios were more favorable than the Peer averages, including a relatively low level of loan chargeoffs.

- **Louisiana Bancorp, Inc. of LA ("LABC")** reported assets of $319 million and operates out of three offices in the New Orleans/Metairie area of Louisiana. LABC's balance sheet is characterized by higher than average borrowings, the second highest borrowings among all the Peer Group companies. Investment in loans receivable is slightly higher than the Peer averages. Earnings are supported by the third highest equity/assets ratio of the Peer Group. Net income was higher than the Peer average, due to somewhat lower operating expenses and gains on sale. Non-interest income was lower than the Peer averages. Lending was focused on residential assets, including the highest level of MBS of all Peer Group members. Loan diversification was concentrated in commercial real estate loans. As a result, LABC reported the second lowest risk weighted assets to asset ratio of all Peer Group companies. Asset quality ratios were among the strongest of all Peer Group companies.

- **WVS Financial Corp. of PA ("WVFC")**, the smallest Pennsylvania based Peer Group company, reported assets of $307 million and a network of six office locations. WVFS pursues a strategy of investment in securities, with only modest investment in loans receivable. Funding is concentrated in borrowed funds. WVFS reported the second lowest equity/asset ratio of the Peer Group. WVFS reported the most significant increase in assets over the past 12 months, led by an increase in investments funded with borrowings. Profitability somewhat above the Peer Group average was a result of the lowest operating expense ratio and the lowest interest expense ratio of the Peer Group. There was little non-interest income recorded. The concentration in investments was evident in the yield-cost spread, which was the lowest of all Peer Group companies. Given the focus on investments as earning assets, there was little investment in loans receivable, including modest diversification away from residential lending. Asset quality ratios were much more favorable than the Peer Group as a whole, although reserve coverage ratios were lower than the Peer Group.

- **Athens Bancshares, Inc. of TN ("AFCB")** conducts operations out of 7 offices in southeastern Tennessee, serving suburban areas north of Chattanooga. AFCB reported relatively strong investment in loans receivable, and higher than average funding with deposits, along with an above average equity/assets compared to the Peer Group average. Trailing twelve month net income was higher than the Peer Group average, supported by a high level of interest income and a high level of non-interest income. Operating expenses were the highest of the all Peer Group members. The high interest income was evident as AFCB reported the highest yield on earning assets of all Peer Group members. The loan portfolio revealed higher than average investment in commercial real estate loans and construction/land loans. As a result, the risk weighted assets to asset ratio was well above the Peer average. AFCB also reported the highest loan servicing portfolio of the Peer Group. Asset quality ratios were less favorable than the Peer Group average, with the exception of the reserves/loans ratio.

- **Home Federal Bancorp, Inc. of LA ("HFBL"),** the smallest of the Peer Group, HFBL operates out of 5 offices in Louisiana. HFBL contained a balance sheet composition that was similar to the Peer Group averages, with the exception of the equity/assets ratio, which was the second highest of all Peer Group members. HFBL also reported the second highest asset growth rate of the Peer Group over the last twelve months. Profitability was the highest of all Peer Group members, supported by a high level of interest income, a limited level of provisions for loan losses, and the highest level of net gains of all Peer Group members. The yield on earning assets was the second highest of all Peer Group members, while the cost of funds was the second lowest. Loan portfolio diversification was highest into construction/land lending, resulting in the lowest risk weighted assets to asset ratio of all Peer Group members. HFBL's asset quality ratios were by far the lowest of the Peer Group, reporting essentially zero problem assets.

In the aggregate, the Peer Group companies maintain a higher tangible equity level, in comparison to the industry median (16.93% of assets versus 10.77% for all public companies) and generate the a slightly higher level of core profitability (0.33% of average assets for the Peer Group versus 0.29% for all public companies). The Peer Group companies reported a modest median core ROE, whereas all public companies have a median core ROE slightly higher than the Peer Group (1.87% for the Peer Group versus 2.21% for all public companies). Overall, the Peer Group's pricing ratios were at a slight discount to all full stock publicly traded thrift institutions on a P/TB basis, but were relatively similar on a P/E basis.

	All Public-Thrifts	*Peer Group*
Financial Characteristics (Medians)		
Assets ($Mil)	$900	$367
Market Capitalization ($Mil)	$73	$47
Tangible Equity/Assets (%)	10.77%	16.93%
Core Return on Average Assets (%)	0.29%	0.33%
Core Return on Average Equity (%)	2.21%	1.87%
Pricing Ratios (Medians)(1)		
Price/Core Earnings (x)	18.35x	18.41x
Price/Tangible Book (%)	82.89%	78.98%
Price/Assets (%)	9.79%	13.08%

(1) Based on market prices as of May 25, 2012.

The thrifts selected for the Peer Group were relatively comparable to Hamilton in terms of all of the selection criteria and are considered the "best fit" group. While there are many similarities between Hamilton and the Peer Group on average, there are some notable differences that lead to valuation adjustments. The following comparative analysis highlights key similarities and differences between Hamilton and the Peer Group.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Hamilton and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Bank's and Peer Group's ratios reflect balances as of March 31, 2012. On a reported and tangible basis, Hamilton's equity-to-assets ratio and tangible equity to assets ratio of 11.0% and 10.1% were below the Peer Group's median equity/assets ratio of 17.2% and 16.9%, respectively. The more modest differential in the tangible equity ratios reflects the higher proportion of goodwill and other intangible assets for Hamilton in comparison to the Peer Group (0.9% for Hamilton 0.0% and 0.3% for the Peer Group median and average).

The Bank's pro forma capital position will increase with the addition of stock proceeds, providing the Bank with an equity and tangible equity ratio that will be more in line with the Peer Group's ratio. The increase in Hamilton's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Bank's higher pro forma capitalization will initially depress return on equity. Both Hamilton's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Bank's ratios currently lower than the Peer Group's ratios. On a pro forma basis, the Bank's regulatory surpluses will become more significant.

The interest-earning asset compositions for the Bank and the Peer Group were similar, with loans constituting the bulk of interest-earning assets for both. The Bank's loans-to-assets ratio of 53.4% was notably below the comparable Peer Group ratio of 64.7%, indicating a restriction on interest income as loans represent higher yielding assets than investment securities. At the same time, Hamilton's level of cash and investments equal to 41.0% of assets was above the comparable Peer Group average and median of 33.8% and 25.0%. Hamilton also reported investment in BOLI of 2.6% of assets, above the 2.2% median ratio for the Peer Group. Overall, Hamilton's interest-earning assets amounted to 97.0% of assets, which was slightly above the Peer Group's average ratio of 96.8%.

Hamilton's funding liabilities reflected a funding strategy that relied more on deposits than the Peer Group's funding composition. The Bank's deposits equaled 88.2% of assets, which was above the Peer Group's ratio of 70.4%. Comparatively, the Bank maintained a zero balance of borrowings, as the Peer Group reported average borrowings of 12.8% of assets, respectively. Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of March 31, 2012

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Hamilton Bank																				
March 31, 2012	11.1%	29.9%	2.6%	53.4%	88.2%	0.0%	0.0%	11.0%	0.9%	10.1%	-5.06%	-7.30%	-4.49%	-5.89%	0.00%	2.85%	3.33%	9.91%	9.91%	20.66%
All Public Companies																				
Averages	6.6%	22.1%	1.6%	65.1%	74.3%	11.4%	0.4%	12.7%	0.8%	12.0%	4.03%	10.20%	2.43%	4.36%	-6.67%	2.44%	2.29%	11.80%	11.70%	20.09%
Medians	5.7%	19.5%	1.7%	67.8%	74.5%	9.9%	0.0%	12.0%	0.1%	11.1%	2.30%	6.21%	0.11%	3.02%	-7.99%	2.08%	2.38%	11.78%	11.74%	18.31%
State of MD																				
Averages	8.6%	16.8%	1.9%	67.3%	68.4%	15.0%	0.9%	15.2%	0.0%	15.2%	-1.63%	22.08%	-6.92%	0.18%	-4.40%	-0.94%	-0.94%	15.60%	15.60%	26.07%
Medians	11.7%	10.9%	2.3%	72.0%	67.0%	14.1%	0.0%	14.4%	0.0%	14.4%	-6.95%	5.16%	-9.42%	-9.44%	-2.68%	-0.15%	-0.15%	15.60%	15.60%	26.07%
Comparable Group																				
Averages	7.0%	26.8%	1.8%	61.2%	70.4%	12.8%	0.0%	15.6%	0.3%	15.4%	6.79%	19.52%	2.94%	5.42%	-18.02%	-0.03%	0.09%	15.49%	15.49%	24.16%
Medians	4.5%	20.5%	2.2%	64.7%	70.4%	12.4%	0.0%	17.2%	0.0%	16.9%	3.37%	11.18%	0.27%	6.08%	-15.93%	0.75%	0.75%	14.86%	14.86%	24.58%
Comparable Group																				
ALLB Alliance Bancorp, Inc. of PA	23.7%	11.9%	2.5%	57.3%	80.9%	0.6%	0.0%	17.1%	0.0%	17.1%	2.46%	10.78%	-3.49%	3.59%	-15.93%	-3.33%	-3.33%	NA	NA	NA
AFCB Athens Bancshares, Inc. of TN	9.4%	13.5%	3.2%	71.0%	79.9%	1.5%	0.0%	17.2%	0.1%	17.1%	3.61%	6.92%	3.54%	6.66%	-54.93%	1.67%	1.84%	13.83%	13.83%	21.54%
COBK Colonial Financial Serv. of NJ	4.9%	44.1%	1.7%	46.1%	88.3%	0.3%	0.0%	11.2%	0.0%	11.2%	6.17%	22.24%	-7.13%	7.78%	-71.43%	1.53%	1.53%	NA	NA	NA
CFFC Community Fin. Corp. of VA (1)	1.5%	2.7%	1.3%	88.3%	71.3%	18.3%	0.0%	9.8%	0.0%	9.8%	-3.45%	76.28%	-6.20%	-5.98%	4.09%	2.03%	2.03%	NA	NA	13.08%
FFCO FedFirst Financial Corp. of PA	6.7%	16.5%	2.4%	71.7%	67.6%	13.7%	0.0%	17.0%	0.4%	16.7%	1.10%	-5.34%	3.46%	6.60%	-19.36%	-1.61%	-1.46%	13.46%	13.46%	24.58%
HFBL Home Federal Bancorp, Inc. of LA	4.1%	29.0%	2.2%	62.4%	69.6%	11.0%	0.0%	18.9%	0.0%	18.9%	22.38%	-8.67%	43.41%	30.53%	22.35%	-0.03%	-0.03%	16.08%	16.08%	29.80%
LABC Louisiana Bancorp, Inc. of LA	1.6%	32.4%	0.0%	64.1%	60.6%	20.1%	0.0%	18.2%	0.0%	18.2%	-1.59%	-19.08%	11.12%	0.32%	-4.88%	-4.46%	-4.46%	14.86%	14.86%	29.79%
OBAF OBA Financial Serv. Inc. of MA	12.2%	10.9%	2.3%	72.0%	65.8%	14.1%	0.0%	19.4%	0.0%	19.4%	10.07%	65.06%	0.05%	19.60%	-2.68%	-6.24%	-6.24%	19.22%	19.22%	30.26%
STND Standard Financial Corp. of PA	4.1%	24.6%	2.2%	65.2%	73.6%	7.8%	0.0%	17.6%	2.1%	15.5%	3.13%	11.57%	0.48%	5.57%	-19.38%	4.39%	5.27%	NA	NA	NA
WVFC WVS Financial, Corp. of PA	2.0%	82.4%	0.0%	14.3%	46.0%	40.5%	0.0%	9.8%	0.0%	9.8%	23.96%	35.47%	-15.90%	-20.47%	NM	5.74%	5.74%	NA	NA	20.10%

(1) Financial information is for the quarter ending December 31, 2011.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

percent of assets, equaled 88.2% and 83.2%, respectively. Following the increase in capital provided by the net proceeds of the stock offering, the Bank's ratio of interest-bearing liabilities as a percent of assets will likely be more in line with the Peer Group's ratio. A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Bank's IEA/IBL ratio is slightly lower than the Peer Group's ratio, based on IEA/IBL ratios of 110.0% and 116.4%, respectively. The additional capital realized from stock proceeds will serve to strengthen Hamilton's IEA/IBL ratio in comparison to the Peer Group ratio, as the increase in capital provided by the infusion of stock proceeds will lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items, with growth rates for both Hamilton and the Peer Group based on annual growth rates for the 12 months ended March 31, 2012. Hamilton recorded asset shrinkage of 5.1% compared to median asset growth of 3.4% for the Peer Group. The decline in the Bank's assets was evident in the 7.3% decline in cash and investments, as well as 4.5% decline in loans. The absence of growth lessened the need for funding, as Hamilton's deposits declined at a rate of 5.9%. The Peer Group recorded modest balance sheet growth, with most growth occurring in investment securities as loans were relatively unchanged. The Peer Group funded growth with deposits, as borrowings declined.

Reflecting the recent levels of net income, the Bank's equity increased at a 2.85% annual rate, versus a 0.75% increase in equity balances for the Peer Group. The Peer Group's minimal equity growth was lessened by dividend payments, while the Bank's equity was only affected by the net income and changes to the other comprehensive income account. The increase in equity realized from stock proceeds will likely depress the Bank's equity growth rate initially following the stock offering. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines could also potentially slow the Bank's equity growth rate in the longer term following the stock offering.

Income and Expense Components

Table 3.3 shows comparative income statement measures for Hamilton and the Peer Group, reflecting earnings for the twelve months ended March 31, 2012. Hamilton reported a net income to average assets ratio of 0.04% versus the Peer Group's ratios of 0.51% and 0.54% based on the average and median, respectively. The Bank's lower return was caused by

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended March 31, 2012

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Hamilton Bank																			
March 31, 2012	0.04%	3.81%	1.18%	2.63%	0.83%	1.80%	0.00%	0.00%	0.17%	0.17%	2.04%	0.04%	0.12%	0.00%	4.01%	1.39%	2.62%	6,244	NM
All Public Companies																			
Averages	0.26%	4.24%	1.12%	3.12%	0.51%	2.60%	0.02%	-0.10%	0.75%	0.68%	2.89%	0.04%	0.13%	0.00%	4.52%	1.30%	3.22%	6,001	30.88%
Medians	0.38%	4.18%	1.05%	3.09%	0.29%	2.65%	0.00%	-0.02%	0.56%	0.53%	2.80%	0.00%	0.04%	0.00%	4.51%	1.23%	3.17%	5,069	29.98%
State of MD																			
Averages	0.18%	4.48%	1.37%	3.10%	0.25%	2.86%	0.03%	-0.24%	0.72%	0.52%	3.27%	0.00%	0.20%	0.00%	4.83%	1.62%	3.21%	5,508	39.45%
Medians	0.13%	4.60%	1.47%	3.13%	0.21%	2.94%	0.01%	-0.19%	0.70%	0.60%	3.12%	0.00%	0.10%	0.00%	5.03%	1.71%	3.19%	5,848	38.33%
Comparable Group																			
Averages	0.51%	4.33%	1.07%	3.26%	0.42%	2.83%	0.00%	-0.02%	0.48%	0.47%	2.72%	0.01%	0.19%	0.00%	4.56%	1.31%	3.25%	$5,285	31.00%
Medians	0.54%	4.32%	1.07%	3.10%	0.29%	2.91%	0.00%	0.00%	0.34%	0.28%	2.71%	0.00%	0.04%	0.00%	4.54%	1.29%	3.09%	$5,260	32.50%
Comparable Group																			
ALLB Alliance Bancorp, Inc. of PA	0.21%	3.91%	0.81%	3.09%	0.69%	2.40%	0.00%	0.00%	0.16%	0.16%	2.39%	0.00%	0.00%	0.00%	4.18%	1.01%	3.17%	5,260	NM
AFCB Athens Bancshares, Inc. of TN	0.68%	5.12%	1.11%	4.01%	0.65%	3.36%	0.00%	0.00%	1.11%	1.11%	4.00%	0.03%	0.59%	0.00%	5.47%	1.37%	4.10%	3,127	34.74%
COBK Colonial Financial Serv. of NJ	0.45%	3.88%	1.10%	2.78%	0.46%	2.32%	0.00%	-0.01%	0.27%	0.27%	2.04%	0.00%	0.06%	0.00%	4.08%	1.25%	2.82%	6,264	25.50%
CFFC Community Fin. Corp. of VA (1)	0.34%	5.14%	0.73%	4.41%	1.43%	2.97%	0.00%	0.00%	0.74%	0.74%	2.91%	0.00%	0.00%	0.00%	5.52%	0.81%	4.71%	NM	22.61%
FFCO FedFirst Financial Corp. of PA	0.31%	4.46%	1.36%	3.10%	0.22%	2.88%	0.00%	-0.05%	0.99%	0.94%	3.41%	0.03%	0.09%	0.00%	4.71%	1.68%	3.03%	3,990	33.63%
HFBL Home Federal Bancorp, Inc. of LA	1.05%	4.98%	1.28%	3.69%	0.24%	3.45%	0.00%	0.00%	0.22%	0.22%	3.23%	0.00%	1.04%	0.00%	5.20%	1.64%	3.56%	6,193	29.03%
LABC Louisiana Bancorp, Inc. of LA	0.65%	4.59%	1.53%	3.06%	0.02%	3.03%	0.00%	-0.11%	0.41%	0.30%	2.51%	0.00%	0.17%	0.00%	4.67%	1.91%	2.77%	5,069	35.40%
OBAF OBA Financial Serv. Inc. of MA	0.08%	4.18%	1.03%	3.15%	0.21%	2.94%	0.01%	-0.02%	0.24%	0.23%	3.05%	0.00%	0.00%	0.00%	4.40%	1.31%	3.10%	5,848	35.60%
STND Standard Financial Corp. of PA	0.73%	4.09%	1.04%	3.04%	0.33%	2.71%	0.02%	0.00%	0.49%	0.51%	2.18%	0.04%	0.03%	0.00%	4.37%	1.28%	3.09%	4,680	29.98%
WVFC WVS Financial, Corp. of PA	0.63%	2.94%	0.70%	2.25%	-0.03%	2.28%	0.00%	0.00%	0.19%	0.19%	1.47%	0.00%	-0.05%	0.00%	2.99%	0.80%	2.19%	7,133	32.50%

(1) Financial information is for the 12 months ended December 31, 2011.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

a lower level of net interest income, higher provisions for loan losses and lower non-interest income. Offsetting these factors in part was a lower level of operating expense.

The Bank maintained a lower net interest income to average assets ratio, which was reflective of the Bank's lower yield-cost spread, which equaled 2.62% versus 3.09% for the Peer Group. The Bank maintained a lower yield on interest-earning assets (4.01% versus 4.54% for the Peer Group), as well as a slightly higher cost of funds (1.39% versus a median of 1.29% for the Peer Group).

The impact of the foregoing characteristics of the Bank and the Peer Group's yields and costs are reflected in the reported ratios of interest income and expense to average assets. In this regard, the Bank's interest income to average assets fell short of the Peer Group, while the ratio of interest expense was higher in comparison to the Peer Group. Overall, the Bank's ratio of net interest income to average assets, equal to 2.63% was lower than the Peer Group's average and median ratios of 3.26% and 3.10%, respectively. The Bank's lower interest income ratio may be partially reflective of the Bank's loan portfolio composition, which is historically weighted towards low risk weight residential mortgage loans. The higher ratio of interest expense to average assets, historically, is partially attributable to the Bank's higher proportion of funding with CDs, which are generally higher cost funds.

In another key area of core earnings strength, the Bank reported a lower ratio of operating expenses, 2.04% of average assets versus the Peer Group (2.71% of average assets). In addition, Hamilton maintained a comparatively higher number of employees relative to its asset size. Assets per full time equivalent employee equaled $6.2 million for the Bank, versus a comparable measure of $5.3 million for the Peer Group. On a post-offering basis, the Bank's operating expenses can be expected to increase with the addition of the ESOP and certain expenses that result from being a publicly-traded company, with such expenses already impacting the Peer Group's operating expenses. At the same time, Hamilton's capacity to leverage operating expenses will be enhanced following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a savings institution's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Bank's earnings were slightly more favorable than the Peer

Group's, based on respective expense coverage ratios of 1.29x for Hamilton and 1.20x for the Peer Group. A ratio less than 1.00x indicates that an institution depends on non-interest operating income to achieve profitable operations.

Sources of non-interest operating income provided a higher contribution to the Peer Group's earnings compared to the Peer Group. Non-interest operating income equaled 0.17% and 0.47% of Hamilton's and the Peer Group's average assets, respectively. Taking non-interest operating income into account in comparing the Bank's and the Peer Group's earnings, Hamilton's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 72.9% was equal to the Peer Group's efficiency ratio.

Loan loss provisions had a larger impact on the Bank's earnings, with loan loss provisions established by the Bank and the Peer Group equaling 0.83% and 0.42% of average assets, respectively. The impact of loan loss provisions on the Bank's and the Peer Group's earnings, particularly when taking into consideration the prevailing credit market environment for mortgage based lenders, were indicative of asset quality factors facing the overall thrift industry in the current operating environment.

For the 12 months ended March 31, 2012, the Bank reported net non-operating income equal to 0.12% of average assets, while the Peer Group reported 0.19% of average assets of net non-operating gains. Non-operating items for the Bank reflected primarily the gain recorded on the sale of investment securities ($0.4 million), along with a minimal level of income on the sale of loans. Typically, gains and losses generated from non-operating items are viewed as non-recurring in nature, particularly to the extent that such gains and losses result from the sale of investments or other assets that are not considered to be part of an institution's core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, such gains may be considered to be an ongoing activity for an institution and, therefore, warrant some consideration as a core earnings factor for an institution. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income. Extraordinary items were not a factor in either the Bank's or the Peer Group's earnings.

For the twelve months ended March 31, 2012, the Peer Group reported a median effective tax rate of 32.50%, while Hamilton reported a non meaningful effective tax rate due to the low level of pre-tax net income. As indicated in the prospectus, the Bank's effective marginal tax rate is assumed to equal 34% when calculating the after tax return on conversion proceeds.

Loan Composition

Table 3.4 presents data related to the comparative loan portfolio composition (including the investment in MBS) for Hamilton and the Peer Group. The Bank's loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans and mortgage-backed securities relative to the Peer Group median (58.50% of assets versus 46.01% for the Peer Group). The Bank's higher ratio was attributable to maintaining higher concentrations of 1-4 family permanent mortgage loans and higher MBS relative to the Peer Group's ratios. The Bank did not report a balance of loans serviced for others, while only three members of the Peer Group reported balances of loans service for others. The Peer Group maintained a minimal average balance of loan servicing intangibles.

Diversification into higher risk and higher yielding types of lending was more significant for the Peer Group compared to the Bank, as total non-residential first mortgage loans equaled 29.34% of assets for the Peer Group and 19.85% of assets for the Bank. Hamilton's risk weighted assets-to-assets ratio was lower than the Peer Group's ratio (51.02% versus 58.94% for the Peer Group). The Peer Group reported the most significant diversification into commercial real estate lending (20.21% of assets), followed by construction/land lending (3.97% of assets). The Bank's highest level of lending diversification was also in commercial real estate lending (9.74% of assets), along with commercial business lending (8.53% of assets).

Credit Risk

Overall, based on a comparison of credit quality measures, the Bank's credit risk exposure was considered to be less favorable in comparison to the Peer Group's. As shown in Table 3.5, the Bank's non-performing assets/assets and non-performing loans/loans ratios equaled 3.00% and 5.06%, respectively, versus comparable measures of 2.68% and 3.42% for the Peer Group. The ratio of REO to assets was also higher for the Bank versus the Peer Group. Hamilton reported less favorable reserve coverage ratios compared to the Peer Group averages. Loan loss reserves maintained as a percent of net loans receivable were higher for the Bank, equaling 2.05% and 1.25% for the Bank and the Peer Group, however this advantage was more than offset by the higher levels of NPAs when calculating the reserve coverage ratios. Net loan charge-offs as a percent of loans were lower for the Bank, as net loan charge-offs as a

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of March 31, 2012

Institution		Portfolio Composition as a Percent of Assets								
		MBS	1-4 Family	Constr. & Land	5+Unit Comm RE	Commerc. Business	Consumer	RWA/ Assets	Serviced For Others	Servicing Assets
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	($000)	($000)
Hamilton Bank		23.87%	34.63%	1.21%	9.74%	8.53%	0.37%	51.02%	$0	$0
All Public Companies										
Averages		13.81%	33.27%	3.21%	22.97%	3.89%	1.66%	61.79%	$860,963	$7,365
Medians		10.45%	32.71%	2.36%	23.49%	3.19%	0.41%	62.08%	$3,830	$96
State of MD										
Averages		10.34%	31.51%	8.20%	25.24%	3.37%	0.07%	69.25%	$33	$27
Medians		10.24%	32.95%	7.73%	23.49%	1.06%	0.08%	63.44%	$0	$0
Comparable Group										
Averages		13.56%	32.45%	3.97%	20.21%	3.83%	1.33%	58.94%	$13,923	$35
Medians		11..12%	32.83%	2.37%	21.82%	3.06%	0.35%	56.60%	$0	$0
Comparable Group										
ALLB	Alliance Bancorp, Inc. of PA	2.12%	24.65%	2.36%	27.94%	1.90%	1.30%	55.74%	$0	$0
AFCB	Athens Bancshares, Inc. of TN	4.10%	32.71%	5.98%	26.23%	4.10%	3.42%	65.53%	$97,190	$0
COBK	Colonial Financial Serv. of NJ	16.36%	26.41%	2.08%	14.55%	3.28%	0.19%	52.48%	$0	$0
CFFC	Community Fin. Corp. of VA (1)	0.00%	35.73%	9.81%	26.98%	9.43%	6.85%	84.18%	$0	$0
FFCO	FedFirst Financial Corp. of PA	12.00%	49.94%	2.38%	15.96%	2.83%	0.50%	57.46%	$0	$0
HFBL	Home Federal Bancorp, Inc. of LA	27.92%	28.01%	10.63%	19.58%	4.61%	0.20%	48.90%	$0	$0
LABC	Louisiana Bancorp, Inc. of LA	29.60%	40.32%	0.07%	24.06%	0.02%	0.20%	51.44%	$26,280	$213
OBAF	OBA Financial Serv. Inc. of MA	10.24%	32.94%	1.78%	29.23%	8.76%	0.00%	63.44%	$0	$80
STND	Standard Financial Corp. of PA	9.88%	47.60%	1.41%	13.70%	2.47%	0.51%	58.38%	$15,760	$55
WVFC	WVS Financial, Corp. of PA	23.41%	6.14%	3.21%	3.90%	0.95%	0.10%	51.81%	$0	$0

(1) Financial information is for the quarter ending December 31, 2011.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of March 31, 2012 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargeoffs ($000)	NLCs/ Loans (%)
Hamilton Bank	0.24%	3.00%	5.06%	2.05%	40.43%	37.23%	$349	0.20%
All Public Companies								
Averages	0.52%	3.56%	4.39%	1.51%	52.33%	44.89%	$1,430	0.77%
Medians	0.19%	2.60%	3.32%	1.33%	37.89%	32.46%	$415	0.32%
State of MD								
Averages	1.25%	8.28%	11.06%	2.14%	20.71%	20.89%	$1,056	1.67%
Medians	1.53%	9.39%	13.09%	1.82%	22.84%	22.76%	$608	0.34%
Comparable Group								
Averages	0.44%	2.68%	3.42%	1.25%	57.13%	94.03%	$567	0.75%
Medians	0.14%	2.16%	3.23%	1.12%	41.11%	36.46%	$205	0.34%
Comparable Group								
ALLB Alliance Bancorp, Inc. of PA	1.43%	4.38%	5.52%	1.35%	25.04%	19.44%	432	0.61%
AFCB Athens Bancshares, Inc. of TN	0.00%	3.41%	4.35%	1.91%	45.89%	43.12%	184	0.36%
COBK Colonial Financial Serv. of NJ	0.51%	4.40%	8.38%	0.96%	11.51%	10.19%	3409	4.59%
CFFC Community Fin. Corp. of VA (1)	1.87%	7.87%	5.77%	1.97%	36.52%	24.15%	793	0.69%
FFCO FedFirst Financial Corp. of PA	0.11%	1.33%	1.69%	1.25%	73.85%	67.81%	155	0.25%
HFBL Home Federal Bancorp, Inc. of LA	0.00%	0.08%	0.01%	0.80%	NA	549.75%	0	0.00%
LABC Louisiana Bancorp, Inc. of LA	0.26%	0.60%	0.53%	0.85%	160.31%	90.95%	111	0.22%
OBAF OBA Financial Serv. Inc. of MA	0.01%	2.99%	4.09%	0.94%	22.84%	22.76%	225	0.32%
STND Standard Financial Corp. of PA	0.18%	1.15%	1.48%	1.44%	97.09%	82.30%	357	0.48%
WVFC WVS Financial, Corp. of PA	0.08%	0.60%	2.36%	0.99%	41.11%	29.79%	0	0.00%

(1) Financial information is for the quarter ending December 31, 2011.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

percentage of loans for the Bank equaled 0.20% of loans versus 0.34% of loans for the Peer Group.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group. In terms of balance sheet composition, Hamilton's interest rate risk characteristics were considered to be less favorable than the Peer Group. The Bank's equity-to-assets and IEA/IBL ratios were lower than the Peer Group, thereby implying a greater dependence on the yield-cost spread to sustain the net interest margin for the Bank. The Bank also reported a higher level of non-interest earning assets, which provides an indication of the earnings capabilities and interest rate risk of the balance sheet. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with more favorable balance sheet interest rate risk characteristics than currently maintained by the Peer Group, particularly with respect to the increases that will be realized in the Bank's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Hamilton and the Peer Group. The relative fluctuations in the Bank's net interest income to average assets ratio were considered to be higher than the Peer Group and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, Hamilton was viewed as maintaining a higher degree of interest rate risk exposure in the net interest margin. The stability of the Bank's net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level of interest rate sensitive liabilities funding Hamilton's assets.

Summary

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Hamilton. In those areas where notable differences exist, we will apply appropriate valuation adjustments in the next section.

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of March 31, 2012 or Most Recent Date Available

	Balance Sheet Measures			Quarterly Change in Net Interest Income					
Institution	Tangible Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
				(change in net interest income is annualized in basis points)					
Hamilton Bank	10.1%	107.0%	5.6%	13	-13	1	25	26	-7
All Public Companies	12.0%	108.5%	6.1%	-3	-2	-1	5	0	1
State of MD	15.2%	110.0%	7.3%	-2	-3	4	-12	8	-3
Comparable Group									
Averages	15.4%	114.5%	5.0%	-6	-1	3	4	8	10
Medians	16.9%	115.3%	5.0%	-6	1	6	0	7	4
Comparable Group									
ALLB Alliance Bancorp, Inc. of PA	17.1%	113.9%	7.1%	-6	-11	7	-1	1	-14
AFCB Athens Bancshares, Inc. of TN	17.1%	115.3%	6.1%	-4	9	6	-2	9	31
COBK Colonial Financial Serv. of NJ	11.2%	107.3%	4.9%	-11	-26	27	-5	-4	-4
CFFC Community Fin. Corp. of VA (1)	9.8%	103.3%	7.6%	NA	2	-9	20	30	6
FFCO FedFirst Financial Corp. of PA	16.7%	116.6%	5.1%	-12	0	6	4	6	1
HFBL Home Federal Bancorp, Inc. of LA	18.9%	118.4%	4.5%	-4	45	6	18	-20	-9
LABC Louisiana Bancorp, Inc. of LA	18.2%	121.6%	1.9%	-3	6	6	-6	-5	-6
OBAF OBA Financial Serv. Inc. of MA	19.4%	118.9%	4.9%	12	9	-8	-38	8	17
STND Standard Financial Corp. of PA	15.5%	115.3%	6.2%	-9	0	-12	1	9	18
WVFC WVS Financial, Corp. of PA	9.8%	113.9%	1.4%	-20	-45	-2	53	44	54

(1) Financial information is for the quarter ending December 31, 2011.
NA=Change is greater than 100 basis points during the quarter.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Bank's conversion transaction.

Appraisal Guidelines

The regulatory written appraisal guidelines as reissued by the Office of the Comptroller of the Currency and which are relied upon by the Federal Reserve Board ("FRB") specifies the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and, (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Bank's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Hamilton's operations and financial condition; (2) monitor Hamilton's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks and Hamilton's stock specifically; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Hamilton Bancorp's value, or Hamilton Bancorp's value alone. To the extent a change in factors impacting the Bank's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of Hamilton relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Bank coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank's and the Peer Group's financial strengths are noted as follows:

- Overall A/L Composition. In comparison to the Peer Group, the Bank's IEA composition was somewhat less favorable, reflecting a lower concentration of loans and a higher concentration of cash and investments. Lending diversification into higher risk and higher yielding types of loans was more significant for the Peer Group. This lower investment in loans and lower investment in higher risk loans resulted in Hamilton reporting a lower risk weighted assets-to-assets ratio in comparison to the Peer Group's ratio. The Bank's IEA composition provided for a lower yield earned on IEA. The Bank's cost of IBL was modestly higher than the Peer Group's cost of funds, notwithstanding the Bank's higher level of deposits and lower level of borrowings compared to the Peer Group. As a percent of assets, Hamilton maintained a similar level of IEA and a higher level of IBL, given the lower equity position of the Bank. The Bank's IEA/IBL ratio of 110.0% was less favorable than the 116.4% ratio for the Peer Group. After factoring in the impact of the net stock proceeds, the Company's IEA/IBL ratio should be comparable to the Peer Group's ratio.
- Credit Quality. Hamilton's ratios of NPAs/assets and NPLs/loans were less favorable than the comparable Peer Group ratios. Loan loss reserves as a percent of NPLs and NPAs were lower for the Bank, given the higher level of NPAs and NPLs maintained by the Bank. Hamilton reported a higher ratio of loan loss reserves as a percent of loans; however such ratio did not offset the higher levels of NPAs in the reserve coverage ratio calcluations. Net loan charge-offs as a percent of loans for the Bank fell between the average and median of the Peer Group. As noted above, Hamilton's risk weighted assets-to-assets ratio was lower than the Peer Group's ratio. Overall, RP Financial concluded that credit quality was a moderately negative factor in the adjustment for financial condition.
- Balance Sheet Liquidity. Hamilton operated with a higher level of cash and investment securities relative to the Peer Group. Following the infusion of stock proceeds, the Bank's cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into shorter term investment securities while the Bank's portion of the proceeds will also be deployed into investments pending the longer term reinvestment into loans. The Bank's future borrowing capacity was considered to be greater than the Peer Group's, given that no borrowings are currently utilized by the Bank in funding the asset base. Overall, RP Financial concluded that pro forma balance sheet liquidity was a positive factor in our adjustment for financial condition.
- Funding Liabilities. Hamilton's IBL composition reflected a higher concentration of deposits and no use of borrowings relative to the comparable Peer Group ratios. Notwithstanding this funding structure, Hamilton's cost of funds was somewhat higher than the Peer Group's ratio. Total IBL as a percent of assets were higher for

the Bank as compared to the Peer Group's ratio due to the lower pre-conversion equity ratio maintained by the Bank. Following the stock offering, the increase in the Bank's equity position will reduce the level of IBL funding the Bank's assets to a ratio that is in line with the Peer Group's ratio. Overall, RP Financial concluded that funding liabilities were a neutral factor in our adjustment for financial condition.

- Tangible Equity. Hamilton currently operates with a lower tangible equity-to-assets ratio to the Peer Group. Following the stock offering, Hamilton's pro forma tangible equity position is expected to approximate the Peer Group's ratio, which will result in similar leverage potential. At the same time, the Bank's more significant equity surplus will likely result in a lower ROE. On balance, RP Financial concluded that equity strength was a neutral factor in our adjustment for financial condition.

On balance, Hamilton's balance sheet strength was considered to be somewhat less favorable than the Peer Group's and, thus, a moderate downward adjustment was applied for the Bank's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of a financial institution's earnings stream and the prospects and ability to generate future earnings, heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Profitability. For the most recent 12 month period, Hamilton reported lower profitability than the Peer Group. The Bank's lower return was attributable to a lower level of net interest income, higher loan loss provisions and lower non-interest income, which was partially offset by the Bank's lower level of operating expenses, based on a comparison to the Peer Group averages and medians. Reinvestment into IEA and leveraging of the pro forma equity position will serve to increase the Bank's earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by implementation of additional stock benefit plans in connection with the stock offering.
- Core Profitability. Net interest income, operating expenses, non-interest operating income and loan loss provisions were reviewed in assessing the relative strengths and weaknesses of core profitability. Hamilton operated with a lower net interest income ratio and a lower level of non-interest operating income, based on a comparison to the Peer Group averages and medians. However, the lower revenues were mitigated by the Bank's lower operating expense ratio such that the Bank's efficiency ratio was essentially equal to the Peer Group's ratio. Loan loss provisions had a larger impact on the Bank's earnings. Overall, these measures, as well as the expected earnings benefits the Bank should realize from the redeployment of stock proceeds into IEA and leveraging of post-conversion equity, which will be somewhat negated by expenses associated with the stock benefit plans, as well as incremental costs associated with the growth oriented business plan, indicate that the Bank's pro forma core profitability is expected to remain less favorable than the Peer Group.

- Interest Rate Risk. Quarterly changes in the net interest income ratio for Hamilton indicated a slightly higher degree of volatility. Other measures of interest rate risk, such as tangible equity, were less favorable than the Peer Group, while the Bank's IEA/IBL ratio was similar to the Peer Group. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with equity-to-assets and IEA/IBL ratios that will be comparable to the Peer Group ratios, as well as enhance the stability of the Bank's net interest margin through the reinvestment of stock proceeds into IEA. On balance, RP Financial concluded that interest rate risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.
- Credit Risk. Loan loss provisions were a larger factor in the Bank's income statement over the past 12 month time period. In terms of future exposure to credit quality related losses, Hamilton maintained a lower concentration of assets in loans and less lending diversification into higher credit risk loans. The Bank's risk weighted assets-to-assets ratio was lower than the Peer Group's ratio. NPAs and NPLs were higher for the Bank compared to the Peer Group. Loss reserves were more favorable for the Bank in comparison to loans receivable, but less favorable with respect to NPAs and NPLs. Net loan charge-offs as a percent of loans were higher for the Peer Group. Overall, RP Financial concluded that credit risk was a slightly negative factor in the adjustment for profitability, growth and viability of earnings.
- Earnings Growth Potential. Hamilton maintained a lower interest rate spread as compared to the Peer Group and the Bank's net interest income has been more volatile. The infusion of stock proceeds will provide the Bank with similar leverage potential as the Peer Group. Over the past 12 months, Hamilton has reduced the asset base, while the Peer Group has expanded assets by an average of 6.8%.
- Return on Equity. While the Bank's trailing twelve month ROE is lower than the Peer Group's ROE, on a pro forma basis, the Bank's earnings increase will be limited whereas the equity will increase considerably, thus resulting in a lower pro forma ROE relative to the Peer Group. Accordingly, this was a moderately negative factor in the adjustment for profitability, growth and viability of earnings.

On balance, Hamilton's pro forma earnings strength was considered to be less favorable than the Peer Group's and, thus, a moderate downward adjustment was warranted for profitability, growth and viability of earnings.

3. Asset Growth

Hamilton reported a decline in assets over the last 12 months, while the Peer Group on average experienced growth in assets over the same time period. On a pro forma basis, the Bank's tangible equity-to-assets ratio will be similar to the Peer Group's tangible equity-to-assets ratio, indicating a comparable level of leverage capacity for both. On balance, no valuation adjustment was applied for asset growth.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Hamilton's primary market area for loans and deposits is considered to be the Baltimore metropolitan area where the Company maintains its branch network. Within this market, the Bank faces significant competition for loans and deposits from both community based institutions and larger regional financial institutions, which provide a broader array of services and have significantly larger branch networks. However, the Peer Group companies by virtue of their relatively comparable size relative to Hamilton also face numerous and/or large competitors.

Demographic and economic trends and characteristics in the Bank's primary market area are comparable to the primary market areas served by the Peer Group companies (see Exhibit III-2). In this regard, the total populations of Baltimore County and Baltimore City are higher than the average primary market of the Peer Group. At the same time, historical population growth rates in Baltimore County and Baltimore City reflect minimal growth of 0.1% and 0.2%, respectively, over the 2010-2011 period versus similar growth rates in the Peer Group market areas. Forecasted population growth rates are also relatively comparable for the Bank's markets based on average and median projected growth of 1.7% and (0.8%) for the 2011 to 2016 period, which are in the range of the projected figures for the Peer Group average and median. Per capita income levels in Baltimore County were higher than the Peer Group's markets, while income levels in Baltimore City were well below the comparable averages. The deposit market share exhibited by the Bank in both Baltimore County and Baltimore City were below the Peer Group average and median, indicative of the large market within which the Bank operates. Unemployment rates for the markets served by the Peer Group companies were less favorable than Baltimore County but more favorable than Baltimore City.

On balance, we concluded that no adjustment was appropriate for the Bank's market area.

5. Dividends

At this time the Bank has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Six of the ten Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.07% to 2.07%. The median dividend yield on the stocks of the Peer Group institutions was 1.10% as of May 25, 2012, representing a median payout ratio of 27.40% of core earnings. As of May 25, 2012, approximately 62% of all fully-converted publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting a median yield of 1.25%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Bank has not established a definitive dividend policy prior to converting. The Bank will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield based on pro forma capitalization. On balance, we concluded that no adjustment was warranted for this factor.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on NASDAQ. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $15.9 million to $65.0 million as of May 25, 2012, with average and median market values of $44.7 million and $47.5 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 2.1 million to 5.5 million, with average and median shares outstanding of 3.5 million and 3.3 million, respectively. The Bank's conversion offering is expected to provide for pro forma shares outstanding that will be lower than the average and median shares outstanding indicated for the Peer Group companies. Likewise, the market capitalization of the Bank at the midpoint of the offering range will be lower than the Peer Group average and median values. Like all of the Peer Group companies, the Company's stock is expected to be quoted on the NASDAQ following the conversion offering. Based on the lower pro forma market capitalization and shares outstanding relative to the Peer Group and the comparability of the anticipated trading market on NASDAQ, we have applied a slight downward adjustment for this factor.

7. Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as Hamilton's: (A) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (B) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and, (C) the acquisition market for thrift franchises in Maryland. All of these markets were considered in the valuation of the Bank's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues, and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. At the start of the fourth quarter of 2011, day-to-day fluctuations in the broader stock market continued to be dominated by news regarding Europe's sovereign-debt problems. The S&P 500-stock index briefly moved into bear-market territory on fears of a European debt default, which was followed by a strong rebound after the leaders of France and Germany promised to strengthen European banks. A positive report on September U.S retail sales and more signs of progress in Europe's sovereign-debt crisis helped to push the DJIA into positive territory in mid-October. Mixed third quarter earnings reports and ongoing euro-zone concerns provided for more volatility in the broader stock market through the end of October. Overall, the DJIA was up 9.5% for October, which was its best one-month performance in nine years. The broader stock market continued to perform unevenly throughout November, as investors reacted to ongoing developments concerning Europe's sovereign debt and mixed economic data. Notably, the DJIA turned in its worst Thanksgiving week performance since the market began observing the holiday, as Europe's debt problems and lackluster economic data weighed on the broader stock market. Comparatively, stocks rallied strongly to close out November and into early-December, which was supported by news that major central banks agreed to act together to make it less costly for European banks to borrow U.S. dollars and a better-than-expected U.S. employment report for November. Stocks traded unevenly heading into mid-December, as investors reacted to the latest developments concerning Europe's ability to tackle its debt crisis. Encouraging news coming out of Europe and some reports showing a pick-up in U.S. economic activity supported a positive trend in the broader stock market to close out 2011. For all of 2011, the DJIA ended 2011 with a gain of 5.5% and the NASDAQ Composite was down 1.8% for the year. Over the course of 2011, the S&P 500 had been up as much as 8.4% in late-April and down nearly 13% in early-October. For all of 2011, the S&P 500 was essentially unchanged.

More signs of an improving U.S. economy sustained a generally positive trend in the broader stock market at the start of 2012. Major stock indexes moved to six-month highs in mid-January, as investors responded to encouraging jobs data and solid fourth quarter earnings posted by some large banks. Disappointing economic data, including weaker than expected new home sales in December and fourth quarter GDP growth falling short of expectations, contributed to the DJIA posting its first weekly loss of 2012 in late-January. Notwithstanding the downward trend in late-January, gains in the major stock indexes for January were the largest in fifteen years. A strong jobs report for January helped stocks regain some traction in early-February, with the DJIA moving to its highest close since May 2008. The DJIA posted its sharpest one day decline for 2012 heading into mid-February, which was attributable to renewed fears of a Greek default and disappointing readings on the U.S. economy. Signs of an accelerating U.S. economic recovery and indications of progress toward an agreement on a bailout for Greece propelled the DJIA to a 52-week high in mid-February. In late-February, the DJIA closed above 13000 for the first time since the financial crisis and February marked the fifth straight month that the DJIA closed higher. Stocks faltered in early-March on worries about Greece and slower global economic growth, which was followed by a rebound going into mid-March. Some favorable economic reports, including solid job growth reflected in the February employment data, Greece moving closer to completing its debt restructuring and most of the largest U.S. banks passing the latest round of "stress tests" contributed to the rally that pushed the broader stock market to multi-year highs in mid-March. Concerns about slower growth in China pulled stocks lower heading into the close of the first quarter, while the broader stock market closed out the first quarter with a gain. Overall, the DJIA was up 8.1% for the first quarter, which was the best first quarter performance for the DJIA since 1998.

Following the strong first quarter of 2012, stocks moved lower at the beginning of the second quarter. Among the factors contributing to the decline, included minutes from the latest Federal Reserve meeting that suggested further monetary stimulus was unlikely and a disappointing employment report for March, in which job growth was less than expected. The DJIA had its worst week for 2012 in mid-April, as worries over rising borrowings costs for European countries fueled the downturn. Stocks rebounded at the end of April and the DJIA moved to a four year high at the start of May, with some favorable first quarter earnings posted by some blue chip stocks and a stronger than expected reading for manufacturing activity in April, supporting the gains. A disappointing jobs report for April fueled a selloff in the broader stock market to close out the first week of May, with the DJIA recording its worst week of 2012 on heightened concerns that the economic recovery was heading for a slowdown. The downward in the broader stock market continued heading into mid-May, as concerns about Greece and Spain weighted on investor sentiment and a large trading loss disclosed by J.P. Morgan rattled financial markets. Overall, the market closed down for over the first three weeks of May with the DJIA falling by a total of 6.4% from May 1, 2012, through May 18, 2012. The broad market indices finally finished in positive territory for the trading week ended May 25, 2012, as a result of investors believing that the bear market may have been oversold and as commodity prices continued to tumble, which could favorably impact the economy and consumer spending. On May 25, 2012, the DJIA closed at 12454.83, an increase of 0.1% from one year ago and an increase of 1.9% year-to-date, and the NASDAQ closed at 2837.53, an increase of 1.5% from one year ago and an increase of 8.9% year-to-date. The Standard & Poor's 500 Index closed at 1317.82 on May 25, 2012, an decrease of 1.0% from one year ago and an increase of 4.8% year-to-date.

The market for thrift stocks has been somewhat volatile as well in recent quarters, but in general underperformed the broader stock market. Bank and thrift stocks led a sharp market downturn to start out the fourth quarter of 2011, as investors were unsettled when Greece's government indicated that it would miss its deficit target in 2011. Indications that European policymakers were moving forward with plans to stabilize Europe's banks and resolve Europe's debt crisis pushed bank and thrift stocks along with the broader market higher heading into mid-October. Thrift stocks underperformed the broader stock market in mid-October, as third quarter earnings reports for some of the nation's largest banks showed decreases in revenues. Shares of financial stocks rallied in late-October, as European leaders hashed out an eleventh hour agreement to address the fallout from Greece's debt woes. Volatility prevailed in bank and thrift stocks through most of November, which was largely tied to changes in sentiment over resolution of Europe's sovereign debt problems. Thrift stocks traded lower along with the broader stock market Thanksgiving week and more than recovered those losses the following week, as financial shares were the strongest gainers on news about a coordinated plan by major central banks to cut short-term borrowings rates and as U.S. employment growth picked up speed in November. Thrift stocks were largely trendless heading into mid-December, as investors reacted to generally positive economic data and the conclusion of the European summit. A strong report on housing starts in November and Spain's second successful debt auction boosted financials along with the broader stock market in late-December. Thrift stocks closed out 2011 generally trending higher, as financials benefitted from economic reports showing a brightening picture for the U.S. economy. For 2011 overall, the SNL Index for all publicly-traded thrifts showed a decline of 18.7%.

Some more encouraging news on the economy helped to sustain the advance in thrift stocks at the beginning of 2012. Bank and thrift stocks did not keep pace with the broader stock market heading into the second half of January, as financials traded in a narrow range on mixed fourth quarter earnings reports coming out of the sector. Financial stocks led the broader market lower in late-January, as investors focused on the standoff between Greece and its creditors and the cut in Bank of America's rating by Goldman Sachs. The better-than-expected employment report for January boosted thrift stocks in early-February, which was followed by a slight pullback on some profit taking and renewed concerns about the Greek bailout. Bank and thrift stocks advanced in mid-February on increased optimism that Greece was close to getting approval of its bailout package. Financials traded in a fairly narrow range into late-February and then retreated along with the broader stock market in late-February and early-March, based on concerns related to the global economy. Generally favorable results from the Federal Reserve's latest round of "stress tests" triggered a broad based rally for bank and thrift stocks in mid-March. Thrift stocks traded in a narrow range to close out the first quarter.

Thrift stocks tumbled along with stocks in general at the start of the second quarter 2012, as investors reacted to the weaker than expected job growth reflected in the March employment report and renewed concerns about Europe's debt problems. The March consumer price index, which showed that core inflation was still above the Federal Reserve's target range, also pressured thrift stocks lower in mid-April. Thrift stocks rebounded in late-April, as the Federal Reserve meeting concluded with no change in its target rate and reaffirmed their plan to keep short-term rates near zero until late-2014. The disappointing employment report for April pushed thrift stocks lower to close out the first week of May, while the ongoing troubles in Europe and its potential impact on the economy and financial institutions abroad, as well as in the US, weighed heavily on thrift stocks through late May 2012. On May 25, 2012, the SNL Index for all publicly-traded thrifts closed at 505.5, a decrease of 8.5% from one year ago and an increase of 5.0% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Over the past three months, there were no conversion offerings completed. As shown in Table 4.1, two standard conversions and one second-step conversion have been completed during 2012. The two standard conversion offerings are considered to be more relevant for our analysis. Both offerings were completed in January 2012. The two standard conversion offerings were completed at an average of 89% of the midpoint valuation range, raising an average of $18.1 million of gross proceeds. These two offerings closed at an average pro forma price/tangible book ratio of 53.8%, and closed at an average of 16.3% above the offering price after one week of trading. Through May 25, 2012, these two conversion stocks were trading at an average of 31.5% above the offering price.

Table 4.1
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Year to Date as of May 25, 2012)

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information: Excluding Foundation				Contribution to Char. Found.		Insider Purchases: % Off Incl. Fdn.+Merger Shares: Benefit Plans			
Institution	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offer (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Public Off. Excl. Fdn. (%)	ESOP (%)	Recog. Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)
Standard Conversions																
Wellesley Bancorp, Inc. - MA(1)	1/26/12	WEBK-NASDAQ	$ 274	8.07%	1.00%	118%	$ 22.5	100%	94%	5.5%	C/S	$225K/6.5%	8.0%	4.0%	10.0%	11.1%
West End Indiana Bancshares, Inc. - IN*(1)	1/11/12	WEIN-OTC-BB	$ 225	7.94%	1.46%	76%	$ 13.6	100%	85%	9.2%	C/S	$125K/2.7%	8.0%	4.0%	10.0%	5.2%
Averages - Standard Conversions:			$ 250	8.01%	1.23%	97%	$ 18.1	100%	89%	7.3%	N.A.	N.A.	8.0%	4.0%	10.0%	8.2%
Medians - Standard Conversions:			$ 250	8.01%	1.23%	97%	$ 18.1	100%	89%	7.3%	N.A.	N.A.	8.0%	4.0%	10.0%	8.2%
Second Step Conversions																
Cheviot Financial Corp., - OH*	1/18/12	CHEV-NASDAQ	$ 601	12.02%	2.74%	27%	$ 37.4	62%	85%	6.7%	N.A.	N.A.	4.0%	4.0%	10.0%	1.9%
Averages - Second Step Conversions:			$ 601	12.02%	2.74%	27%	$ 37.4	62%	85%	6.7%	N.A.	N.A.	4.0%	4.0%	10.0%	1.9%
Medians - Second Step Conversions:			$ 601	12.02%	2.74%	27%	$ 37.4	62%	85%	6.7%	N.A.	N.A.	4.0%	4.0%	10.0%	1.9%
Averages - All Conversions:			$ 387	9.34%	1.76%	74%	$ 24.5	87%	88%	7.1%	N.A.	N.A.	6.7%	4.0%	10.0%	6.1%
Medians - All Conversions:			$ 274	8.07%	1.66%	76%	$ 22.5	100%	85%	6.7%	N.A.	N.A.	8.0%	4.0%	10.0%	5.2%

Institution	Initial Div. Yield (%)	Pro Forma Data: Pricing Ratios(3)(6): P/TB (%)	Core P/E (x)	P/A (%)	Financial Charac.: Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	Post-IPO Pricing Trends: Closing Price: First Trading Day ($)	% Chge (%)	After First Week(4) ($)	% Chge (%)	After First Month(5) ($)	% Chge (%)	Thru 5/25/12 ($)	% Chge (%)
Standard Conversions																
Wellesley Bancorp, Inc. - MA(1)	0.00%	58.7%	12.8x	8.2%	0.6%	14.0%	4.6%	$10.00	$12.00	20.0%	$12.10	21.0%	$12.29	22.9%	$14.50	45.0%
West End Indiana Bancshares, Inc. - IN*(1)	0.00%	48.9%	105.3x	5.9%	0.1%	12.1%	0.5%	$10.00	$11.26	12.6%	$11.15	11.5%	$12.00	20.0%	$11.80	18.0%
Averages - Standard Conversions:	0.00%	53.8%	59.0x	7.1%	0.4%	13.1%	2.5%	$10.00	$11.63	16.3%	$11.63	16.3%	$12.15	21.5%	$13.15	31.5%
Medians - Standard Conversions:	0.00%	53.8%	59.0x	7.1%	0.4%	13.1%	2.5%	$10.00	$11.63	16.3%	$11.63	16.3%	$12.15	21.5%	$13.15	31.5%
Second Step Conversions																
Cheviot Financial Corp., - OH*	0.00%	65.6%	23.74	9.6%	0.4%	14.9%	2.5%	$8.00	$8.25	3.1%	$8.21	2.6%	$8.28	3.5%	$8.51	6.4%
Averages - Second Step Conversions:	0.00%	65.6%	23.7x	9.6%	0.4%	14.9%	2.5%	$8.00	$8.25	3.1%	$8.21	2.6%	$8.28	3.5%	$8.51	6.4%
Medians - Second Step Conversions:	0.00%	65.6%	23.7x	9.6%	0.4%	14.9%	2.5%	$8.00	$8.25	3.1%	$8.21	2.6%	$8.28	3.5%	$8.51	6.4%
Averages - All Conversions:	0.00%	57.7%	47.3x	7.9%	0.4%	13.7%	2.5%	$9.33	$10.50	11.9%	$10.49	11.7%	$10.86	15.5%	$11.60	23.1%
Medians - All Conversions:	0.00%	58.7%	23.7x	8.2%	0.4%	14.0%	2.5%	$10.00	$11.26	12.6%	$11.15	11.5%	$12.00	20.0%	$11.80	18.0%

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

May 25, 2012

C. The Acquisition Market

Also considered in the valuation was the potential impact on Hamilton's stock price of recently completed and pending acquisitions of other thrift institutions operating in Maryland. As shown in Exhibit IV-4, there were three thrift acquisitions completed from the beginning of 2007 through May 25, 2012. Additionally, there were seven acquisitions of commercial banks in Maryland over the corresponding timeframe. The recent acquisition activity may imply a certain degree of acquisition speculation for the Bank's stock. To the extent that acquisition speculation may impact the Bank's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Bank's market and, thus, are subject to the same type of acquisition speculation that may influence Hamilton Bancorp's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Hamilton's stock would tend to be less, compared to the stocks of the Peer Group companies.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for standard conversions and the acquisition market. Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

The Bank's management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides summary resumes of the Hamilton's Board of Directors and senior management. The financial characteristics of the Bank suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Bank's present organizational structure. The Bank currently does not have any senior management positions that are vacant.

Overall, the returns, equity positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted regulated institution, Hamilton will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Moderate Downward
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	Slight Downward
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology originally promulgated by the OCC and adopted by the FRB, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Bank's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Bank's prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions, and expenses (summarized in Exhibits IV-7 and IV-8).

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock and we have given it the most significant weight among the valuation approaches. Given certain similarities between the Bank's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Bank; and (2) the Peer Group companies have had the opportunity to realize the benefit of reinvesting and leveraging the offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a conversion offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank has adopted Statement of Position ("SOP") 93-6, which causes earnings per share computations to be based on shares issued and outstanding, excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends, and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed previously, RP Financial concluded that as of May 25, 2012, the aggregate pro forma market value of Hamilton Bancorp's conversion stock equaled $28.0 million at the midpoint, equal to 2,800,000 shares at $10.00 per share. The $10.00 per share price was determined by the Hamilton Board.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank's reported earnings equaled $131,000 for the fiscal year ended March 31, 2012. In deriving Hamilton's core earnings, the adjustments made to reported earnings were to eliminate gains on the sale of investment securities ($386,000). We chose not to exclude gains on the sale of loans ($6,000), as this is a recurring event for the Bank. As shown below, on a tax-effected basis, assuming an effective marginal tax rate of 34.0% for the earnings adjustments, the Bank's core earnings were determined to equal a net loss of $124,000 for the fiscal year ended March 31, 2012. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income(loss)	$131
Deduct: Gain on sale of investment securities	(386)
Tax effect (1)	131
Core earnings estimate	$(124)

(1) Tax effected at 34.0%.

Based on the Bank's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's pro forma reported and core P/E multiples were deemed not meaningful due to the minimal balance of reported earnings and net loss on a core basis, thus we were unable to apply the P/E method in the valuation of Hamilton. The Peer Group exhibited average reported and core earnings multiples of 19.80 times and 19.28 times, respectively (see Table 4.2). In comparison, the Peer Group's median reported and core earnings multiples were 18.36 times and 18.41 times, respectively.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Bank's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio, to the Bank's pro forma book value. Based on the $28.0 million midpoint valuation, the Bank's pro forma P/B and P/TB ratios equaled 47.78% and 50.30%, respectively. In comparison to the average P/B and P/TB ratios for the Peer Group of 72.98%

Table 4.2
Public Market Pricing
Hamilton Bank of MD and the Comparables
As of May 25, 2012

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)				Reported		Core	
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang. Eq./ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Hamilton Bank																				
Superrange	$ 10.00	$37.03	($0.12)	$17.95	NM	55.71%	10.58%	58.28%	NM	$0.00	0.00%	0.00%	$350	19.00%	18.16%	2.73%	-0.05%	-0.26%	-0.12%	-0.64%
Maximum	$ 10.00	$32.20	($0.12)	19.33	NM	51.73%	9.32%	54.29%	NM	$0.00	0.00%	0.00%	346	18.01%	17.16%	2.76%	-0.04%	-0.22%	-0.11%	-0.62%
Midpoint	$ 10.00	$28.00	($0.13)	20.93	NM	47.78%	8.19%	50.30%	NM	$0.00	0.00%	0.00%	342	17.13%	16.28%	2.79%	-0.03%	-0.17%	-0.10%	-0.61%
Minimum	$ 10.00	$23.80	($0.13)	23.08	NM	43.33%	7.03%	45.77%	NM	$0.00	0.00%	0.00%	338	16.24%	15.37%	2.82%	-0.02%	-0.12%	-0.09%	-0.58%
All Non-MHC Public Companies(7)																				
Averages	$12.20	$292.93	$0.13	$14.86	18.84x	79.31%	9.78%	85.86%	19.53x	$0.21	1.67%	25.22%	$2,766	12.56%	11.93%	3.54%	0.20%	1.32%	0.09%	0.17%
Medians	$12.07	$73.35	$0.32	$13.99	17.75x	80.44%	9.79%	82.89%	18.35x	$0.16	1.25%	0.00%	$900	11.62%	10.77%	2.52%	0.40%	3.00%	0.29%	2.21%
All Non-MHC State of MD (7)																				
Averages	$6.86	$37.58	($0.01)	$10.91	17.81x	53.15%	8.37%	53.19%	0.00x	$0.00	0.00%	0.00%	$556	15.17%	15.16%	8.28%	0.12%	0.76%	-0.01%	-0.22%
Medians	$2.85	$27.08	$0.00	$7.80	17.81x	42.04%	6.05%	42.04%	0.00x	$0.00	0.00%	0.00%	$392	14.40%	14.40%	9.39%	0.08%	0.37%	0.00%	0.00%
Comparable Group Averages																				
Averages	$12.85	$44.66	$0.43	$17.19	19.80x	72.98%	11.71%	74.16%	19.28x	$0.11	0.89%	15.49%	$400	15.62%	15.41%	2.68%	0.51%	3.27%	0.37%	2.45%
Medians	$14.43	$47.48	$0.31	$18.07	18.36x	75.46%	13.08%	78.98%	18.41x	$0.16	1.10%	0.10%	$367	17.18%	16.93%	2.16%	0.54%	3.70%	0.33%	1.87%
Peer Group																				
ALLB Alliance Bancorp, Inc. of PA	$11.88	$65.03	$0.18	$15.14	NM	78.47%'	13.44%	78.47%	NM	$0.20	1.68%	NM	$484	17.12%	17.12%	4.38%	0.21%	1.17%	0.21%	1.17%
AFCB Athens Bancshares, Inc. of TN	$15.00	$39.99	$0.31	$19.00	20.55x	78.95%	13.61%	79.49%	NM	$0.20	1.33%	27.40%	$294	17.24%	17.14%	3.41%	0.68%	3.87%	0.29%	1.64%
COBK Colonial Financial Services, of NJ	$13.23	$51.61	$0.64	$18.34	18.90x	72.14%	8.08%	72.14%	20.67x	$0.00	0.00%	0.00%	$639	11.20%	11.20%	4.40%	0.45%	3.82%	0.41%	3.49%
CFFC Community Financial Corp. of VA	$3.90	$17.01	$0.23	$8.62	9.51x	45.24%	3.34%	45.24%	16.96x	$0.00	0.00%	0.00%	$510	9.82%	9.82%	7.87%	0.34%	3.58%	0.19%	2.01%
FFCO FedFirst Financial Corp of PA	$14.25	$41.50	$0.29	$20.05	39.58x	71.07%	12.09%	72.56%	NM	$0.16	1.12%	44.44%	$343	17.03%	16.74%	1.33%	0.31%	1.77%	0.25%	1.43%
HFBL Home Federal Bancorp, Inc. of LA	$14.60	$43.35	$0.30	$16.97	16.98x	86.03%	16.28%	86.03%	NM	$0.24	1.64%	27.91%	$266	18.92%	18.92%	0.08%	1.05%	4.97%	0.37%	1.74%
LABC Louisiana Bancorp, Inc. of LA	$16.10	$52.15	$0.52	$17.98	25.16x	89.54%	16.33%	89.54%	30.96x	$0.00	0.00%	0.00%	$319	18.24%	18.24%	0.60%	0.65%	3.55%	0.53%	2.88%
OBAF OBA Financial Services, Inc. of MD	$15.05	$62.86	$0.07	$18.15	NM	82.92%	16.04%	82.92%	NM	$0.00	0.00%	0.00%	$392	19.35%	19.35%	2.99%	0.08%	0.37%	0.08%	0.37%
STND Standard Financial Corp. of PA	$16.75	$57.17	$0.91	$23.12	17.82x	72.45%	12.72%	82.19%	18.41x	$0.18	1.07%	19.15%	$449	17.56%	15.81%	1.15%	0.73%	4.12%	0.71%	3.99%
WVFC WVS Financial Corp. of PA	$7.72	$15.89	$0.82	$14.57	9.90x	52.99%	5.18%	52.99%	9.41x	$0.16	2.07%	20.51%	$307	9.78%	9.78%	0.60%	0.64%	5.51%	0.67%	5.79%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

and 74.16%, the Company's ratios reflected a discount of 34.5% on a P/B basis and a discount of 32.2% on a P/TB basis. In comparison to the Peer Group's median P/B and P/TB ratios of 75.46% and 78.98%, respectively, the Bank's pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 36.7% and 36.3%, respectively. At the top of the super range, the Bank's P/B and P/TB ratios equaled 55.71% and 58.28%, respectively. In comparison to the Peer Group's average P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the super range reflected discounts of 23.7% and 21.4%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the super range reflected discounts of 26.2% for both, respectively. RP Financial considered the discounts under the P/B approach to be reasonable in consideration of the Bank's higher pro forma equity ratio and in consideration of the trading of recent standard conversions.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio, which is computed herein. At the $28.0 million midpoint of the valuation range, the Bank's value equaled 8.19% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 11.71%, which implies a discount of 30.1% has been applied to the Bank's pro forma P/A ratio. In comparison to the Peer Group's median P/A ratio of 13.08%, the Bank's pro forma P/A ratio at the midpoint value reflects a discount of 37.4%.

Comparison to Recent Offerings

As indicated at the beginning of this section, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings cannot be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals), as well as the negative core earnings reported by the Bank for the fiscal year ended March 31, 2012. As discussed previously, two standard conversion offerings have been completed in 2012 and closed at an average of 89% of the midpoint valuation range, raising an average of $18.1 million of gross proceeds. These two offerings closed at an average pro forma price/tangible book ratio of 53.8%, and closed at an average of 16.3% above the offering price after one week of trading.

Through May 25, 2012, these two conversion stocks were trading at an average of 31.5% above the offering price.

In comparison, the Bank's pro forma price/tangible book ratio at the appraised midpoint value reflects a minimal discount of 6.5% and at the supermaximum of the range, reflects a premium of 8.3%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of May 25, 2012, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, equaled $28.0 million at the midpoint, equal to 2,800,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% valuation range indicates a minimum value of $23.8 million and a maximum value of $32.2 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 2,380,000 at the minimum and 3,220,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $37.0 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 3,703,000. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.2 and are detailed in Exhibit IV-7 and Exhibit IV-8.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1
Hamilton Bancorp, Inc.
Map of Branch Office Network

Exhibit I-1 - Map of Branch Office Network


Mantua
Finksburg
Reisterstown
Carroll
Hampton
BALTIMORE COUNTY
Kingsville
Baldwin
Fork
Pleasant Hills
Joppatowne
Harford
Riverside
Joppa
Edgewood
Mays Chapel
Glen Arm
Lutherville
Baltimore
Owings Mills
Garrison
Stevenson
Carney
Perry Hall
White Marsh Station
Parkville
Pikesville
Randallstown
Milford Mill
Lochearn
Overlea
Rosedale
Rossville
Middle River
Woodstock
Woodlawn
Essex
Baltimore City
Baltimore
Ellicott City
Catonsville
Dundalk
Arbutus
Lansdowne
Baltimore Highlands
Edgemere
Columbia
Howard
Elkridge
Linthicum Heights
Pumphrey
Ferndale
Glen Burnie
Riviera Beach
Green Haven
Jessup
Hanover
Severn
Anne Arundel
North Laurel
South Gate
Pasadena
Lake Shore
Fort Meade
Odenton
Laurel
Maryland City
West Laurel
Prince George's
Montgomery
Chesapeake
Fulton
Clarksville
4.90 mi
10.52 km

:SNL

EXHIBIT I-2
Hamilton Bancorp, Inc.
Audited Financial Statements

[Incorporated by Reference]

Exhibit I-3
Hamilton Bancorp, Inc.
Key Operating Ratios

	At or For the Years Ended March 31,				
	2012	2011	2010	2009	2008
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on average assets (ratio of net income to average total assets)	0.04%	0.34%	0.40%	0.17%	(0.39)%
Return on average equity (ratio of net income to average equity)	0.36%	3.22%	3.11%	1.16%	(2.70)%
Interest rate spread (1)	2.62%	2.20%	1.92%	1.27%	1.23%
Net interest margin (2)	2.77%	2.37%	2.19%	1.73%	1.60%
Efficiency ratio (3)	73.48%	73.54%	78.54%	88.58%	137.00%
Non-interest expense to average total assets	2.15%	1.88%	1.94%	1.66%	2.25%
Average interest-earning assets to average interest-bearing liabilities	111.65%	109.79%	111.77%	114.56%	109.07%
Average equity to average total assets	11.04%	10.44%	12.80%	14.06%	14.19%
Asset Quality Ratios:					
Non-performing assets to total assets	2.55%	0.48%	0.04%	0.24%	0.05%
Non-performing loans to total loans	4.25%	0.91%	0.06%	0.34%	0.08%
Allowance for loan losses to non-performing loans	48.20%	72.84%	488.79%	94.83%	416.67%
Allowance for loan losses to gross loans	2.05%	0.66%	0.31%	0.32%	0.32%
Capital Ratios :					
Total capital (to risk-weighted assets)	20.66%	17.72%	20.03%	23.32%	25.44%
Tier 1 capital (to risk-weighted assets)	19.40%	17.07%	19.66%	22.95%	24.99%
Tier 1 capital (to total assets)	9.91%	9.41%	9.60%	14.00%	14.24%
Number of:					
Number of full service offices	5	5	5	4	4
Full time equivalent employees	51	47	47	36	34

(1) The interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(2) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(3) The efficiency ratio represents noninterest expense divided by the sum of net interest income and non-interest income.

Source: Hamilton Bancorp, Inc. Preliminary Prospectus.

Exhibit I-4
Hamilton Bancorp, Inc.
Investment Portfolio Composition

	At March 31,					
	2012		2011		2010	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(In thousands)			
Mortgage-backed securities:						
Fannie Mae	$ 30,975	$ 31,134	$ 18,605	$ 18,663	$ 6,362	$ 6,388
Ginnie Mae	22,049	22,571	11,810	11,757	4,399	4,425
Freddie Mac	21,992	22,303	28,553	28,515	7,281	7,597
Other	—	—	4,463	4,548	—	—
Total mortgage-backed securities	75,016	76,008	63,431	63,483	18,042	18,410
U.S. Government agencies	18,766	18,821	38,062	37,665	58,984	58,708
FHLMC stock	7	2	7	3	7	9
Total	$ 93,789	$ 94,831	$ 101,500	$ 101,151	$ 77,033	$ 77,127

Source: Hamilton Bancorp, Inc. Preliminary Prospectus.

Exhibit I-5
Hamilton Bancorp, Inc.
Yields and Cost

	At March 31, 2012	For the Years Ended March 31,								
		2012			2011			2010		
	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/ Rate	Average Outstanding Balance	Interest	Average Yield/ Rate	Average Outstanding Balance	Interest	Average Yield/ Rate
					(Dollars in thousands)					
Interest-earning assets:										
Loans (1)	5.74%	$ 176,107	$ 9,973	5.66%	$ 181,122	$ 10,621	5.86%	$ 166,383	$ 9,471	5.69%
Investment securities (2)	2.10	27,831	567	2.04	43,723	913	2.09	27,453	664	2.42
Mortgage-backed securities	3.38	72,601	1,846	2.54	38,666	1,091	2.82	22,803	1,024	4.49
Cash and cash equivalents	0.15	33,938	77	0.23	52,121	137	0.26	31,252	68	0.22
Total interest-earning assets	4.27	310,477	12,464	4.01	315,632	12,762	4.04	247,891	11,227	4.53
Non-interest-earning assets		15,098			14,870			10,604		
Total assets		$ 325,575			$ 330,502			$ 258,495		
Interest-bearing liabilities:										
Certificates of deposit	1.49%	$ 229,460	3,726	1.62	$ 242,621	5,038	2.08	$ 189,001	5,550	2.94
Money market	0.47	25,434	119	0.47	22,978	165	0.72	16,749	164	0.98
Passbook and statement savings	0.20	15,572	32	0.21	15,339	72	0.47	11,765	62	0.53
NOW accounts	0.07	7,617	6	0.08	6,550	13	0.20	4,276	11	0.26
Total interest-bearing liabilities	1.27	278,083	3,863	1.39	287,488	5,288	1.84	221,791	5,787	2.61
Non-interest-bearing liabilities:										
Non-interest bearing deposits		9,280			6,169			2,288		
Other non-interest-bearing liabilities		2,281			2,327			1,330		
Total liabilities		289,644			295,984			225,409		
Total equity		35,931			34,518			33,086		
Total liabilities and equity		$ 325,575			$ 330,502			$ 258,495		
Net interest income			$ 8,600			$ 7,474			$ 5,440	
Net interest rate spread (3)				2.62%			2.20%			1.92%
Net interest-earning assets (4)			$ 32,394			$ 28,144			$ 26,100	
Net interest margin (5)				2.77%			2.37%			2.19%
Average interest-earning assets to average interest-bearing liabilities				111.65%			109.79%			111.77%

(1) Includes non-accrual loans and loans held for sale and fees of $7,269, $1,418 and $186 for the years ended March 31, 2012, 2011 and 2010, respectively.
(2) Includes U.S. Agency securities, and to a much lesser extent, FHLMC debt securities and Federal Home Loan Bank equity securities.
(3) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(5) Net interest margin represents net interest income divided by average total interest-earning assets.

Source: Hamilton Bancorp, Inc. Preliminary Prospectus.

Exhibit I-6
Hamilton Bancorp, Inc.
Loan Loss Allowance Activity

	At or For the Year Ended March 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands)				
Balance at beginning of year	$ 1,183	$ 567	$ 514	$ 500	$ 500
Charge offs:					
One- to four-family residential	337	—	—	—	—
One- to four-family investor	—	—	—	—	—
Construction	—	—	—	—	—
Commercial real estate	12	—	—	—	—
Commercial business	—	—	—	—	—
Home equity and lines of credit	—	—	—	—	—
Other consumer	—	—	—	—	—
Total charge-offs	349	—	—	—	—
Recoveries:					
One- to four-family residential	—	—	—	—	—
One- to four-family investor	—	—	—	—	—
Construction	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Commercial business	—	—	—	—	—
Home equity and lines of credit	—	—	—	—	—
Other consumer	—	—	—	—	—
Total recoveries	—	—	—	—	—
Net loans charge-offs	349	—	—	—	—
Additions charged to operations	2,718	616	53	14	—
Balance at end of period	$ 3,552	$ 1,183	$ 567	$ 514	$ 500
Total loans outstanding	$ 173,518	$ 179,219	$ 180,965	$ 158,744	$ 158,603
Average net loans outstanding	$ 176,107	$ 181,122	$ 166,383	$ 157,941	$ 157,863
Allowance for loan losses as a percentage of total loans at end of year	2.1%	0.7%	0.3%	0.3%	0.3%
Net loans charged off as a percent of average net loans outstanding	0.2%	—%	—%	—%	—%
Allowance for loan losses to non-performing loans	48.2%	72.8%	488.8%	94.8%	416.7%
Allowance for loan losses to total non-performing assets at end of year	43.7%	72.8%	488.8%	94.8%	416.7%

Source: Hamilton Bancorp, Inc. Preliminary Prospectus.

Exhibit I-7
Hamilton Bancorp, Inc.
Interest Rate Risk Analysis

Rate Shift (1)	Year 1 Forecast	Year 1 Change from Level
+400	$ 10,342,731	18.6%
+300	$ 10,122,456	16.1%
+200	$ 10,042,738	15.1%
+100	$ 9,603,022	10.1%
Level	$ 8,722,208	0.0%
-100	$ 8,156,096	(6.5%)
-200	$ 8,069,254	(7.5%)
-300	$ 8,135,996	(6.7%)

(1) The calculated changes assume an immediate shock of the static yield curve.

Rate Shift (1)	Economic Value of Equity	% Change In Equity from Level
+400	$ 23,138,039	(49.2%)
+300	$ 28,816,845	(36.8%)
+200	$ 35,133,196	(22.9%)
+100	$ 41,040,473	(9.9%)
Level	$ 45,562,394	0.0%
-100	$ 47,988,923	5.3%
-200	$ 53,302,537	17.0%
-300	$ 58,418,227	28.2%

(1) The calculated changes assume an immediate shock of the static yield curve.

Source: Hamilton Bancorp, Inc. Preliminary Prospectus

Exhibit I-8
Hamilton Bancorp, Inc.
Fixed Rate and Adjustable Rate Loans

	Due after March 31, 2013		
	Fixed	Adjustable	Total
		(In thousands)	
Real estate loans:			
One - to four-family residential	$ 75,018	$ 1,472	$ 76,490
One-to-four family investor	17,142	123	17,265
Construction	2,528	—	2,528
Commercial	24,772	1,644	26,416
Commercial business loans	12,965	3,058	16,023
Consumer loans:			
Home equity loans and lines of credit	9,037	7,070	16,107
Other consumer	1,143	—	1,143
Total loans	$ 142,605	$ 13,367	$ 155,972

Source: Hamilton Bancorp, Inc. Preliminary Prospectus

Exhibit I-9
Hamilton Bancorp, Inc.
Loan Portfolio Composition

	At March31,					
	2012		2011		2010	
	Amount	Percent			Amount	Percent
			(Dollars in thousands)			
Real estate loans:						
Residential mortgage loans:						
One- to four-family residential	$ 76,687	44.2%	$ 92,144	51.5%	$ 117,635	65.0%
One- to four-family investor	17,265	9.9	19,568	10.9	19,949	11.0
Construction	3,865	2.2	6,514	3.6	2,837	1.6
Commercial real estate	31,018	17.9	21,034	11.7	11,421	6.3
Total real estate loans	128,835	74.2	139,260	77.7	151,842	83.9
Commercial business loans	27,158	15.7	19,425	10.8	8,574	4.7
Consumer:						
Home equity loans and lines of credit	16,344	9.4	19,224	10.8	19,196	10.7
Other consumer	1,181	0.7	1,310	0.7	1,353	0.7
Total consumer loans	17,525	10.1	20,534	11.5	20,549	11.4
Total loans receivable	173,518	100.00%	179,219	100.00%	180,965	100.00%
Premium on purchased loans	38		61		84	
Net deferred loan origination fees and costs	(100)		(206)		(261)	
Allowance for loan losses	(3,552)		(1,183)		(567)	
Total loans receivable, net	$ 169,904		$ 177,891		$ 180,221	

	At March 31,			
	2009		2008	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real estate loans:				
Residential mortgage loans:				
One- to four-family residential	$ 120,616	76.0%	$ 127,502	80.4%
One- to four-family investor	8,426	5.3	6,751	4.3
Construction	1,815	1.1	1,393	0.9
Commercial real estate	6,946	4.4	3,192	2.0
Total real estate loans	137,803	86.8	138,838	87.6
Commercial business loans	1,331	0.8	396	0.2
Consumer:				
Home equity loans and lines of credit	19,362	12.2	19,186	12.1
Other consumer	248	0.2	183	0.1
Total consumer loans	19,610	12.4	19,369	12.2
Total loans receivable	158,744	100.00%	158,603	100.00%
Premium on purchased loans	—		—	
Net deferred loan origination fees and costs	(248)		(202)	
Allowance for loan losses	(514)		(500)	
Total loans receivable, net	$ 157,982		$ 157,901	

Source: Hamilton Bancorp, Inc. Preliminary Prospectus.

Exhibit I-10
Hamilton Bancorp, Inc.
Contractual Maturity by Loan Type

	One- to Four-Family Residential Real Estate		One-to-Four Family Investor Real Estate		Construction Real Estate		Commercial Real Estate	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)							
Due During the Years Ending March 31,								
2013	$ 197	6.37%	$ —	0.00%	$ 1,337	6.75%	$ 4,602	6.16%
2014	662	5.43	329	6.48	—	0.00	1,807	5.84
2015	227	4.96	243	6.34	—	0.00	1,630	5.43
2016 to 2017	5,106	5.09	8,096	7.15	—	0.00	17,435	6.39
2018 to 2022	16,174	4.75	6,862	6.45	260	5.00	4,950	6.95
2023 to 2027	6,339	4.92	623	5.38	—	0.00	77	5.75
2028 and beyond	47,982	5.55	1,112	6.25	2,268	7.50	517	6.50
Total	$ 76,687	5.30%	$ 17,265	6.73%	$ 3,865	7.07%	$ 31,018	6.37%

	Commercial Business		Home Equity Loans and Lines of Credit		Other Consumer		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)							
Due During the Years Ending March 31,								
2013	1,135	5.45%	$ 237	4.27%	$ 38	5.24%	$ 17,546	5.73%
2014	1,045	7.04	354	5.00	13	6.14	4,210	6.05
2015	4,782	5.81	229	5.11	29	6.05	7,140	5.69
2016 to 2017	2,198	7.27	1,128	5.46	19	6.50	33,982	6.40
2018 to 2022	7,387	6.94	1,887	5.86	—	0.00	37,520	5.84
2023 to 2027	315	6.75	4,896	3.87	—	0.00	12,250	4.58
2028 and beyond	296	6.93	7,613	4.81	1,082	3.99	60,870	5.53
Total	$ 27,158	6.16%	$ 16,344	4.70%	$ 1,181	4.14%	$ 173,518	5.74%

Source: Hamilton Bancorp, Inc. Preliminary Prospectus.

Exhibit I-11
Hamilton Bancorp, Inc.
Non-Performing Assets

	At March 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands)				
Non-accrual loans:					
Real estate loans:					
One- to four-family residential	$ 706	$ 757	$ 87	$ 326	$ 120
One-to-four family investor	305	—	—	—	—
Construction	1,337	—	—	—	—
Commercial	2,598	695	—	—	—
Commercial business loans	2,375	—	—	—	—
Consumer loans:					
Home equity loans and lines of credit	30	—	—	28	—
Other consumer	18		—	—	—
Total non-accrual loans	7,369	1,452	87	354	120
Loans delinquent 90 days or greater and still accruing:					
Real estate loans:					
One- to four-family residential	—	—	23	188	—
One-to-four family investor	—	—	—	—	—
Construction	—	—	—	—	—
Commercial	—	—	—	—	—
Commercial business loans	—	165	—	—	—
Consumer loans:					
Home equity loans and lines of credit	—	—	—	—	—
Other consumer	—	7	6	—	—
Total loans delinquent 90 days or greater and still accruing	—	172	29	188	—
Total non-performing loans	7,369	1,624	116	542	120
Other real estate owned and foreclosed assets:					
Real estate loans:					
One- to four-family residential	—	—	—	—	—
One-to-four family investor	—	—	—	—	—
Construction	—	—	—	—	—
Commercial	756	—	—	—	—
Commercial business loans	—	—	—	—	—
Consumer loans:					
Home equity loans and lines of credit	—	—	—	—	—
Other consumer	—	—	—	—	—
Total other real estate owned and foreclosed assets	756	—	—	—	—
Total non-performing assets	$ 8,125	$ 1,624	$ 116	$ 542	$ 120
Ratios:					
Non-performing loans to total loans	4.25%	0.91%	0.06%	0.34%	0.08%
Non-performing assets to total assets	2.55%	0.48%	0.04%	0.24%	0.05%

Source: Hamilton Bancorp, Inc. Preliminary Prospectus.

Exhibit I-12
Hamilton Bancorp, Inc.
Deposit Composition

	For the Years Ended March 31,								
	2012			2011			2010		
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(Dollars in thousands)								
Deposit type:									
Certificates of deposit	$ 229,460	79.8 %	1.62 %	$ 242,621	82.6 %	2.08%	$ 189,001	84.3 %	2.94 %
Money market	25,434	8.9	0.47	22,978	7.8	0.72	16,749	7.5	0.98
Passbook and statement savings	15,572	5.4	0.21	15,339	5.2	0.47	11,765	5.3	0.53
Non-interest bearing demand	9,280	3.2	0.00	6,169	2.1	0.00	2,288	1.0	0.0
NOW accounts	7,617	2.7	0.08	6,550	2.3	0.20	4,276	1.9	0.26
Total deposits	$ 287,363	100.00 %	1.35 %	$ 293,657	100.00%	1.80%	$ 224,079	100.00 %	2.58 %

Source: Hamilton Bancorp, Inc. Preliminary Prospectus.

Exhibit I-13
Hamilton Bancorp, Inc.
CDs by Rate and Maturity

	At March 31, 2012					
	Period to Maturity					
	Less Than or Equal to One Year	More Than One to Two Years	More Than Two to Three Years	More Than Three Years	Total	Percent of Total
	(Dollars in thousands)					
Interest Rate Range:						
Less than 2.00%.....	$ 121,255	$ 29,926	$ 20,337	$ 6,139	$ 177,657	81.0 %
2.00% to 2.99%......	3,041	1,210	6,677	13,558	24,486	11.1
3.00% to 3.99%......	570	4,001	176	—	4,747	2.2
4.00% to 4.99%......	6,870	4,096	16	—	10,982	5.0
5.00% to 5.99%......	1,469	49	—	—	1,518	0.7
6.00% to 6.99%......	—	—	—	—	—	0.0
Total	$ 133,205	$ 39,282	$ 27,206	$ 19,697	$ 219,390	100.00 %

Source: Hamilton Bancorp, Inc. Preliminary Prospectus.

Exhibit II-1
Hamilton Bancorp, Inc.
Description of Office Facilities

Location	Leased or Owned	Year Opened/ Acquired	Lease Expiration Date
Main Office:			
5600 Harford Rd. Baltimore, Maryland 21214	Owned	1937	—
Branches:			
19 W. Pennsylvania Ave. Towson, Maryland 21204	Owned	1975	—
6301 Belair Road Baltimore, Maryland 21206	Owned	1999	—
9 Cranbrook Road Cockeysville, Maryland 21030	Leased	2000	May 1, 2015
8108 Jumpers Hole Road Pasadena, Maryland 21122	Owned	2009	—
Administrative Office:			
501 Fairmount Ave. Suite 200 Towson, Maryland 21286	Leased	2011	November 29, 2016

Source: Hamilton Bancorp, Inc. Preliminary Prospectus.

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended	Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
2000: Quarter 1	9.00%	5.88%	6.28%	6.03%
Quarter 2	9.50%	5.88%	6.08%	6.03%
Quarter 3	9.50%	6.23%	6.07%	5.80%
Quarter 4	9.50%	5.89%	5.32%	5.12%
2001: Quarter 1	8.00%	4.30%	4.09%	4.93%
Quarter 2	6.75%	3.65%	3.72%	5.42%
Quarter 3	6.00%	2.40%	2.49%	4.60%
Quarter 4	4.75%	1.74%	2.17%	5.07%
2002: Quarter 1	4.75%	1.79%	2.70%	5.42%
Quarter 2	4.75%	1.70%	2.06%	4.86%
Quarter 3	4.75%	1.57%	1.53%	3.63%
Quarter 4	4.25%	1.22%	1.32%	3.83%
2003: Quarter 1	4.25%	1.14%	1.19%	3.83%
Quarter 2	4.00%	0.90%	1.09%	3.54%
Quarter 3	4.00%	0.95%	1.15%	3.96%
Quarter 4	4.00%	0.95%	1.26%	4.27%
2004: Quarter 1	4.00%	0.95%	1.20%	3.86%
Quarter 2	4.00%	1.33%	2.09%	4.62%
Quarter 3	4.75%	1.70%	2.16%	4.12%
Quarter 4	5.25%	2.22%	2.75%	4.24%
2005: Quarter 1	5.75%	2.80%	3.43%	4.51%
Quarter 2	6.00%	3.12%	3.51%	3.98%
Quarter 3	6.75%	3.55%	4.01%	4.34%
Quarter 4	7.25%	4.08%	4.38%	4.39%
2006: Quarter 1	7.75%	4.63%	4.82%	4.86%
Quarter 2	8.25%	5.01%	5.21%	5.15%
Quarter 3	8.25%	4.88%	4.91%	4.64%
Quarter 4	8.25%	5.02%	5.00%	4.71%
2007: Quarter 1	8.25%	5.04%	4.90%	4.65%
Quarter 2	8.25%	4.82%	4.91%	5.03%
Quarter 3	7.75%	3.82%	4.05%	4.59%
Quarter 4	7.25%	3.36%	3.34%	3.91%
2008: Quarter 1	5.25%	1.38%	1.55%	3.45%
Quarter 2	5.00%	1.90%	2.36%	3.99%
Quarter 3	5.00%	0.92%	1.78%	3.85%
Quarter 4	3.25%	0.11%	0.37%	2.25%
2009: Quarter 1	3.25%	0.21%	0.57%	2.71%
Quarter 2	3.25%	0.19%	0.56%	3.53%
Quarter 3	3.25%	0.14%	0.40%	3.31%
Quarter 4	3.25%	0.06%	0.47%	3.85%
2010: Quarter 1	3.25%	0.16%	0.41%	3.84%
Quarter 2	3.25%	0.18%	0.32%	2.97%
Quarter 3	3.25%	0.18%	0.32%	2.97%
Quarter 4	3.25%	0.12%	0.29%	3.30%
2011: Quarter 1	3.25%	0.09%	0.30%	3.47%
Quarter 2	3.25%	0.03%	0.19%	3.18%
Quarter 3	3.25%	0.02%	0.13%	1.92%
Quarter 4	3.25%	0.02%	0.12%	1.89%
2012: Quarter 1	3.25%	0.07%	0.19%	2.23%
As of May 25, 2012	3.25%	0.09%	0.20%	1.75%

(1) End of period data.

Sources: Federal Reserve and The Wall Street Journal.

EXHIBIT II-3
Hamilton Bancorp, Inc.
Market Area Demographic/Economic Information

Demographic Detail: Maryland

	Base 2010	Current 2011	Projected 2016	% Change 2010 - 2011	% Change 2011 - 2016
Total Population (actual)	5,773,552	5,802,029	5,987,757	0.49	3.20
0-14 Age Group (%)	19.23	19.10	19.11	(0.18)	3.23
15-34 Age Group (%)	27.05	27.08	26.61	0.60	1.39
35-54 Age Group (%)	29.41	29.20	27.25	(0.22)	(3.68)
55-69 Age Group (%)	15.98	16.23	17.90	2.11	13.77
70+ Age Group (%)	8.33	8.38	9.14	1.12	12.50
Median Age (actual)	37.80	37.90	38.30	0.26	1.06
Female Population (actual)	2,981,790	2,996,104	3,085,231	0.48	2.97
Male Population (actual)	2,791,762	2,805,925	2,902,526	0.51	3.44
Population Density (#/ sq miles)	594.77	597.70	616.83	0.49	3.20
Diversity Index (actual)	63.60	63.90	66.80	NA	4.54
Black (%)	29.45	29.30	29.01	(0.03)	2.20
Asian (%)	5.52	5.51	5.91	0.21	10.66
White (%)	58.18	58.19	56.78	0.50	0.69
Hispanic (%)	8.15	8.49	10.60	4.66	28.82
Pacific Islander (%)	0.05	0.05	0.06	(0.38)	9.48
American Indian/Alaska Native (%)	0.35	0.35	0.39	0.82	14.26
Multiple races (%)	2.85	2.87	3.14	1.11	12.98
Other (%)	3.58	3.73	4.71	4.52	30.55
Total Households (actual)	2,156,411	2,167,085	2,236,172	0.49	3.19
< $25K Households (%)	NA	15.96	14.12	NA	(8.71)
$25-49K Households (%)	NA	19.78	15.57	NA	(18.75)
$50-99K Households (%)	NA	31.84	32.66	NA	5.84
$100-$199K Households (%)	NA	25.42	29.69	NA	20.52
$200K+ Households (%)	NA	7.00	7.96	NA	17.26
Average Household Income ($)	NA	89,398	103,609	NA	15.90
Median Household Income ($)	NA	68,192	80,664	NA	18.29
Per Capita Income ($)	NA	34,171	39,475	NA	15.52
Total Owner Occupied Housing Units (actual)	1,455,775	1,432,134	1,490,149	(1.62)	4.05
Renter Occupied Housing Units (actual)	700,636	734,951	746,023	4.90	1.51
Vacant Occupied Housing Units (actual)	222,403	224,304	240,254	0.85	7.11

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Detail: Baltimore, MD (City)

	Base 2010	Current 2011	Projected 2016	% Change 2010 - 2011	% Change 2011 - 2016
Total Population (actual)	620,961	622,011	616,905	0.17	(0.82)
0-14 Age Group (%)	17.86	17.73	17.69	(0.59)	(1.03)
15-34 Age Group (%)	32.90	32.95	32.52	0.31	(2.10)
35-54 Age Group (%)	26.41	26.22	24.47	(0.56)	(7.44)
55-69 Age Group (%)	14.66	14.88	16.36	1.74	9.03
70+ Age Group (%)	8.17	8.22	8.95	0.78	8.04
Median Age (actual)	34.50	34.50	34.90	0.00	1.16
Female Population (actual)	328,712	329,277	326,145	0.17	(0.95)
Male Population (actual)	292,249	292,734	290,760	0.17	(0.67)
Population Density (#/ sq miles)	7,671.52	7,684.50	7,621.40	0.17	(0.82)
Diversity Index (actual)	54.50	54.80	57.70	NA	5.29
Black (%)	63.74	63.62	62.72	(0.01)	(2.23)
Asian (%)	2.34	2.34	2.56	(0.14)	8.80
White (%)	29.60	29.62	29.15	0.23	(2.39)
Hispanic (%)	4.18	4.40	6.19	5.35	39.60
Pacific Islander (%)	0.04	0.04	0.05	(0.36)	8.79
American Indian/Alaska Native (%)	0.37	0.37	0.39	0.18	6.82
Multiple races (%)	2.09	2.09	2.34	0.55	11.00
Other (%)	1.82	1.91	2.78	5.36	44.08
Total Households (actual)	249,903	250,343	249,232	0.18	(0.44)
< $25K Households (%)	NA	36.74	35.02	NA	(5.10)
$25-49K Households (%)	NA	27.11	23.28	NA	(14.53)
$50-99K Households (%)	NA	23.69	25.82	NA	8.50
$100-$199K Households (%)	NA	9.72	12.68	NA	29.91
$200K+ Households (%)	NA	2.74	3.20	NA	16.29
Average Household Income ($)	NA	52,762	60,853	NA	15.33
Median Household Income ($)	NA	35,844	39,570	NA	10.40
Per Capita Income ($)	NA	22,591	25,998	NA	15.08
Total Owner Occupied Housing Units (actual)	119,163	114,988	115,082	(3.50)	0.08
Renter Occupied Housing Units (actual)	130,740	135,355	134,150	3.53	(0.89)
Vacant Occupied Housing Units (actual)	46,782	46,861	48,741	0.17	4.01

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Detail: Baltimore, MD

	Base 2010	Current 2011	Projected 2016	% Change 2010 - 2011	% Change 2011 - 2016
Total Population (actual)	805,029	805,858	819,945	0.10	1.75
0-14 Age Group (%)	17.98	17.85	17.78	(0.63)	1.35
15-34 Age Group (%)	27.03	27.06	26.56	0.20	(0.13)
35-54 Age Group (%)	27.83	27.62	25.67	(0.65)	(5.44)
55-69 Age Group (%)	16.58	16.84	18.50	1.68	11.81
70+ Age Group (%)	10.58	10.63	11.49	0.61	9.94
Median Age (actual)	39.10	39.20	39.60	0.26	1.02
Female Population (actual)	424,620	424,998	431,456	0.09	1.52
Male Population (actual)	380,409	380,860	388,489	0.12	2.00
Population Density (#/ sq miles)	1,345.52	1,346.90	1,370.50	0.10	1.75
Diversity Index (actual)	55.10	55.40	59.30	NA	7.04
Black (%)	26.05	26.00	27.32	(0.09)	6.92
Asian (%)	4.98	4.97	5.45	(0.15)	11.76
White (%)	64.62	64.59	61.73	0.06	(2.75)
Hispanic (%)	4.19	4.42	6.03	5.69	38.61
Pacific Islander (%)	0.04	0.04	0.04	(0.63)	6.62
American Indian/Alaska Native (%)	0.33	0.33	0.36	0.19	13.57
Multiple races (%)	2.40	2.41	2.76	0.57	16.63
Other (%)	1.59	1.67	2.33	5.22	41.55
Total Households (actual)	316,715	317,050	322,094	0.11	1.59
< $25K Households (%)	NA	15.31	13.49	NA	(10.49)
$25-49K Households (%)	NA	22.57	17.70	NA	(20.35)
$50-99K Households (%)	NA	33.69	35.25	NA	6.30
$100-$199K Households (%)	NA	22.35	26.92	NA	22.39
$200K+ Households (%)	NA	6.09	6.64	NA	10.86
Average Household Income ($)	NA	84,241	96,978	NA	15.12
Median Household Income ($)	NA	63,157	77,032	NA	21.97
Per Capita Income ($)	NA	34,006	38,972	NA	14.60
Total Owner Occupied Housing Units (actual)	211,571	206,898	211,492	(2.21)	2.22
Renter Occupied Housing Units (actual)	105,144	110,152	110,602	4.76	0.41
Vacant Occupied Housing Units (actual)	18,907	19,180	20,664	1.44	7.74

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Detail: Anne Arundel, MD					
	Base 2010	Current 2011	Projected 2016	% Change 2010 - 2011	% Change 2011 - 2016
Total Population (actual)	537,656	540,836	560,770	0.59	3.69
0-14 Age Group (%)	19.30	19.17	19.14	(0.11)	3.56
15-34 Age Group (%)	26.37	26.39	25.98	0.70	2.04
35-54 Age Group (%)	30.14	29.92	27.87	(0.14)	(3.40)
55-69 Age Group (%)	16.48	16.75	18.49	2.24	14.42
70+ Age Group (%)	7.71	7.77	8.52	1.31	13.71
Median Age (actual)	38.20	38.30	38.70	0.26	1.04
Female Population (actual)	271,893	273,473	282,997	0.58	3.48
Male Population (actual)	265,763	267,363	277,773	0.60	3.89
Population Density (#/ sq miles)	1,295.86	1,303.50	1,351.60	0.59	3.69
Diversity Index (actual)	47.40	47.90	52.60	NA	9.81
Black (%)	15.53	15.48	15.77	0.28	5.65
Asian (%)	3.41	3.40	3.68	0.19	12.38
White (%)	75.41	75.34	73.29	0.49	0.87
Hispanic (%)	6.12	6.44	8.74	5.92	40.65
Pacific Islander (%)	0.09	0.09	0.10	0.00	14.05
American Indian/Alaska Native (%)	0.31	0.31	0.32	0.36	8.38
Multiple races (%)	2.90	2.92	3.35	1.24	19.09
Other (%)	2.35	2.47	3.48	5.70	46.17
Total Households (actual)	199,378	200,589	208,678	0.61	4.03
< $25K Households (%)	NA	10.30	8.65	NA	(12.54)
$25-49K Households (%)	NA	17.38	13.02	NA	(22.07)
$50-99K Households (%)	NA	34.47	35.02	NA	5.69
$100-$199K Households (%)	NA	30.34	34.93	NA	19.74
$200K+ Households (%)	NA	7.51	8.38	NA	16.09
Average Household Income ($)	NA	98,431	113,011	NA	14.81
Median Household Income ($)	NA	79,692	89,637	NA	12.48
Per Capita Income ($)	NA	37,381	42,926	NA	14.83
Total Owner Occupied Housing Units (actual)	148,006	146,024	152,866	(1.34)	4.69
Renter Occupied Housing Units (actual)	51,372	54,565	55,812	6.22	2.29
Vacant Occupied Housing Units (actual)	13,184	13,351	14,644	1.27	9.68

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

EXHIBIT II-4
Hamilton Bancorp, Inc.
Market Area Employment by Sector

SA25N Total full-time and part-time employment by NAICS industry 1/

Bureau of Economic Analysis

Fips	Area	LineCode	Description	2010
24000	Maryland		Employment by place of work (number of jobs)	
24000	Maryland	10	Total employment	3,364,818
24000	Maryland		By type	
24000	Maryland	20	Wage and salary employment	2,636,529
24000	Maryland	40	Proprietors employment	728,289
24000	Maryland	50	Farm proprietors employment	10,908
24000	Maryland	60	Nonfarm proprietors employment 2/	717,381
24000	Maryland		By industry	
24000	Maryland	70	Farm employment	15,726
24000	Maryland	80	Nonfarm employment	3,349,092
24000	Maryland	90	Private employment	2,783,564
24000	Maryland	100	Forestry, fishing, and related activities	6,433
24000	Maryland	200	Mining	4,079
24000	Maryland	300	Utilities	10,236
24000	Maryland	400	Construction	204,052
24000	Maryland	500	Manufacturing	124,053
24000	Maryland	600	Wholesale trade	94,600
24000	Maryland	700	Retail trade	335,493
24000	Maryland	800	Transportation and warehousing	89,700
24000	Maryland	900	Information	57,414
24000	Maryland	1000	Finance and insurance	169,761
24000	Maryland	1100	Real estate and rental and leasing	164,155
24000	Maryland	1200	Professional, scientific, and technical services	329,630
24000	Maryland	1300	Management of companies and enterprises	22,085
24000	Maryland	1400	Administrative and waste management services	207,382
24000	Maryland	1500	Educational services	92,816
24000	Maryland	1600	Health care and social assistance	395,197
24000	Maryland	1700	Arts, entertainment, and recreation	76,248
24000	Maryland	1800	Accommodation and food services	211,268
24000	Maryland	1900	Other services, except public administration	188,962
24000	Maryland	2000	Government and government enterprises	565,528
24000	Maryland	2001	Federal, civilian	171,993
24000	Maryland	2002	Military	46,422
24000	Maryland	2010	State and local	347,113
24000	Maryland	2011	State government	103,232
24000	Maryland	2012	Local government	243,881

Legend / Footnotes:

1/ The estimates of employment for 1990-2006 are based on the 2002 North American Industry Classification
2/ Excludes limited partners.
3/ Under the 2007 NAICS, internet publishing and broadcasting was reclassified to other information services.
(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the total.
(NA) Data not available for this year.
Last updated: March 28, 2012 - revised estimates for 2008-2010.

CA25N Total full-time and part-time employment by NAICS industr

Bureau of Economic Analysis
County

Fips	Area	LineCode	Description	2010
24005	Baltimore		Employment by place of work (number of jobs)	
24005	Baltimore	10	Total employment	508290
24005	Baltimore		By type	
24005	Baltimore	20	Wage and salary employment	386765
24005	Baltimore	40	Proprietors employment	121525
24005	Baltimore	50	Farm proprietors employment	606
24005	Baltimore	60	Nonfarm proprietors employment 2/	120919
24005	Baltimore		By industry	
24005	Baltimore	70	Farm employment	1051
24005	Baltimore	80	Nonfarm employment	507239
24005	Baltimore	90	Private employment	446773
24005	Baltimore	100	Forestry, fishing, and related activities	409
24005	Baltimore	200	Mining	502
24005	Baltimore	300	Utilities	(D)
24005	Baltimore	400	Construction	30502
24005	Baltimore	500	Manufacturing	21175
24005	Baltimore	600	Wholesale trade	13447
24005	Baltimore	700	Retail trade	57013
24005	Baltimore	800	Transportation and warehousing	(D)
24005	Baltimore	900	Information	10342
24005	Baltimore	1000	Finance and insurance	39559
24005	Baltimore	1100	Real estate and rental and leasing	26959
24005	Baltimore	1200	Professional, scientific, and technical services	44121
24005	Baltimore	1300	Management of companies and enterprises	3639
24005	Baltimore	1400	Administrative and waste management services	32976
24005	Baltimore	1500	Educational services	13556
24005	Baltimore	1600	Health care and social assistance	72695
24005	Baltimore	1700	Arts, entertainment, and recreation	11992
24005	Baltimore	1800	Accommodation and food services	28473
24005	Baltimore	1900	Other services, except public administration	26047
24005	Baltimore	2000	Government and government enterprises	60466
24005	Baltimore	2001	Federal, civilian	16667
24005	Baltimore	2002	Military	2368
24005	Baltimore	2010	State and local	41431
24005	Baltimore	2011	State government	11000
24005	Baltimore	2012	Local government	30431

Legend / Footnotes:

1/ The estimates of employment for 2001-2006 are based on the 2002 North American Industry
2/ Excludes limited partners.
(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are
Last updated: April 25, 2012 - new estimates for 2010; revised estimates for 2008-2009.

CA25N Total full-time and part-time employment by NAICS industry

Bureau of Economic Analysis
County

Fips	Area	LineCode	Description	2010
24510	Baltimore (I		Employment by place of work (number of jobs)	
24510	Baltimore (I	10	Total employment	386532
24510	Baltimore (I		By type	
24510	Baltimore (I	20	Wage and salary employment	345890
24510	Baltimore (I	40	Proprietors employment	40642
24510	Baltimore (I	50	Farm proprietors employment	0
24510	Baltimore (I	60	Nonfarm proprietors employment 2/	40642
24510	Baltimore (I		By industry	
24510	Baltimore (I	70	Farm employment	0
24510	Baltimore (I	80	Nonfarm employment	386532
24510	Baltimore (I	90	Private employment	305548
24510	Baltimore (I	100	Forestry, fishing, and related activities	(D)
24510	Baltimore (I	200	Mining	52
24510	Baltimore (I	300	Utilities	(D)
24510	Baltimore (I	400	Construction	11766
24510	Baltimore (I	500	Manufacturing	13580
24510	Baltimore (I	600	Wholesale trade	8694
24510	Baltimore (I	700	Retail trade	18525
24510	Baltimore (I	800	Transportation and warehousing	11098
24510	Baltimore (I	900	Information	4833
24510	Baltimore (I	1000	Finance and insurance	17128
24510	Baltimore (I	1100	Real estate and rental and leasing	10678
24510	Baltimore (I	1200	Professional, scientific, and technical services	24471
24510	Baltimore (I	1300	Management of companies and enterprises	1097
24510	Baltimore (I	1400	Administrative and waste management services	21926
24510	Baltimore (I	1500	Educational services	31068
24510	Baltimore (I	1600	Health care and social assistance	77799
24510	Baltimore (I	1700	Arts, entertainment, and recreation	7542
24510	Baltimore (I	1800	Accommodation and food services	21217
24510	Baltimore (I	1900	Other services, except public administration	20052
24510	Baltimore (I	2000	Government and government enterprises	80984
24510	Baltimore (I	2001	Federal, civilian	10791
24510	Baltimore (I	2002	Military	2036
24510	Baltimore (I	2010	State and local	68157
24510	Baltimore (I	2011	State government	39588
24510	Baltimore (I	2012	Local government	28569

Legend / Footnotes:

1/ The estimates of employment for 2001-2006 are based on the 2002 North American Industry
2/ Excludes limited partners.
(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are
Last updated: April 25, 2012 - new estimates for 2010; revised estimates for 2008-2009.

CA25N Total full-time and part-time employment by NAICS industry 1/

Bureau of Economic Analysis

Fips	Area	LineCode	Description	2010
24003	Anne Arundel		Employment by place of work (number of jobs)	
24003	Anne Arundel	10	Total employment	357,822
24003	Anne Arundel		By type	
24003	Anne Arundel	20	Wage and salary employment	285,131
24003	Anne Arundel	40	Proprietors employment	72,691
24003	Anne Arundel	50	Farm proprietors employment	313
24003	Anne Arundel	60	Nonfarm proprietors employment 2/	72,378
24003	Anne Arundel		By industry	
24003	Anne Arundel	70	Farm employment	471
24003	Anne Arundel	80	Nonfarm employment	357,351
24003	Anne Arundel	90	Private employment	273,484
24003	Anne Arundel	100	Forestry, fishing, and related activities	351
24003	Anne Arundel	200	Mining	295
24003	Anne Arundel	300	Utilities	279
24003	Anne Arundel	400	Construction	20,486
24003	Anne Arundel	500	Manufacturing	15,138
24003	Anne Arundel	600	Wholesale trade	12,200
24003	Anne Arundel	700	Retail trade	37,541
24003	Anne Arundel	800	Transportation and warehousing	12,954
24003	Anne Arundel	900	Information	4,754
24003	Anne Arundel	1000	Finance and insurance	12,479
24003	Anne Arundel	1100	Real estate and rental and leasing	17,643
24003	Anne Arundel	1200	Professional, scientific, and technical services	31,915
24003	Anne Arundel	1300	Management of companies and enterprises	1,425
24003	Anne Arundel	1400	Administrative and waste management services	20,708
24003	Anne Arundel	1500	Educational services	4,855
24003	Anne Arundel	1600	Health care and social assistance	28,772
24003	Anne Arundel	1700	Arts, entertainment, and recreation	8,369
24003	Anne Arundel	1800	Accommodation and food services	25,312
24003	Anne Arundel	1900	Other services, except public administration	18,008
24003	Anne Arundel	2000	Government and government enterprises	83,867
24003	Anne Arundel	2001	Federal, civilian	38,438
24003	Anne Arundel	2002	Military	15,763
24003	Anne Arundel	2010	State and local	29,666
24003	Anne Arundel	2011	State government	9,674
24003	Anne Arundel	2012	Local government	19,992

Legend / Footnotes:

1/ The estimates of employment for 2001-2006 are based on the 2002 North American Industry Classification System

2/ Excludes limited partners.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

Last updated: April 25, 2012 - new estimates for 2010; revised estimates for 2008-2009.

EXHIBIT III-1
Hamilton Bancorp, Inc.
General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 25, 2012

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
BOFI	Bofi Holding, Inc. Of CA (3)	NASDAQ	San Diego, CA	Thrift	2,278	1	06-30	03/05	18.48	211
PROV	Provident Fin. Holdings of CA (3)	NASDAQ	Riverside, CA	M.B.	1,320 S	14	06-30	06/96	10.82	119
BANC	First PacTrust Bancorp of CA (3)	NASDAQ	Chula Vista, CA	Thrift	1,083	9	12-31	08/02	11.10	129
KFFG	Kaiser Federal Fin Group of CA (3)	NASDAQ	Covina, CA	Thrift	945	9	06-30	11/10	14.00	128
BYFC	Broadway Financial Corp. of CA (3)	NASDAQ	Los Angeles, CA	Thrift	413	5	12-31	01/96	1.35	2
Florida Companies										
BBX	BankAtlantic Bancorp Inc of FL (3)	NYSE	FortLauderdaleFL	M.B.	3,741 S	101	12-31	11/83	5.12	80
Mid-Atlantic Companies										
HCBK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	Paramus, NJ	Thrift	44,136	135	12-31	06/05	6.33	3,343
NYB	New York Community Bcrp of NY (3)	NYSE	Westbury, NY	Thrift	43,039	281	12-31	11/93	12.70	5,515
AF	Astoria Financial Corp. of NY (3)	NYSE	Lake Success, NY	Thrift	17,111	85	12-31	11/93	9.05	891
ISBC	Investors Bcrp MHC of NJ(42.5)	NASDAQ	Short Hills, NJ	Thrift	11,262	83	06-30	10/05	15.07	1,686
NWBI	Northwest Bancshares Inc of PA (3)	NASDAQ	Warren, PA	Thrift	8,069	172	06-30	12/09	11.74	1,146
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Jersey City, NJ	Thrift	7,097 D	83	12-31	01/03	14.36	864
BNCL	Beneficial Mut MHC of PA(43.3)	NASDAQ	Philadelphia, PA	Thrift	4,596	65	12-31	07/07	8.63	692
TRST	TrustCo Bank Corp NY of NY (3)	NASDAQ	Glenville, NY	Thrift	4,374	133	12-31	/	5.27	493
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	Lake Success, NY	Thrift	4,358	19	12-31	11/95	13.07	404
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington, DE	Div.	4,327	38	12-31	11/86	37.68	328
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	Brooklyn, NY	Thrift	4,019	25	12-31	06/96	13.34	469
PBNY	Provident NY Bncrp, Inc. of NY (3)	NASDAQ	Montebello, NY	Thrift	3,211	37	09-30	01/04	7.93	301
KRNY	Kearny Fin Cp MHC of NJ (25.0)	NASDAQ	Fairfield, NJ	Thrift	2,910	40	06-30	02/05	9.32	624
ORIT	Oritani Financial Corp of NJ (3)	NASDAQ	Twnship of WA NJ	Thrift	2,647	23	06-30	06/10	13.95	634
NFBK	Northfield Bcp MHC of NY(41.8)	NASDAQ	Avenel, NY	Thrift	2,377 D	19	12-31	11/07	13.54	543
OCFC	OceanFirst Fin. Corp of NJ (3)	NASDAQ	Toms River, NJ	Thrift	2,261	23	12-31	07/96	14.35	267
ESBF	ESB Financial Corp. of PA (3)	NASDAQ	Ellwood City, PA	Thrift	1,979	24	12-31	06/90	12.63	185
ROMA	Roma Fin Corp MHC of NJ (25.5)	NASDAQ	Robbinsville, NJ	Thrift	1,896	27	12-31	07/06	8.05	244
CSBK	Clifton Svg Bp MHC of NJ(35.8)	NASDAQ	Clifton, NJ	Thrift	1,117 D	12	03-31	03/04	10.07	263
ESSA	ESSA Bancorp, Inc. of PA (3)	NASDAQ	Stroudsburg, PA	Thrift	1,114	18	09-30	04/07	10.41	124
CBNJ	Cape Bancorp, Inc. of NJ (3)	NASDAQ	Cape My Ct He,NJ	Thrift	1,059	17	12-31	02/08	8.19	109
BFED	Beacon Federal Bancorp of NY (3)	NASDAQ	East Syracuse NY	Thrift	1,025	8	12-31	10/07	13.75	85
FXCB	Fox Chase Bancorp, Inc. of PA (3)	NASDAQ	Hatboro, PA	Thrift	1,008	11	12-31	06/10	12.85	164
OSHC	Ocean Shore Holding Co. of NJ (3)	NASDAQ	Ocean City, NJ	Thrift	1,003	10	12-31	12/09	11.97	86
SVBI	Severn Bancorp, Inc. of MD (3)	NASDAQ	Annapolis, MD	Thrift	900	4	12-31	/	2.69	27
HARL	Harleysville Svgs Fin Cp of PA (3)	NASDAQ	Harleysville, PA	Thrift	842	8	09-30	08/87	17.99	67
ONFC	Oneida Financial Corp. of NY (3)	NASDAQ	Oneida, NY	Thrift	700	13	12-31	07/10	9.91	69
THRD	TF Fin. Corp. of Newtown PA (3)	NASDAQ	Newtown, PA	Thrift	693	14	12-31	07/94	25.20	71
CARV	Carver Bancorp, Inc. of NY (3)	NASDAQ	New York, NY	Thrift	671 D	9	03-31	10/94	4.28	16
FSBI	Fidelity Bancorp, Inc. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	666	13	09-30	06/88	11.39	35
MLVF	Malvern Fed Bncp MHC PA(44.5)	NASDAQ	Paoli, PA	Thrift	652	9	09-30	05/08	8.00	49
COBK	Colonial Financial Serv. of NJ (3)	NASDAQ	Bridgeton, NJ	Thrift	639	9	12-31	07/10	13.23	52
GCBC	Green Co Bcrp MHC of NY (44.4)	NASDAQ	Catskill, NY	Thrift	579	14	06-30	12/98	18.09	75
MGYR	Magyar Bancorp MHC of NJ(44.7)	NASDAQ	NW Brunswick, NJ	Thrift	520	6	09-30	01/06	4.15	24
NECB	NE Comm Bncrp MHC of NY (43.2)	NASDAQ	White Plains, NY	Thrift	507	7	12-31	07/06	5.78	73
PBIP	Prudential Bncp MHC PA (25.4)	NASDAQ	Philadelphia, PA	Thrift	500	7	09-30	03/05	5.32	53
LSBK	Lake Shore Bnp MHC of NY(38.8)	NASDAQ	Dunkirk, NY	Thrift	494	10	12-31	04/06	10.00	59
ALLB	Alliance Bancorp, Inc. of PA (3)	NASDAQ	Broomall, PA	Thrift	484	9	12-31	01/11	11.88	65
PBHC	Pathfinder BC MHC of NY (36.3)	NASDAQ	Oswego, NY	Thrift	468	14	12-31	11/95	9.00	24
STND	Standard Financial Corp. of PA (3)	NASDAQ	Monroeville, PA	Thrift	449	12	09-30	10/10	16.75	57
OBAF	OBA Financial Serv. Inc of MD (3)	NASDAQ	Germantown, MD	Thrift	392	5	06-30	01/10	15.05	63
WSB	WSB Holdings, Inc. of Bowie MD (3)	NASDAQ	Bowie, MD	Thrift	376	5	12-31	08/88	2.85	23
MSBF	MSB Fin Corp MHC of NJ (40.3)	NASDAQ	Millington, NJ	Thrift	350 D	5	06-30	01/07	5.41	28
FFCO	FedFirst Financial Corp of PA (3)	NASDAQ	Monessen, PA	Thrift	343	9	12-31	09/10	14.25	41
WVFC	WVS Financial Corp. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	307	6	06-30	11/93	7.72	16
CMSB	CMS Bancorp Inc of W Plains NY (3)	NASDAQ	White Plains, NY	Thrift	247	6	09-30	04/07	7.00	13

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 25, 2012

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
FBC	Flagstar Bancorp, Inc. of MI (3)	NYSE	Troy, MI	Thrift	13,733 S	176	12-31	04/97	0.76	423
TFSL	TFS Fin Corp MHC of OH (26.4)	NASDAQ	Cleveland, OH	Thrift	11,288	39	09-30	04/07	9.62	2,972
CFFN	Capitol Federal Fin Inc. of KS (3)	NASDAQ	Topeka, KS	Thrift	9,450 S	47	09-30	12/10	11.69	1,932
BKMU	Bank Mutual Corp of WI (3)	NASDAQ	Milwaukee, WI	Thrift	2,610	80	12-31	10/03	3.52	163
FDEF	First Defiance Fin. Corp of OH (3)	NASDAQ	Defiance, OH	Thrift	2,142	33	12-31	10/95	15.98	155
UCFC	United Community Fin. of OH (3)	NASDAQ	Youngstown, OH	Thrift	2,042	38	12-31	07/98	2.05	67
WSBF	Waterstone Fin MHC of WI(26.2)	NASDAQ	Wauwatosa, WI	Thrift	1,699	10	12-31	10/05	3.99	125
CASH	Meta Financial Group of IA (3)	NASDAQ	Storm Lake, IA	Thrift	1,598	12	09-30	09/93	20.50	66
BFIN	BankFinancial Corp. of IL (3)	NASDAQ	Burr Ridge, IL	Thrift	1,549	21	12-31	06/05	6.94	146
PULB	Pulaski Fin Cp of St. Louis MO (3)	NASDAQ	St. Louis, MO	Thrift	1,317	12	09-30	12/98	7.28	78
HFFC	HF Financial Corp. of SD (3)	NASDAQ	Sioux Falls, SD	Thrift	1,196	33	06-30	04/92	12.16	86
NASB	NASB Fin, Inc. of Grandview MO (3)	NASDAQ	Grandview, MO	Thrift	1,192	9	09-30	09/85	16.15	127
CITZ	CFS Bancorp, Inc of Munster IN (3)	NASDAQ	Munster, IN	Thrift	1,171	22	12-31	07/98	5.38	58
HFBC	HopFed Bancorp, Inc. of KY (3)	NASDAQ	Hopkinsville, KY	Thrift	1,054	18	12-31	02/98	7.05	53
PVFC	PVF Capital Corp. of Solon OH (3)	NASDAQ	Solon, OH	R.E.	807	18	06-30	12/92	1.81	46
HMNF	HMN Financial, Inc. of MN (3)	NASDAQ	Rochester, MN	Thrift	706	15	12-31	06/94	3.28	15
CHEV	Cheviot Financial Corp. of OH (3)	NASDAQ	Cincinnati, OH	Thrift	639	6	12-31	01/12	8.51	65
FCLF	First Clover Leaf Fin Cp of IL (3)	NASDAQ	Edwardsville, IL	Thrift	556	4	12-31	07/06	6.00	46
FSFG	First Savings Fin. Grp. of IN (3)	NASDAQ	Clarksville, IN	Thrift	546	12	09-30	12/08	18.00	41
CZWI	Citizens Comm Bncorp Inc of WI (3)	NASDAQ	Eau Claire, WI	Thrift	529	27	09-30	11/06	6.15	32
UCBA	United Comm Bncp MHC IN (40.7)	NASDAQ	Lawrenceburg, IN	Thrift	504	9	06-30	03/06	5.77	45
IROQ	IF Bancorp, Inc. of IL (3)	NASDAQ	Watseka, IL	Thrift	490	5	06-30	07/11	12.31	59
LPSB	LaPorte Bancrp MHC of IN(45.0)	NASDAQ	La Porte, IN	Thrift	469	8	12-31	10/07	9.26	42
FCAP	First Capital, Inc. of IN (3)	NASDAQ	Corydon, IN	Thrift	441	13	12-31	01/99	21.00	59
WAYN	Wayne Savings Bancshares of OH (3)	NASDAQ	Wooster, OH	Thrift	409	11	03-31	01/03	8.44	25
RIVR	River Valley Bancorp of IN (3)	NASDAQ	Madison, IN	Thrift	404	10	12-31	12/96	16.22	25
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Lafayette, IN	Thrift	372	5	12-31	02/95	17.70	28
JXSB	Jacksonville Bancorp Inc of IL (3)	NASDAQ	Jacksonville, IL	Thrift	317	7	12-31	07/10	17.34	33
WBKC	Wolverine Bancorp, Inc. of MI (3)	NASDAQ	Midland, MI	Thrift	292	5	12-31	01/11	16.00	40
CFBK	Central Federal Corp. of OH (3)	NASDAQ	Fairlawn, OH	Thrift	241	4	12-31	12/98	1.50	1
KFFB	KY Fst Fed Bp MHC of KY (38.9)	NASDAQ	Hazard, KY	Thrift	222	4	06-30	03/05	8.62	67
FFNM	First Fed of N. Michigan of MI (3)	NASDAQ	Alpena, MI	Thrift	216	8	12-31	04/05	3.46	10
FBSI	First Bancshares, Inc. of MO (3)	NASDAQ	Mntn Grove, MO	Thrift	197	11	06-30	12/93	6.00	9

New England Companies

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
PBCT	Peoples United Financial of CT (3)	NASDAQ	Bridgeport, CT	Div.	27,809	340	12-31	04/07	11.93	4,215
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Brookline, MA	Thrift	4,877	20	12-31	07/02	8.95	627
BHLB	Berkshire Hills Bancorp of MA (3)	NASDAQ	Pittsfield, MA	Thrift	4,029	44	12-31	06/00	22.36	474
EBSB	Meridian Fn Serv MHC MA (40.8)	NASDAQ	East Boston, MA	Thrift	2,034	25	12-31	01/08	13.13	291
RCKB	Rockville Fin New, Inc. of CT (3)	NASDAQ	Vrn Rockville CT	Thrift	1,855	22	12-31	03/11	11.13	321
FBNK	First Connecticut Bncorp of CT (3)	NASDAQ	Farmington, CT	Thrift	1,677	19	12-31	06/11	13.02	233
UBNK	United Financial Bncrp of MA (3)	NASDAQ	W Springfield MA	Thrift	1,660	24	12-31	12/07	15.23	238
WFD	Westfield Fin. Inc. of MA (3)	NASDAQ	Westfield, MA	Thrift	1,263 S	11	12-31	01/07	7.15	190
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Hingham, MA	Thrift	1,150	10	12-31	12/88	58.20	124
NHTB	NH Thrift Bancshares of NH (3)	NASDAQ	Newport, NH	Thrift	1,094	27	12-31	05/86	12.57	73
SIFI	SI Financial Group, Inc. of CT (3)	NASDAQ	Willimantic, CT	Thrift	974	21	12-31	01/11	11.27	119
BLMT	BSB Bancorp, Inc. of MA (3)	NASDAQ	Belmont, MA	Thrift	719	4	12-31	10/11	12.34	113
HBNK	Hampden Bancorp, Inc. of MA (3)	NASDAQ	Springfield, MA	Thrift	611	9	06-30	01/07	13.00	79
CBNK	Chicopee Bancorp, Inc. of MA (3)	NASDAQ	Chicopee, MA	Thrift	605	8	12-31	07/06	14.50	81
NVSL	Naugatuck Valley Fin Crp of CT (3)	NASDAQ	Naugatuck, CT	Thrift	572	10	12-31	06/11	7.65	54
PEOP	Peoples Fed Bancshrs Inc of MA (3)	NASDAQ	Brighton, MA	Thrift	558	6	09-30	07/10	16.05	112
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Somerville, MA	Thrift	521 D	11	03-31	10/86	30.50	52
NFSB	Newport Bancorp, Inc. of RI (3)	NASDAQ	Newport, RI	Thrift	468	6	12-31	07/06	13.50	47
PSBH	PSB Hldgs Inc MHC of CT (42.9)	NASDAQ	Putnam, CT	Thrift	452	8	06-30	10/04	4.45	29
WEBK	Wellesley Bancorp, Inc. of MA (3)	NASDAQ	Wellesley, MA	Thrift	314	2	12-31	01/12	14.50	35
MFLR	Mayflower Bancorp, Inc. of MA (3)	NASDAQ	Middleboro, MA	Thrift	252	8	04-30	12/87	10.50	22

North-West Companies

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
WAFD	Washington Federal, Inc. of WA (3)	NASDAQ	Seattle, WA	Thrift	13,441 S	163	09-30	11/82	16.75	1,790
HMST	HomeStreet, Inc. of WA (3)	NASDAQ	Seattle, WA	Undefined	4,812 P	21	12-31	/	34.52	244
FFNW	First Fin NW, Inc of Renton WA (3)	NASDAQ	Renton, WA	Thrift	1,037	1	12-31	10/07	7.57	140

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 25, 2012

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
North-West Companies (continued)										
RVSB	Riverview Bancorp, Inc. of WA (3)	NASDAQ	Vancouver, WA	Thrift	856	17	03-31	10/97	1.40	31
TSBK	Timberland Bancorp, Inc. of WA (3)	NASDAQ	Hoquiam, WA	Thrift	743	22	09-30	01/98	4.85	34
ANCB	Anchor Bancorp of Aberdeen, WA (3)	NASDAQ	Aberdeen, WA	Thrift	488	15	06-30	01/11	10.74	27
South-East Companies										
FRNK	Franklin Financial Corp. of VA (3)	NASDAQ	Glen Allen, VA	Thrift	1,100	9	09-30	04/11	15.07	216
HBOS	Heritage Fin Group, Inc of GA (3)	NASDAQ	Albany, GA	Thrift	1,075	16	12-31	11/10	12.35	107
CSBC	Citizens South Bnkg Corp of NC (3)	NASDAQ	Gastonia, NC	Thrift	1,074	21	12-31	10/02	6.30	72
CHFN	Charter Fin Corp MHC GA (38.4)	NASDAQ	West Point, GA	Thrift	1,071	17	09-30	09/10	8.79	160
HBCP	Home Bancorp Inc. Lafayette LA (3)	NASDAQ	Lafayette, LA	Thrift	980	18	12-31	10/08	16.69	130
ASBB	ASB Bancorp, Inc. of NC (3)	NASDAQ	Asheville, NA	Thrift	797	13	12-31	10/11	13.85	77
ACFC	Atlantic Coast Fin. Corp of GA (3)	NASDAQ	Waycross, GA	Thrift	777	12	12-31	02/11	2.18	6
FFBH	First Fed. Bancshares of AR (3)	NASDAQ	Harrison, AR	Thrift	579 D	18	12-31	05/96	7.65	148
JFBI	Jefferson Bancshares Inc of TN (3)	NASDAQ	Morristown, TN	Thrift	534	12	06-30	07/03	1.94	13
CFFC	Community Fin. Corp. of VA (3)	NASDAQ	Staunton, VA	Thrift	510 D	11	03-31	03/88	3.90	17
OFED	Oconee Fed Fn Cp MHC SC (35.0)	NASDAQ	Seneca, SC	Thrift	377	5	06-30	01/11	12.00	76
LABC	Louisiana Bancorp, Inc. of LA (3)	NASDAQ	Metairie, LA	Thrift	319	3	12-31	07/07	16.10	52
PBSK	Poage Bankshares, Inc. of KY (3)	NASDAQ	Ashland, KY	Thrift	319	6	09-30	09/11	12.07	41
AFCB	Athens Bancshares, Inc. of TN (3)	NASDAQ	Athens, TN	Thrift	294	7	12-31	01/10	15.00	40
HFBL	Home Federal Bancorp Inc of LA (3)	NASDAQ	Shreveport, LA	Thrift	266	5	06-30	12/10	14.60	43
SIBC	State Investors Bancorp of LA (3)	NASDAQ	Metairie, LA	Thrift	248	4	12-31	07/11	12.32	36
South-West Companies										
OABC	OmniAmerican Bancorp Inc of TX (3)	NASDAQ	Fort Worth, TX	Thrift	1,366	16	12-31	01/10	19.77	221
SPBC	SP Bancorp, Inc. of Plano, TX (3)	NASDAQ	Plano, TX	Thrift	273	8	12-31	11/10	12.75	22
Western Companies (Excl CA)										
TBNK	Territorial Bancorp, Inc of HI (3)	NASDAQ	Honolulu, HI	Thrift	1,538 D	25	12-31	07/09	21.44	236
EBMT	Eagle Bancorp Montanta of MT (3)	NASDAQ	Helena, MT	Thrift	332	6	06-30	04/10	10.20	40
Other Areas										

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated, and P=Pro Forma)

Source: SNL Financial, LC.

Date of Last Update: 05/25/12

Exhibit III-2
Peer Group Market Area Comparative Analysis

Institution	County	Population 2010 (000)	Population 2011 (000)	Proj. Pop. 2016 (000)	2010-2011 % Change	2011-2016 % Change	Per Capita Income 2011 Amount	Per Capita Income % State Average	Deposit Market Share(1)	Unemploy. Rate
Alliance Bancorp, Inc. - PA	Delaware	559	560	565	0.3%	0.8%	$31,399	117.2%	3.1%	7.8%
Athens Bancshares, Inc. of TN	McMinn	52	53	54	0.6%	2.6%	20,728	90.4%	20.1%	9.7%
Colonial Financial Services - NJ	Cumberland	157	158	162	0.4%	2.6%	23,052	68.3%	16.0%	13.6%
Community Fin. Corp. - VA	Staunton	24	24	25	0.9%	3.3%	23,390	73.7%	27.4%	6.1%
FedFirst Financial Corp. - PA	Westmoreland	365	365	362	-0.2%	-0.6%	25,730	96.1%	1.6%	7.4%
Home Federal Bancorp, Inc. - LA	Caddo	255	255	256	0.0%	0.4%	24,508	105.4%	2.7%	7.1%
Louisiana Bancorp, Inc. of LA	Jefferson	433	431	424	-0.3%	-1.7%	25,717	110.6%	1.9%	6.6%
OBA Financial Services, Inc. - MD	Montgomery	972	980	1,024	0.9%	4.5%	44,404	129.9%	0.8%	5.0%
Standard Financial Corp. - PA	Allegheny	1,223	1,221	1,203	-0.2%	-1.5%	29,302	109.4%	0.1%	6.7%
WVS Financial Corp. - PA	Allegheny	1,223	1,221	1,203	-0.2%	-1.5%	29,302	109.4%	0.2%	6.7%
	Averages:	**526**	**527**	**528**	**0.2%**	**0.9%**	**$27,753**	**101.0%**	**7.4%**	**7.7%**
	Medians:	**399**	**398**	**393**	**0.1%**	**0.6%**	**$25,724**	**107.4%**	**2.3%**	**6.9%**
Hamilton Bank - MD	**Baltimore Cty**	**805**	**806**	**820**	**0.1%**	**1.7%**	**$34,006**	**99.5%**	**0.7%**	**7.1%**
	Baltimore City	**621**	**622**	**617**	**0.2%**	**-0.8%**	**$22,951**	**67.2%**	**0.6%**	**10.0%**

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2011.

Sources: SNL Financial LC, FDIC.

EXHIBIT IV-1
Hamilton Bancorp, Inc.
Stock Prices: As of May 25, 2012

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(109)	12.20	32,550	292.9	13.77	9.36	12.15	0.01	2.88	11.40	0.28	0.13	14.86	13.99	139.81
NYSE Traded Companies(5)	9.22	287,503	1,923.4	11.89	7.07	9.07	1.47	-24.61	16.38	0.61	0.44	10.80	7.40	103.88
NASDAQ Listed OTC Companies(104)	12.32	22,649	229.6	13.84	9.44	12.27	-0.04	3.95	11.21	0.26	0.11	15.02	14.25	141.21
California Companies(5)	11.15	8,994	118.0	12.88	8.11	11.08	0.47	0.70	6.77	-0.46	-0.92	12.47	12.38	150.47
Mid-Atlantic Companies(32)	12.18	50,531	500.7	14.29	9.67	12.16	-0.93	-4.12	3.54	0.50	0.49	14.38	13.10	134.28
Mid-West Companies(28)	9.76	34,124	138.9	11.25	7.35	9.67	0.39	4.85	17.57	0.11	-0.22	13.76	13.05	144.89
New England Companies(19)	16.02	31,394	379.4	17.05	12.39	16.04	-0.59	11.22	14.08	0.70	0.66	15.92	14.53	137.63
North-West Companies(6)	12.64	27,417	377.8	13.85	7.89	12.54	-0.33	-6.44	13.60	-0.64	-0.70	18.41	17.68	199.67
South-East Companies(14)	10.95	5,893	65.4	12.51	8.57	10.83	2.07	6.41	13.09	0.07	-0.09	15.33	15.22	118.04
South-West Companies(2)	16.26	6,456	121.6	16.73	11.46	16.22	0.77	19.73	24.92	0.48	0.03	18.56	18.56	140.57
Western Companies (Excl CA)(2)	15.82	7,443	137.8	16.50	14.05	15.60	1.32	1.93	6.06	0.85	0.70	16.61	16.60	112.66
Thrift Strategy(103)	11.85	30,168	258.7	13.38	9.12	11.81	0.03	3.09	11.81	0.27	0.13	14.44	13.62	132.86
Mortgage Banker Strategy(2)	10.82	11,014	119.2	11.56	6.90	10.81	0.09	38.19	16.09	1.00	-0.67	13.04	13.03	119.84
Real Estate Strategy(1)	1.81	25,507	46.2	2.39	1.25	2.00	-9.50	-6.22	23.13	-0.19	-0.53	2.74	2.74	31.62
Diversified Strategy(2)	24.81	181,028	2,271.7	29.24	20.20	24.33	2.12	-8.69	-1.19	1.56	1.34	27.09	22.06	287.90
Companies Issuing Dividends(68)	13.43	39,393	424.0	15.02	10.44	13.34	0.39	4.67	10.55	0.66	0.51	15.19	13.91	141.68
Companies Without Dividends(41)	10.13	21,087	73.5	11.66	7.53	10.14	-0.61	-0.11	12.84	-0.36	-0.51	14.32	14.12	136.69
Equity/Assets <6%(7)	5.52	2,753	17.5	10.61	3.24	5.62	-2.10	-27.18	-7.46	-3.17	-3.75	10.44	10.32	277.75
Equity/Assets 6-12%(50)	12.37	34,802	191.5	13.76	9.07	12.26	0.28	1.94	14.29	0.51	0.36	14.77	13.99	166.62
Equity/Assets >12%(52)	12.81	33,865	420.3	14.13	10.33	12.79	0.00	7.24	10.86	0.46	0.35	15.46	14.41	98.63
Actively Traded Companies(3)	35.15	36,895	655.1	36.27	24.64	34.74	0.44	30.44	40.12	2.50	2.18	26.13	24.89	325.08
Market Value Below $20 Million(11)	3.87	2,970	10.7	7.23	2.81	3.88	0.30	-27.38	-4.90	-2.27	-2.48	8.87	8.82	168.06
Holding Company Structure(100)	11.51	34,916	309.7	13.12	8.84	11.48	0.00	1.80	11.16	0.22	0.07	14.24	13.29	132.15
Assets Over $1 Billion(51)	13.47	63,980	574.9	15.11	10.28	13.40	0.29	3.69	11.89	0.69	0.55	14.96	13.59	144.21
Assets $500 Million-$1 Billion(29)	10.45	7,127	58.1	12.03	7.77	10.47	-0.91	0.42	10.04	-0.08	-0.22	13.64	13.02	134.70
Assets $250-$500 Million(24)	12.87	3,093	37.7	14.11	10.15	12.78	0.30	7.96	14.90	0.21	0.02	17.08	16.78	135.99
Assets less than $250 Million(5)	6.06	2,006	13.9	8.36	5.13	5.95	1.07	-15.71	-2.60	-1.50	-1.63	10.06	10.02	142.83
Goodwill Companies(67)	11.38	48,707	420.4	13.01	8.72	11.29	0.43	0.11	10.40	0.39	0.21	14.06	12.63	136.72
Non-Goodwill Companies(41)	12.96	7,557	92.0	14.44	10.04	12.98	-0.73	7.88	13.80	0.13	0.03	15.32	15.32	131.51
Acquirors of FSLIC Cases(1)	16.75	106,868	1,790.0	18.42	12.15	16.96	-1.24	7.58	19.73	1.04	0.99	17.84	15.45	125.77

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40
NASDAQ Listed OTC Companies(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40
Mid-Atlantic Companies(14)	9.32	29,138	129.6	10.80	7.89	9.37	-1.20	-5.80	10.31	0.39	0.37	8.63	8.23	80.18
Mid-West Companies(5)	7.45	72,062	175.7	8.20	5.63	7.28	2.26	5.19	26.49	0.25	-0.01	7.67	6.81	57.30
New England Companies(2)	8.79	14,337	68.3	9.77	7.36	8.78	0.04	-10.66	2.18	0.31	0.35	8.73	7.88	80.51
South-East Companies(2)	10.40	12,294	63.7	11.79	9.25	10.38	0.23	-10.02	-2.54	0.39	0.41	10.23	10.07	59.04
Thrift Strategy(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40
Companies Issuing Dividends(16)	9.13	15,707	57.9	10.52	7.85	9.11	0.16	-6.17	4.11	0.40	0.39	9.08	8.50	75.48
Companies Without Dividends(7)	8.56	81,456	290.0	9.57	6.60	8.59	-1.08	0.31	30.05	0.23	0.05	7.39	7.01	68.64
Equity/Assets <6%(1)	9.00	2,618	8.1	10.25	8.01	9.00	0.00	-5.26	1.01	0.72	0.50	9.47	8.00	178.81
Equity/Assets 6-12%(11)	8.31	21,918	100.2	9.70	6.82	8.35	-1.22	-4.30	22.73	0.33	0.23	8.19	7.95	81.56
Equity/Assets >12%(11)	9.60	52,526	167.9	10.76	8.07	9.55	0.77	-4.00	2.29	0.33	0.33	8.86	8.14	55.65
Holding Company Structure(21)	9.08	37,401	135.4	10.36	7.53	9.06	-0.06	-3.69	12.62	0.36	0.28	8.77	8.20	75.96
Assets Over $1 Billion(10)	10.02	73,618	269.3	11.39	8.30	10.01	0.20	-0.38	11.79	0.26	0.15	7.68	7.17	60.74
Assets $500 Million-$1 Billion(5)	8.36	7,311	23.6	9.99	6.99	8.31	-0.22	-8.36	23.60	0.40	0.34	9.16	9.04	87.92
Assets $250-$500 Million(7)	7.92	5,862	16.9	8.88	6.82	7.97	-1.12	-7.64	6.61	0.46	0.45	9.55	8.90	87.49
Assets less than $250 Million(1)	8.62	7,736	26.9	9.26	6.08	8.45	2.01	2.50	-6.10	0.24	0.24	7.66	5.79	28.67
Goodwill Companies(15)	8.87	50,132	181.1	10.12	7.35	8.81	0.81	-3.15	8.42	0.31	0.21	8.14	7.34	69.89
Non-Goodwill Companies(8)	9.13	8,691	30.1	10.44	7.69	9.21	-2.14	-6.16	18.73	0.44	0.42	9.38	9.38	79.97
MHC Institutions(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/	Outst-	Capital-			Last	Last	52 Wks	MostRcnt	Trailing 12 Mo.	12 Mo. Core	Book Value/	Book Value/	Assets/
	Financial Institution	Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	YrEnd(2)	EPS(3)	EPS(3)	Share	Share(4)	Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
	NYSE Traded Companies														
AF	Astoria Financial Corp. of NY*	9.05	98,442	890.9	14.59	6.58	8.99	0.67	-35.50	6.60	0.51	0.48	12.90	11.02	173.82
BBX	BankAtlantic Bancorp Inc of FL(8)*	5.12	15,560	79.7	7.00	1.82	5.01	2.20	23.37	51.48	-3.70	-2.30	0.45	-0.43	240.40
FBC	Flagstar Bancorp, Inc. of MI*	0.76	557,133	423.4	1.44	0.45	0.75	1.33	-45.71	49.02	-0.10	-0.59	1.63	1.61	24.65
NYB	New York Community Bcrp of NY*	12.70	434,255	5,515.0	16.29	11.13	12.48	1.76	-20.97	2.67	1.09	0.94	12.85	7.13	99.11
PFS	Provident Fin. Serv. Inc of NJ*	14.36	60,183	864.2	15.23	10.12	14.06	2.13	3.76	7.24	0.95	0.93	15.83	9.86	117.93
	NASDAQ Listed OTC Companies														
ASBB	ASB Bancorp, Inc. of NC*	13.85	5,585	77.4	14.55	11.30	13.81	0.29	38.50	18.38	0.16	-0.17	20.66	20.66	142.69
ALLB	Alliance Bancorp, Inc. of PA*	11.88	5,474	65.0	11.89	9.31	11.85	0.25	8.00	10.31	0.18	0.18	15.14	15.14	88.41
ANCB	Anchor Bancorp of Aberdeen, WA*	10.74	2,550	27.4	11.48	3.95	10.74	0.00	12.23	73.23	-2.39	-2.49	21.32	21.32	191.39
AFCB	Athens Bancshares, Inc. of TN*	15.00	2,666	40.0	16.00	9.56	14.20	5.63	11.11	25.00	0.73	0.31	19.00	18.87	110.24
ACFC	Atlantic Coast Fin. Corp of GA*	2.18	2,629	5.7	7.98	0.87	2.04	6.86	-72.58	-23.51	-3.26	-4.56	17.24	17.22	295.49
BLMT	BSB Bancorp, Inc. of MA*	12.34	9,173	113.2	13.37	9.76	12.68	-2.68	23.40	17.08	-0.09	-0.01	14.39	14.39	78.35
BKMU	Bank Mutual Corp of WI*	3.52	46,326	163.1	4.55	2.42	3.44	2.33	-11.56	10.69	-1.03	-1.14	5.80	5.79	56.34
BFIN	BankFinancial Corp. of IL*	6.94	21,073	146.2	8.89	5.25	7.17	-3.21	-15.57	25.72	-2.16	-2.17	9.59	9.42	73.51
BFED	Beacon Federal Bancorp of NY*	13.75	6,199	85.2	14.50	12.67	13.60	1.10	3.38	-0.87	0.88	1.24	18.38	18.38	165.31
BNCL	Beneficial Mut MHC of PA(43.3)	8.63	80,218	311.2	9.29	7.12	8.72	-1.03	2.74	3.23	0.20	0.20	7.89	6.36	57.30
BHLB	Berkshire Hills Bancorp of MA*	22.36	21,192	473.9	24.49	17.11	22.14	0.99	3.95	0.77	0.97	1.72	26.28	15.80	190.13
BOFI	Bofi Holding, Inc. Of CA*	18.48	11,430	211.2	19.00	11.46	18.61	-0.70	20.94	13.72	2.23	1.60	15.64	15.64	199.30
BYFC	Broadway Financial Corp. of CA*	1.35	1,745	2.4	2.42	1.20	1.37	-1.46	-42.55	-13.46	-6.06	-6.04	3.55	3.55	236.90
BRKL	Brookline Bancorp, Inc. of MA*	8.95	70,041	626.9	9.78	7.12	8.96	-0.11	3.95	6.04	0.40	0.45	8.53	6.18	69.63
CITZ	CFS Bancorp, Inc of Munster IN*	5.38	10,699	57.6	6.29	4.11	5.46	-1.47	-2.54	24.83	-0.98	-1.09	9.66	9.66	109.41
CMSB	CMS Bancorp Inc of W Plains NY*	7.00	1,863	13.0	9.90	6.86	7.20	-2.78	-28.57	-14.00	-0.08	-0.30	11.75	11.75	132.67
CBNJ	Cape Bancorp, Inc. of NJ*	8.19	13,314	109.0	10.40	6.44	8.23	-0.49	-19.86	4.33	0.10	0.24	11.09	9.37	79.54
CFFN	Capitol Federal Fin Inc. of KS*	11.69	165,299	1,932.3	12.16	10.28	11.72	-0.26	-0.51	1.30	0.23	0.39	11.73	11.73	57.17
CARV	Carver Bancorp, Inc. of NY*	4.28	3,697	15.8	18.30	1.10	4.95	-13.54	-49.94	-48.37	-5.68	-5.65	4.20	4.20	181.43
CEBK	Central Bncrp of Somerville MA*	30.50	1,691	51.6	30.95	16.02	30.50	0.00	71.83	78.89	0.62	-0.29	20.60	19.28	308.31
CFBK	Central Federal Corp. of OH*	1.50	821	1.2	5.45	1.36	1.58	-5.06	-71.15	-51.61	-5.95	-6.47	2.54	2.45	294.08
CHFN	Charter Fin Corp MHC GA (38.4)	8.79	18,239	100.7	10.95	7.60	8.75	0.46	-18.00	-5.08	0.19	0.24	7.52	7.20	58.71
CHEV	Cheviot Financial Corp. of OH*	8.51	7,597	64.7	11.09	8.01	8.55	-0.47	-21.49	-1.96	0.49	0.38	13.94	12.46	84.17
CBNK	Chicopee Bancorp, Inc. of MA*	14.50	5,553	80.5	14.96	11.71	14.64	-0.96	0.69	2.84	0.26	0.24	16.16	16.16	108.96
CZWI	Citizens Comm Bncorp Inc of WI*	6.15	5,133	31.6	6.77	4.51	6.05	1.65	18.04	19.88	0.00	0.02	10.36	10.29	103.02
CSBC	Citizens South Bnkg Corp of NC*	6.30	11,506	72.5	6.44	2.90	6.14	2.61	39.07	80.00	-0.16	0.09	6.04	5.93	93.33
CSBK	Clifton Svg Bp MHC of NJ(35.8)	10.07	26,138	96.7	11.38	8.88	9.95	1.21	-4.91	8.51	0.32	0.31	7.09	7.09	42.74
COBK	Colonial Financial Serv. of NJ*	13.23	3,901	51.6	13.40	10.54	12.92	2.40	3.85	6.18	0.70	0.64	18.34	18.34	163.79
CFFC	Community Fin. Corp. of VA*	3.90	4,362	17.0	4.11	2.26	3.56	9.55	4.56	18.90	0.41	0.23	8.62	8.62	116.81
DCOM	Dime Community Bancshars of NY*	13.34	35,170	469.2	15.17	9.61	13.50	-1.19	-1.26	5.87	1.32	1.34	10.47	8.89	114.27
ESBF	ESB Financial Corp. of PA*	12.63	14,641	184.9	14.71	9.85	12.84	-1.64	13.48	-10.23	1.08	1.05	12.76	9.88	135.19
ESSA	ESSA Bancorp, Inc. of PA*	10.41	11,875	123.6	12.65	9.34	10.42	-0.10	-8.44	-0.57	0.39	0.36	13.64	13.50	93.83
EBMT	Eagle Bancorp Montanta of MT*	10.20	3,879	39.6	10.98	9.48	10.10	0.99	-6.42	3.55	0.53	0.24	13.78	13.78	85.63
FFCO	FedFirst Financial Corp of PA*	14.25	2,912	41.5	16.50	12.66	14.05	1.42	-4.23	4.01	0.36	0.29	20.05	19.64	117.82
FSBI	Fidelity Bancorp, Inc. of PA*	11.39	3,065	34.9	12.11	8.00	11.00	3.55	41.14	13.33	0.42	0.43	14.76	13.90	217.23
FBSI	First Bancshares, Inc. of MO*	6.00	1,551	9.3	9.49	4.80	5.30	13.21	0.50	18.81	-2.25	-2.27	10.69	10.66	127.07
FCAP	First Capital, Inc. of IN*	21.00	2,786	58.5	21.95	16.65	20.57	2.09	23.89	13.33	1.44	1.25	18.30	16.36	158.43
FCLF	First Clover Leaf Fin Cp of IL*	6.00	7,687	46.1	7.15	5.74	6.00	0.00	-14.29	-1.64	0.25	0.14	10.13	8.55	72.38
FBNK	First Connecticut Bncorp of CT*	13.02	17,880	232.8	14.21	10.24	13.04	-0.15	30.20	0.08	-0.23	0.00	13.99	13.99	93.80
FDEF	First Defiance Fin. Corp of OH*	15.98	9,728	155.5	17.76	12.60	15.97	0.06	10.21	9.53	1.54	1.02	25.15	18.23	220.22
FFNM	First Fed of N. Michigan of MI*	3.46	2,884	10.0	4.29	2.52	3.51	-1.42	-2.54	20.98	0.41	0.32	8.71	8.62	74.94
FFBH	First Fed. Bancshares of AR(8)*	7.65	19,303	147.7	10.33	4.30	8.24	-7.16	-23.50	77.08	-0.99	-1.01	3.57	3.56	30.00
FFNW	First Fin NW, Inc of Renton WA*	7.57	18,501	140.1	8.15	4.06	7.85	-3.57	34.70	28.31	0.19	0.12	9.87	9.87	56.07
BANC	First PacTrust Bancorp of CA*	11.10	11,610	128.9	16.73	10.00	10.72	3.54	-28.11	8.29	-0.34	-0.38	13.10	13.10	93.29
FSFG	First Savings Fin. Grp. of IN*	18.00	2,286	41.1	19.04	14.79	17.61	2.21	10.91	6.38	1.59	1.57	27.05	23.57	238.95
FFIC	Flushing Fin. Corp. of NY*	13.07	30,920	404.1	14.48	10.00	13.04	0.23	0.08	3.48	1.12	1.12	13.68	13.13	140.94
FXCB	Fox Chase Bancorp, Inc. of PA*	12.85	12,754	163.9	13.99	11.85	13.10	-1.91	-3.75	1.74	0.37	0.33	14.55	14.55	79.04
FRNK	Franklin Financial Corp. of VA*	15.07	14,303	215.5	15.39	10.69	15.08	-0.07	25.79	27.28	0.14	0.32	18.38	18.38	76.90
GCBC	Green Co Bcrp MHC of NY (44.4)	18.09	4,167	32.8	19.50	16.65	17.56	3.02	2.78	6.35	1.41	1.41	12.42	12.42	138.87
HFFC	HF Financial Corp. of SD*	12.16	7,039	85.6	12.99	7.76	12.14	0.16	12.07	12.91	0.19	0.33	13.72	13.10	169.93
HMNF	HMN Financial, Inc. of MN*	3.28	4,424	14.5	3.50	1.50	3.26	0.61	20.15	69.07	-2.49	-2.71	7.81	7.81	159.68
HBNK	Hampden Bancorp, Inc. of MA*	13.00	6,086	79.1	13.49	10.77	13.39	-2.91	-2.99	10.17	0.35	0.30	14.37	14.37	100.41
HARL	Harleysville Svgs Fin Cp of PA*	17.99	3,728	67.1	19.48	11.57	17.99	0.00	19.30	25.45	1.52	1.71	15.56	15.56	225.93
HBOS	Heritage Fin Group, Inc of GA*	12.35	8,669	107.1	12.59	10.01	12.06	2.40	4.22	4.66	0.41	0.51	14.43	13.89	124.06

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/	Outst-	Capital-			Last	Last	52 Wks	MostRcnt	Trailing 12 Mo.	12 Mo. Core	Book Value/	Book Value/	Assets/
	Financial Institution	Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	YrEnd(2)	EPS(3)	EPS(3)	Share	Share(4)	Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
	NASDAQ Listed OTC Companies (continued)														
HIFS	Hingham Inst. for Sav. of MA*	58.20	2,126	123.7	59.44	45.75	56.75	2.56	11.92	21.76	5.84	5.84	39.94	39.94	541.15
HBCP	Home Bancorp Inc. Lafayette LA*	16.69	7,762	129.5	17.70	13.66	17.03	-2.00	15.98	7.68	0.82	0.93	17.74	17.42	126.20
HFBL	Home Federal Bancorp Inc of LA*	14.60	2,969	43.3	22.00	12.76	14.76	-1.08	12.31	2.89	0.86	0.30	16.97	16.97	89.69
HMST	HomeStreet, Inc. of WA*	34.52	7,064	243.8	35.55	22.66	33.45	3.20	-21.55	-21.55	-1.24	-1.24	47.87	47.87	681.25
HFBC	HopFed Bancorp, Inc. of KY*	7.05	7,494	52.8	9.05	4.98	7.50	-6.00	-10.08	9.30	0.59	0.34	13.45	13.39	140.68
HCBK	Hudson City Bancorp, Inc of NJ*	6.33	528,133	3,343.1	9.16	5.09	6.08	4.11	-29.82	1.28	-0.20	0.71	8.74	8.45	83.57
IROQ	IF Bancorp, Inc. of IL*	12.31	4,811	59.2	13.49	10.70	12.50	-1.52	23.10	9.71	0.22	0.13	17.66	17.66	101.87
ISBC	Investors Bcrp MHC of NJ(42.5)	15.07	111,908	754.2	15.63	12.02	14.88	1.28	3.36	11.80	0.71	0.70	8.90	8.50	100.64
JXSB	Jacksonville Bancorp Inc of IL*	17.34	1,921	33.3	17.98	12.50	16.85	2.91	36.00	26.11	1.80	1.51	21.81	20.39	165.16
JFBI	Jefferson Bancshares Inc of TN*	1.94	6,632	12.9	3.59	1.84	1.94	0.00	-44.73	-16.02	-0.77	-0.70	7.85	7.60	80.52
KFFB	KY Fst Fed Bp MHC of KY (38.9)	8.62	7,736	26.9	9.26	6.08	8.45	2.01	2.50	-6.10	0.24	0.24	7.66	5.79	28.67
KFFG	Kaiser Federal Fin Group of CA*	14.00	9,173	128.4	14.70	11.00	13.88	0.86	15.04	9.20	0.89	0.89	17.02	16.59	103.02
KRNY	Kearny Fin Cp MHC of NJ (25.0)	9.32	66,972	167.0	10.16	7.99	9.24	0.87	0.65	-1.89	0.12	0.10	7.26	5.63	43.45
LSBI	LSB Fin. Corp. of Lafayette IN*	17.70	1,556	27.5	20.90	11.31	17.70	0.00	14.49	31.11	0.60	0.01	23.64	23.64	238.79
LPSB	LaPorte Bancrp MHC of IN(45.0)	9.26	4,572	19.1	9.75	7.50	8.98	3.12	-3.54	15.75	0.74	0.53	12.38	10.44	102.65
LSBK	Lake Shore Bnp MHC of NY(38.8)	10.00	5,929	24.5	10.85	8.29	10.00	0.00	-6.98	4.71	0.63	0.68	10.85	10.85	83.34
LABC	Louisiana Bancorp, Inc. of LA*	16.10	3,239	52.1	16.66	14.75	16.20	-0.62	5.23	1.58	0.64	0.52	17.98	17.98	98.59
MSBF	MSB Fin Corp MHC of NJ (40.3)	5.41	5,087	11.6	6.84	4.23	5.75	-5.91	-1.64	23.23	0.14	0.14	8.01	8.01	68.87
MGYR	Magyar Bancorp MHC of NJ(44.7)	4.15	5,807	10.7	7.00	2.29	4.39	-5.47	-27.70	68.70	0.00	-0.09	7.69	7.69	89.60
MLVF	Malvern Fed Bncp MHC PA(44.5)	8.00	6,103	21.8	9.00	5.51	8.43	-5.10	5.26	35.59	0.13	0.06	10.14	10.14	106.77
MFLR	Mayflower Bancorp, Inc. of MA*	10.50	2,063	21.7	10.90	6.50	10.81	-2.87	21.25	34.44	0.59	0.38	10.61	10.61	121.94
EBSB	Meridian Fn Serv MHC MA (40.8)	13.13	22,145	124.1	13.95	10.68	13.09	0.31	-1.35	5.46	0.49	0.26	10.14	9.52	91.84
CASH	Meta Financial Group of IA*	20.50	3,202	65.6	25.99	13.40	20.50	0.00	52.99	23.12	4.45	2.96	27.28	26.71	498.94
NASB	NASB Fin, Inc. of Grandview MO*	16.15	7,868	127.1	19.00	9.25	15.32	5.42	40.19	50.79	2.11	-0.61	19.89	19.59	151.53
NECB	NE Comm Bncrp MHC of NY (43.2)	5.78	12,645	34.4	7.29	5.19	5.64	2.48	-9.97	3.03	0.14	0.14	8.48	8.34	40.06
NHTB	NH Thrift Bancshares of NH*	12.57	5,835	73.3	13.79	9.78	12.30	2.20	-4.27	11.24	1.18	0.64	15.20	10.02	187.55
NVSL	Naugatuck Valley Fin Crp of CT*	7.65	7,002	53.6	8.50	6.73	7.62	0.39	-4.85	12.67	0.16	0.00	11.66	11.66	81.71
NFSB	Newport Bancorp, Inc. of RI*	13.50	3,506	47.3	14.60	12.00	13.95	-3.23	-4.05	7.40	0.44	0.44	14.89	14.89	133.35
NFBK	Northfield Bcp MHC of NY(41.8)	13.54	40,071	258.4	16.49	11.68	13.86	-2.31	-1.17	-4.38	0.42	0.48	9.55	9.15	59.32
NWBI	Northwest Bancshares Inc of PA*	11.74	97,593	1,145.7	13.36	10.74	11.78	-0.34	-3.77	-5.63	0.64	0.64	11.91	10.13	82.68
OBAF	OBA Financial Serv. Inc of MD*	15.05	4,177	62.9	15.25	13.50	15.10	-0.33	1.07	4.95	0.07	0.07	18.15	18.15	93.80
OSHC	Ocean Shore Holding Co. of NJ*	11.97	7,212	86.3	12.55	9.80	11.99	-0.17	-3.62	16.67	0.72	0.82	14.64	13.80	139.03
OCFC	OceanFirst Fin. Corp of NJ*	14.35	18,594	266.8	15.00	10.78	14.40	-0.35	7.65	9.79	1.14	1.04	11.86	11.86	121.61
OFED	Oconee Fed Fn Cp MHC SC (35.0)	12.00	6,348	26.7	12.62	10.90	12.00	0.00	-2.04	0.00	0.59	0.58	12.94	12.94	59.37
OABC	OmniAmerican Bancorp Inc of TX*	19.77	11,194	221.3	20.71	13.01	20.06	-1.45	33.04	25.92	0.38	0.27	17.92	17.92	122.04
ONFC	Oneida Financial Corp. of NY*	9.91	6,913	68.5	11.05	8.30	9.96	-0.50	14.30	4.32	0.93	0.84	12.86	9.26	101.22
ORIT	Oritani Financial Corp of NJ*	13.95	45,452	634.1	15.13	11.57	13.92	0.22	12.50	9.24	0.67	0.69	11.24	11.24	58.23
PSBH	PSB Hldgs Inc MHC of CT (42.9)	4.45	6,529	12.5	5.59	4.04	4.46	-0.22	-19.96	-1.11	0.12	0.43	7.33	6.23	69.18
PVFC	PVF Capital Corp. of Solon OH*	1.81	25,507	46.2	2.39	1.25	2.00	-9.50	-6.22	23.13	-0.19	-0.53	2.74	2.74	31.62
PBHC	Pathfinder BC MHC of NY (36.3)	9.00	2,618	8.1	10.25	8.01	9.00	0.00	-5.26	1.01	0.72	0.50	9.47	8.00	178.81
PEOP	Peoples Fed Bancshrs Inc of MA*	16.05	6,965	111.8	16.75	12.50	16.39	-2.07	15.30	12.63	0.39	0.38	16.28	16.28	80.10
PBCT	Peoples United Financial of CT*	11.93	353,350	4,215.5	13.96	10.50	11.65	2.40	-10.23	-7.16	0.58	0.62	14.66	8.52	78.70
PBSK	Poage Bankshares, Inc. of KY*	12.07	3,372	40.7	12.95	10.76	11.84	1.94	20.70	10.53	0.53	0.41	17.72	17.72	94.60
PROV	Provident Fin. Holdings of CA*	10.82	11,014	119.2	11.56	6.90	10.81	0.09	38.19	16.09	1.00	-0.67	13.04	13.03	119.84
PBNY	Provident NY Bncrp, Inc. of NY*	7.93	37,899	300.5	9.23	5.47	8.15	-2.70	-11.30	19.43	0.34	0.22	11.60	7.25	84.72
PBIP	Prudential Bncp MHC PA (25.4)	5.32	9,951	16.1	6.29	4.80	5.59	-4.83	-14.05	2.70	0.26	0.28	5.86	5.86	50.23
PULB	Pulaski Fin Cp of St. Louis MO*	7.28	10,756	78.3	8.07	6.15	7.31	-0.41	1.11	3.12	0.58	0.23	8.45	8.08	122.47
RIVR	River Valley Bancorp of IN*	16.22	1,514	24.6	17.13	13.34	15.70	3.31	1.31	4.65	0.79	0.36	18.58	18.53	267.09
RVSB	Riverview Bancorp, Inc. of WA*	1.40	22,472	31.5	3.18	1.27	1.42	-1.41	-54.10	-40.93	-1.41	-1.41	3.36	2.22	38.09
RCKB	Rockville Fin New, Inc. of CT*	11.13	28,840	321.0	11.99	8.89	11.44	-2.71	16.79	7.43	0.42	0.43	11.36	11.32	64.33
ROMA	Roma Fin Corp MHC of NJ (25.5)	8.05	30,321	67.0	11.22	7.80	8.13	-0.98	-24.27	-18.19	0.22	0.20	7.17	7.11	62.52
SIFI	SI Financial Group, Inc. of CT*	11.27	10,576	119.2	11.75	8.76	11.38	-0.97	8.68	14.42	0.25	0.13	12.44	12.11	92.10
SPBC	SP Bancorp, Inc. of Plano, TX*	12.75	1,717	21.9	12.75	9.91	12.38	2.99	6.43	23.91	0.58	-0.21	19.19	19.19	159.10
SVBI	Severn Bancorp, Inc. of MD*	2.69	10,067	27.1	4.25	2.09	3.39	-20.65	-36.71	9.35	-0.05	-0.11	7.80	7.77	89.45
STND	Standard Financial Corp. of PA*	16.75	3,413	57.2	16.75	13.49	16.52	1.39	9.05	9.48	0.94	0.91	23.12	20.38	131.64
SIBC	State Investors Bancorp of LA*	12.32	2,910	35.9	12.65	10.10	12.15	1.40	23.20	12.82	0.36	0.59	16.63	16.63	85.37
THRD	TF Fin. Corp. of Newtown PA*	25.20	2,834	71.4	26.50	18.54	24.50	2.86	15.44	10.92	1.58	1.29	27.71	26.18	244.68
TFSL	TFS Fin Corp MHC of OH (26.4)	9.62	308,916	781.1	10.28	7.56	9.46	1.69	-3.32	7.37	0.08	0.08	5.83	5.79	36.54
TBNK	Territorial Bancorp, Inc of HI*	21.44	11,007	236.0	22.01	18.62	21.09	1.66	10.29	8.56	1.16	1.16	19.44	19.42	139.69
TSBK	Timberland Bancorp, Inc. of WA*	4.85	7,045	34.2	6.29	3.25	4.80	1.04	-17.52	22.78	-0.05	-0.18	10.20	9.35	105.42
TRST	TrustCo Bank Corp NY of NY*	5.27	93,549	493.0	5.93	3.93	5.26	0.19	-7.38	-6.06	0.37	0.36	3.68	3.68	46.76
UCBA	United Comm Bncp MHC IN (40.7)	5.77	7,835	18.4	7.14	5.29	5.55	3.96	-12.18	4.34	0.31	0.19	7.07	6.63	64.28
UCFC	United Community Fin. of OH*	2.05	32,876	67.4	2.54	0.87	1.97	4.06	62.70	61.42	0.03	-0.17	5.78	5.77	62.11
UBNK	United Financial Bncrp of MA*	15.23	15,598	237.6	17.02	13.49	15.83	-3.79	-0.65	-5.34	0.74	0.73	14.57	14.02	106.44
WSB	WSB Holdings, Inc. of Bowie MD*	2.85	7,995	22.8	4.60	2.08	2.99	-4.68	1.79	22.32	0.16	0.00	6.78	6.78	47.09

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
Financial Institution		Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
WSFS	WSFS Financial Corp. of DE*	37.68	8,705	328.0	44.51	29.90	37.00	1.84	-7.15	4.78	2.54	2.06	39.51	35.59	497.09
WVFC	WVS Financial Corp. of PA*	7.72	2,058	15.9	10.51	6.63	7.93	-2.65	-14.32	-14.70	0.78	0.82	14.57	14.57	149.03
WAFD	Washington Federal, Inc. of WA*	16.75	106,868	1,790.0	18.42	12.15	16.96	-1.24	7.58	19.73	1.04	0.99	17.84	15.45	125.77
WSBF	Waterstone Fin MHC of WI(26.2)	3.99	31,250	32.7	4.56	1.72	3.97	0.50	42.50	111.11	-0.12	-1.10	5.40	5.38	54.36
WAYN	Wayne Savings Bancshares of OH*	8.44	3,004	25.4	9.48	7.11	8.50	-0.71	0.48	8.76	0.49	0.46	13.18	12.55	136.11
WEBK	Wellesley Bancorp, Inc. of MA*	14.50	2,407	34.9	15.20	11.45	14.25	1.75	45.00	45.00	0.27	0.27	17.92	17.92	130.53
WFD	Westfield Fin. Inc. of MA*	7.15	26,602	190.2	8.71	6.29	7.08	0.99	-12.80	-2.85	0.21	0.21	8.64	8.63	47.47
WBKC	Wolverine Bancorp, Inc. of MI*	16.00	2,504	40.1	16.29	12.11	15.75	1.59	9.22	13.48	0.48	0.28	26.05	26.05	116.52

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(109)	12.16	11.53	0.20	1.32	3.56	0.09	0.17	3.54	46.96	1.55	18.84	79.31	9.78	85.86	19.53	0.21	1.67	25.22
NYSE Traded Companies(5)	10.11	7.35	0.46	3.44	1.92	-0.08	-2.83	3.48	34.25	1.45	14.84	76.58	8.32	113.27	15.94	0.42	3.32	43.05
NASDAQ Listed OTC Companies(104)	12.24	11.69	0.19	1.24	3.63	0.10	0.29	3.54	47.49	1.55	19.02	79.42	9.84	84.79	19.73	0.20	1.61	24.70
California Companies(5)	10.16	10.09	0.02	-2.86	6.15	-0.33	-6.38	5.83	31.17	1.96	11.61	81.23	8.87	81.67	13.64	0.19	2.15	15.82
Mid-Atlantic Companies(32)	11.82	10.85	0.42	4.73	5.07	0.43	4.83	3.31	38.84	1.40	17.82	85.27	9.95	96.01	18.25	0.29	2.33	33.07
Mid-West Companies(28)	10.73	10.33	-0.04	-1.53	2.55	-0.32	-4.53	4.13	36.00	1.92	15.54	67.08	7.37	70.34	19.43	0.20	1.63	22.01
New England Companies(19)	13.71	12.72	0.43	3.51	3.48	0.42	3.27	1.63	69.61	1.08	23.03	95.66	12.69	106.97	22.08	0.27	1.83	28.88
North-West Companies(6)	11.41	10.54	-0.66	-7.07	-3.63	-0.72	-7.57	9.11	18.58	2.19	27.97	63.72	7.63	70.42	16.92	0.05	0.32	15.38
South-East Companies(14)	14.32	14.23	0.22	0.25	3.67	0.14	-0.45	3.42	77.25	1.56	22.46	70.18	10.70	70.82	23.40	0.06	0.48	12.45
South-West Companies(2)	13.37	13.37	0.35	2.58	3.24	0.05	0.20	2.88	22.99	1.00	21.98	88.38	12.11	88.38	NM	0.00	0.00	0.00
Western Companies (Excl CA)(2)	15.00	15.00	0.73	4.92	5.30	0.56	3.86	0.97	30.99	0.55	18.86	92.15	13.63	92.21	18.48	0.37	2.45	46.32
Thrift Strategy(103)	12.24	11.65	0.20	1.27	3.67	0.11	0.33	3.46	47.47	1.52	19.00	79.30	9.84	85.49	19.56	0.21	1.67	25.45
Mortgage Banker Strategy(2)	10.88	10.87	0.82	7.93	9.24	-0.55	-5.31	4.06	46.39	2.35	10.82	82.98	9.03	83.04	NM	0.16	1.48	16.00
Real Estate Strategy(1)	8.67	8.67	-0.61	-6.83	-10.50	-1.71	-19.06	5.70	36.79	2.92	NM	66.06	5.72	66.06	NM	0.00	0.00	0.00
Diversified Strategy(2)	13.29	9.48	0.65	4.84	5.80	0.63	4.43	2.23	44.74	1.45	17.70	88.37	11.37	122.95	18.77	0.56	3.32	18.90
Companies Issuing Dividends(68)	12.25	11.35	0.43	3.44	4.69	0.34	2.69	2.71	53.60	1.36	17.97	86.93	10.58	96.55	19.30	0.34	2.67	38.39
Companies Without Dividends(41)	12.01	11.82	-0.18	-2.41	1.32	-0.33	-4.27	4.89	36.13	1.85	22.10	66.55	8.45	67.94	20.61	0.00	0.00	0.00
Equity/Assets <6%(7)	3.48	3.45	-1.44	-19.91	21.71	-1.62	-23.48	9.15	27.79	3.39	4.61	54.80	1.72	55.43	6.93	0.09	0.92	11.69
Equity/Assets 6-12%(50)	9.16	8.73	0.15	1.87	2.82	0.01	0.39	3.74	36.37	1.56	15.26	78.37	7.06	83.30	17.45	0.21	1.57	26.30
Equity/Assets >12%(52)	15.99	15.10	0.44	2.86	3.86	0.36	2.24	2.68	58.59	1.33	22.41	83.02	13.28	91.78	22.42	0.23	1.85	24.66
Actively Traded Companies(3)	9.42	8.73	0.72	7.92	6.09	0.61	6.72	1.87	50.05	1.20	13.04	129.22	11.32	137.44	13.44	0.51	1.43	26.72
Market Value Below $20 Million(11)	6.47	6.43	-0.99	-13.30	7.83	-1.09	-14.84	6.85	29.70	2.52	9.28	48.36	2.89	48.69	12.39	0.02	0.46	6.84
Holding Company Structure(100)	12.09	11.40	0.18	1.01	3.53	0.07	-0.15	3.54	46.99	1.56	18.97	78.88	9.75	86.02	19.50	0.22	1.77	26.46
Assets Over $1 Billion(51)	12.08	11.10	0.39	3.73	3.71	0.29	2.56	3.17	45.02	1.46	17.55	88.33	10.72	99.37	19.86	0.31	2.44	31.99
Assets $500 Million-$1 Billion(29)	11.22	10.72	-0.09	-0.60	3.21	-0.20	-1.81	4.59	33.94	1.70	18.32	71.70	8.26	75.68	17.35	0.11	0.90	22.42
Assets $250-$500 Million(24)	13.91	13.72	0.30	1.17	3.45	0.14	0.06	3.16	70.12	1.51	21.39	73.90	10.40	75.33	21.46	0.17	1.32	19.17
Assets less than $250 Million(5)	9.85	9.82	-0.53	-11.09	4.54	-0.57	-12.10	3.13	36.11	1.74	21.33	57.71	5.91	58.26	15.85	0.00	0.00	0.00
Goodwill Companies(67)	11.43	10.38	0.24	1.37	4.17	0.12	0.08	3.28	42.86	1.53	17.35	78.18	9.07	88.96	19.30	0.27	2.16	33.98
Non-Goodwill Companies(41)	13.45	13.45	0.15	1.24	2.79	0.05	0.31	3.77	54.42	1.55	21.68	81.28	11.02	81.28	20.18	0.13	0.94	13.55
Acquirors of FSLIC Cases(1)	14.18	12.52	0.83	5.98	6.21	0.79	5.70	0.00	0.00	1.77	16.11	93.89	13.32	108.41	16.92	0.32	1.91	30.77

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39
NASDAQ Listed OTC Companies(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39
Mid-Atlantic Companies(14)	12.38	11.83	0.48	4.07	3.64	0.46	3.87	3.65	39.79	1.34	24.65	106.81	13.27	113.75	23.17	0.18	1.72	23.99
Mid-West Companies(5)	15.13	13.62	0.41	2.61	2.79	-0.02	-1.70	4.60	27.71	1.44	22.35	101.57	16.35	112.98	27.92	0.20	2.80	10.81
New England Companies(2)	10.82	9.79	0.36	3.31	3.21	0.45	4.33	2.99	22.59	1.10	31.94	95.10	10.36	104.67	10.35	0.08	1.80	0.00
South-East Companies(2)	17.30	17.06	0.66	3.57	3.54	0.70	3.86	0.91	23.89	1.43	20.34	104.81	17.59	107.41	28.66	0.30	2.80	67.80
Thrift Strategy(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39
Companies Issuing Dividends(16)	14.09	13.19	0.54	4.02	4.06	0.53	3.99	3.18	35.19	1.29	25.38	100.70	14.39	109.11	24.69	0.26	2.95	42.89
Companies Without Dividends(7)	11.40	10.90	0.31	2.80	1.92	0.01	-0.25	4.56	31.85	1.48	22.83	113.12	13.32	119.42	20.26	0.00	0.00	0.00
Equity/Assets <6%(1)	5.30	4.51	0.44	5.27	8.00	0.30	3.66	1.35	66.69	1.35	12.50	95.04	5.03	112.50	18.00	0.12	1.33	16.67
Equity/Assets 6-12%(11)	10.29	10.00	0.36	3.62	3.01	0.19	1.83	4.84	30.40	1.43	26.53	96.74	9.86	99.81	22.12	0.17	2.07	12.41
Equity/Assets >12%(11)	16.97	15.71	0.57	3.53	3.39	0.57	3.48	2.54	34.32	1.27	24.72	113.08	19.08	124.66	26.59	0.20	2.10	31.83
Holding Company Structure(21)	13.19	12.34	0.45	3.56	3.35	0.35	2.51	3.73	34.70	1.40	24.70	103.34	13.78	111.85	23.78	0.19	2.14	25.73
Assets Over $1 Billion(10)	13.32	12.54	0.41	3.11	2.10	0.21	1.12	3.82	39.02	1.50	29.66	128.84	17.37	138.21	29.71	0.12	1.26	11.43
Assets $500 Million-$1 Billion(5)	11.84	11.66	0.41	3.86	3.44	0.34	3.14	5.33	30.82	1.70	15.72	85.66	9.71	86.97	21.60	0.28	3.01	49.65
Assets $250-$500 Million(7)	12.29	11.73	0.54	4.32	5.34	0.57	4.57	2.59	34.48	1.01	22.49	81.97	10.16	87.98	19.84	0.18	2.14	30.11
Assets less than $250 Million(1)	26.72	21.61	0.81	3.16	2.78	0.81	3.16	2.35	15.69	0.45	35.92	112.53	30.07	148.88	35.92	0.40	4.64	0.00
Goodwill Companies(15)	13.56	12.38	0.42	3.27	3.14	0.29	1.90	3.66	36.01	1.51	25.94	109.28	14.94	121.19	24.81	0.16	2.08	13.63
Non-Goodwill Companies(8)	12.72	12.72	0.55	4.36	3.91	0.54	4.20	3.74	30.46	1.04	23.27	95.47	12.42	95.47	23.06	0.23	2.01	40.47
MHC Institutions(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY*	7.42	6.41	0.29	3.95	5.64	0.27	3.72	2.78	31.48	1.12	17.75	70.16	5.21	82.12	18.85	0.16	1.77	31.37
BBX	BankAtlantic Bancorp Inc of FL(8)*	0.19	-0.18	-1.38	NM	NM	-0.86	NM	11.42	1.63	1.57	NM	NM	2.13	NM	NM	0.00	0.00	NM
FBC	Flagstar Bancorp, Inc. of MI*	6.61	6.54	-0.41	-4.81	-13.16	-2.39	-28.37	7.52	26.63	2.52	NM	46.63	3.08	47.20	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	12.97	7.63	1.13	8.51	8.58	0.98	7.34	1.02	38.83	0.55	11.65	98.83	12.81	178.12	13.51	1.00	7.87	NM
PFS	Provident Fin. Serv. Inc of NJ*	13.42	8.81	0.83	6.10	6.62	0.81	5.97	2.59	40.07	1.59	15.12	90.71	12.18	145.64	15.44	0.52	3.62	54.74
NASDAQ Listed OTC Companies																			
ASBB	ASB Bancorp, Inc. of NC*	14.48	14.48	0.11	0.98	1.16	-0.12	-1.04	3.67	36.15	2.50	NM	67.04	9.71	67.04	NM	0.00	0.00	0.00
ALLB	Alliance Bancorp, Inc. of PA*	17.12	17.12	0.21	1.17	1.52	0.21	1.17	4.38	19.44	1.35	NM	78.47	13.44	78.47	NM	0.20	1.68	NM
ANCB	Anchor Bancorp of Aberdeen, WA*	11.14	11.14	-1.24	-10.70	-22.25	-1.29	-11.15	NA	NA	1.92	NM	50.38	5.61	50.38	NM	0.00	0.00	NM
AFCB	Athens Bancshares, Inc. of TN*	17.24	17.14	0.68	3.87	4.87	0.29	1.64	3.41	43.12	1.91	20.55	78.95	13.61	79.49	NM	0.20	1.33	27.40
ACFC	Atlantic Coast Fin. Corp of GA*	5.83	5.83	-1.08	-17.06	NM	-1.51	-23.86	8.53	20.40	2.42	NM	12.65	0.74	12.66	NM	0.00	0.00	NM
BLMT	BSB Bancorp, Inc. of MA*	18.37	18.37	-0.13	-0.92	-0.73	-0.01	-0.10	0.65	110.50	0.92	NM	85.75	15.75	85.75	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI*	10.29	10.28	-1.88	-17.05	-29.26	-2.09	-18.87	4.46	25.05	1.86	NM	60.69	6.25	60.79	NM	0.04	1.14	NM
BFIN	BankFinancial Corp. of IL*	13.05	12.84	-2.80	-19.78	NM	-2.82	-19.87	7.24	28.20	2.61	NM	72.37	9.44	73.67	NM	0.04	0.58	NM
BFED	Beacon Federal Bancorp of NY*	11.12	11.12	0.52	4.83	6.40	0.74	6.81	4.00	33.70	1.81	15.63	74.81	8.32	74.81	11.09	0.28	2.04	31.82
BNCL	Beneficial Mut MHC of PA(43.3)	13.77	11.40	0.34	2.57	2.32	0.34	2.57	2.67	44.95	2.16	NM	109.38	15.06	135.69	NM	0.00	0.00	0.00
BHLB	Berkshire Hills Bancorp of MA*	13.82	8.79	0.56	4.12	4.34	1.00	7.31	0.94	86.33	1.07	23.05	85.08	11.76	141.52	13.00	0.68	3.04	70.10
BOFI	Bofi Holding, Inc. Of CA*	7.85	7.85	1.24	14.94	12.07	0.89	10.72	1.11	33.13	0.49	8.29	118.16	9.27	118.16	11.55	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	1.50	1.50	-2.43	-40.03	NM	-2.42	-39.89	16.79	23.04	4.53	NM	38.03	0.57	38.03	NM	0.04	2.96	NM
BRKL	Brookline Bancorp, Inc. of MA*	12.25	9.19	0.80	5.35	4.47	0.90	6.02	0.81	87.13	0.87	22.38	104.92	12.85	144.82	19.89	0.34	3.80	NM
CITZ	CFS Bancorp, Inc of Munster IN*	8.83	8.83	-0.91	-9.51	-18.22	-1.01	-10.57	6.31	15.93	1.66	NM	55.69	4.92	55.69	NM	0.04	0.74	NM
CMSB	CMS Bancorp Inc of W Plains NY*	8.86	8.86	-0.06	-0.68	-1.14	-0.22	-2.54	2.45	24.60	0.83	NM	59.57	5.28	59.57	NM	0.00	0.00	NM
CBNJ	Cape Bancorp, Inc. of NJ*	13.94	12.04	0.12	0.92	1.22	0.30	2.20	3.99	29.27	1.69	NM	73.85	10.30	87.41	34.13	0.00	0.00	0.00
CFFN	Capitol Federal Fin Inc. of KS*	20.52	20.52	0.40	2.17	1.97	0.68	3.67	0.87	19.15	0.24	NM	99.66	20.45	99.66	29.97	0.30	2.57	NM
CARV	Carver Bancorp, Inc. of NY*	2.31	2.31	-3.02	NM	NM	-3.00	NM	14.07	21.63	4.25	NM	101.90	2.36	101.90	NM	0.00	0.00	NM
CEBK	Central Bncrp of Somerville MA*	6.68	6.28	0.21	2.26	2.03	-0.10	-1.05	2.82	27.76	0.95	NM	148.06	9.89	158.20	NM	0.20	0.66	32.26
CFBK	Central Federal Corp. of OH*	0.86	0.83	-1.84	-42.84	NM	-2.00	-46.58	6.01	38.86	3.84	NM	59.06	0.51	61.22	NM	0.00	0.00	NM
CHFN	Charter Fin Corp MHC GA (38.4)	12.81	12.33	0.33	2.52	2.16	0.41	3.18	NA	NA	2.53	NM	116.89	14.97	122.08	36.63	0.20	2.28	NM
CHEV	Cheviot Financial Corp. of OH*	16.56	15.07	0.61	4.75	5.76	0.47	3.68	3.46	6.79	0.39	17.37	61.05	10.11	68.30	22.39	0.32	3.76	65.31
CBNK	Chicopee Bancorp, Inc. of MA*	14.83	14.83	0.24	1.59	1.79	0.22	1.47	1.36	54.44	0.98	NM	89.73	13.31	89.73	NM	0.00	0.00	0.00
CZWI	Citizens Comm Bncorp Inc of WI*	10.06	10.00	0.00	0.00	0.00	0.02	0.19	1.92	55.78	1.33	NM	59.36	5.97	59.77	NM	0.00	0.00	NM
CSBC	Citizens South Bnkg Corp of NC*	6.47	6.36	-0.17	-1.98	-2.54	0.10	1.12	3.62	29.81	1.58	NM	104.30	6.75	106.24	NM	0.04	0.63	NM
CSBK	Clifton Svg Bp MHC of NJ(35.8)	16.59	16.59	0.74	4.60	3.18	0.72	4.46	NA	NA	0.48	31.47	142.03	23.56	142.03	32.48	0.24	2.38	NM
COBK	Colonial Financial Serv. of NJ*	11.20	11.20	0.45	3.82	5.29	0.41	3.49	4.40	10.19	0.96	18.90	72.14	8.08	72.14	20.67	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA*	7.38	7.38	0.34	3.58	10.51	0.19	2.01	7.87	24.15	1.97	9.51	45.24	3.34	45.24	16.96	0.00	0.00	0.00
DCOM	Dime Community Bancshare of NY*	9.16	7.89	1.14	13.12	9.90	1.16	13.32	1.86	27.04	0.57	10.11	127.41	11.67	150.06	9.96	0.56	4.20	42.42
ESBF	ESB Financial Corp. of PA*	9.44	7.47	0.80	8.84	8.55	0.78	8.59	1.00	33.50	0.99	11.69	98.98	9.34	127.83	12.03	0.40	3.17	37.04
ESSA	ESSA Bancorp, Inc. of PA*	14.54	14.41	0.42	2.85	3.75	0.39	2.63	2.20	33.08	1.08	26.69	76.32	11.09	77.11	28.92	0.20	1.92	51.28
EBMT	Eagle Bancorp Montana of MT*	16.09	16.09	0.62	3.87	5.20	0.28	1.75	1.62	31.65	0.89	19.25	74.02	11.91	74.02	NM	0.29	2.84	54.72
FFCO	FedFirst Financial Corp of PA*	17.02	16.73	0.31	1.77	2.53	0.25	1.43	1.33	67.81	1.25	39.58	71.07	12.09	72.56	NM	0.16	1.12	44.44
FSBI	Fidelity Bancorp, Inc. of PA*	6.79	6.42	0.19	2.53	3.69	0.20	2.59	4.27	16.84	1.12	27.12	77.17	5.24	81.94	26.49	0.08	0.70	19.05
FBSI	First Bancshares, Inc. of MO*	8.41	8.39	-1.72	-19.60	NM	-1.74	-19.77	1.46	66.03	1.96	NM	56.13	4.72	56.29	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN*	11.55	10.45	0.91	8.00	6.86	0.79	6.94	1.97	48.51	1.52	14.58	114.75	13.26	128.36	16.80	0.76	3.62	52.78
FCLF	First Clover Leaf Fin Cp of IL*	14.00	12.08	0.34	2.46	4.17	0.19	1.38	NA	NA	1.40	24.00	59.23	8.29	70.18	NM	0.24	4.00	NM
FBNK	First Connecticut Bncorp of CT*	14.91	14.91	-0.25	-1.84	-1.77	0.00	0.00	2.28	46.45	1.32	NM	93.07	13.88	93.07	NM	0.12	0.92	NM
FDEF	First Defiance Fin. Corp of OH*	11.42	8.55	0.72	5.48	9.64	0.48	3.63	2.45	54.84	1.94	10.38	63.54	7.26	87.66	15.67	0.20	1.25	12.99
FFNM	First Fed of N. Michigan of MI*	11.62	11.52	0.54	4.85	11.85	0.42	3.79	3.75	18.64	1.18	8.44	39.72	4.62	40.14	10.81	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR(8)*	11.90	11.87	-3.21	-31.33	-12.94	-3.28	-31.96	10.34	30.94	5.23	NM	214.29	25.50	214.89	NM	0.20	2.61	NM
FFNW	First Fin NW, Inc of Renton WA*	17.60	17.60	0.32	1.95	2.51	0.20	1.23	11.03	12.97	2.13	39.84	76.70	13.50	76.70	NM	0.00	0.00	0.00
BANC	First PacTrust Bancorp of CA*	14.04	14.04	-0.42	-2.31	-3.06	-0.47	-2.58	4.39	23.50	1.33	NM	84.73	11.90	84.73	NM	0.48	4.32	NM
FSFG	First Savings Fin. Grp. of IN*	11.32	10.01	0.68	5.24	8.83	0.67	5.17	2.17	41.50	1.37	11.32	66.54	7.53	76.37	11.46	0.00	0.00	0.00
FFIC	Flushing Fin. Corp. of NY*	9.71	9.35	0.80	8.41	8.57	0.80	8.41	3.20	21.96	0.95	11.67	95.54	9.27	99.54	11.67	0.52	3.98	46.43
FXCB	Fox Chase Bancorp, Inc. of PA*	18.41	18.41	0.45	2.39	2.88	0.40	2.13	3.37	33.22	1.72	34.73	88.32	16.26	88.32	38.94	0.16	1.25	43.24
FRNK	Franklin Financial Corp. of VA*	23.90	23.90	0.18	0.87	0.93	0.41	1.98	4.78	22.73	2.38	NM	81.99	19.60	81.99	NM	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (44.4)	8.94	8.94	1.05	11.91	7.79	1.05	11.91	1.36	74.03	1.88	12.83	145.65	13.03	145.65	12.83	0.70	3.87	49.65
HFFC	HF Financial Corp. of SD*	8.07	7.74	0.11	1.40	1.56	0.19	2.44	2.17	40.58	1.46	NM	88.63	7.16	92.82	36.85	0.45	3.70	NM
HMNF	HMN Financial, Inc. of MN*	4.89	4.89	-1.38	-17.27	NM	-1.50	-18.79	8.34	36.37	3.81	NM	42.00	2.05	42.00	NM	0.00	0.00	NM
HBNK	Hampden Bancorp, Inc. of MA*	14.31	14.31	0.37	2.35	2.69	0.32	2.02	2.61	32.51	1.27	37.14	90.47	12.95	90.47	NM	0.16	1.23	45.71
HARL	Harleysville Svgs Fin Cp of PA*	6.89	6.89	0.67	9.95	8.45	0.75	11.20	1.05	43.06	0.74	11.84	115.62	7.96	115.62	10.52	0.80	4.45	52.63
HBOS	Heritage Fin Group, Inc of GA*	11.63	11.24	0.34	2.88	3.32	0.43	3.59	1.60	44.42	1.34	30.12	85.59	9.95	88.91	24.22	0.16	1.30	39.02
HIFS	Hingham Inst. for Sav. of MA*	7.38	7.38	1.14	15.52	10.03	1.14	15.52	0.92	72.33	0.87	9.97	145.72	10.75	145.72	9.97	1.00	1.72	17.12

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

Financial Institution		Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
HBCP	Home Bancorp Inc. Lafayette LA*	14.06	13.84	0.73	4.74	4.91	0.83	5.38	1.94	30.63	0.85	20.35	94.08	13.23	95.81	17.95	0.00	0.00	0.00
HFBL	Home Federal Bancorp Inc of LA*	18.92	18.92	1.05	4.97	5.89	0.37	1.74	0.08	549.75	0.80	16.98	86.03	16.28	86.03	NM	0.24	1.64	27.91
HMST	HomeStreet, Inc. of WA*	7.03	7.03	-0.18	NM	-3.59	-0.18	NM	10.60	14.03	2.17	NM	72.11	5.07	72.11	NM	0.00	0.00	NM
HFBC	HopFed Bancorp, Inc. of KY*	9.56	9.52	0.42	3.86	8.37	0.24	2.22	1.81	55.64	1.89	11.95	52.42	5.01	52.65	20.74	0.08	1.13	13.56
HCBK	Hudson City Bancorp, Inc of NJ*	10.46	10.15	-0.22	-2.22	-3.16	0.77	7.89	2.64	24.13	0.97	NM	72.43	7.57	74.91	8.92	0.32	5.06	NM
IROQ	IF Bancorp, Inc. of IL*	17.34	17.34	0.22	1.61	1.79	0.13	0.95	1.45	46.72	1.31	NM	69.71	12.08	69.71	NM	0.00	0.00	0.00
ISBC	Investors Bcrp MHC of NJ(42.5)	8.84	8.48	0.76	8.32	4.71	0.75	8.21	1.45	75.51	1.35	21.23	169.33	14.97	177.29	21.53	0.00	0.00	0.00
JXSB	Jacksonville Bancorp Inc of IL*	13.21	12.45	1.12	8.68	10.38	0.94	7.28	1.44	72.79	1.95	9.63	79.50	10.50	85.04	11.48	0.30	1.73	16.67
JFBI	Jefferson Bancshares Inc of TN*	9.75	9.47	-0.93	-9.42	NM	-0.84	-8.57	5.51	23.14	1.95	NM	24.71	2.41	25.53	NM	0.00	0.00	NM
KFFB	KY Fst Fed Bp MHC of KY (38.9)	26.72	21.61	0.81	3.16	2.78	0.81	3.16	2.35	15.69	0.45	35.92	112.53	30.07	148.88	35.92	0.40	4.64	NM
KFFG	Kaiser Federal Fin Group of CA*	16.52	16.17	0.90	5.18	6.36	0.90	5.18	2.82	29.78	1.11	15.73	82.26	13.59	84.39	15.73	0.28	2.00	31.46
KRNY	Kearny Fin Cp MHC of NJ (25.0)	16.71	13.46	0.28	1.65	1.29	0.23	1.38	NA	NA	0.72	NM	128.37	21.45	165.54	NM	0.20	2.15	NM
LSBI	LSB Fin. Corp. of Lafayette IN*	9.90	9.90	0.26	2.57	3.39	0.00	0.04	NA	NA	1.76	29.50	74.87	7.41	74.87	NM	0.00	0.00	0.00
LPSB	LaPorte Bancrp MHC of IN(45.0)	12.06	10.37	0.72	6.24	7.99	0.52	4.47	1.55	54.53	1.31	12.51	74.80	9.02	88.70	17.47	0.16	1.73	21.62
LSBK	Lake Shore Bnp MHC of NY(38.8)	13.02	13.02	0.76	6.08	6.30	0,82	6.56	0.62	43.05	0.49	15.87	92.17	12.00	92.17	14.71	0.28	2.80	44.44
LABC	Louisiana Bancorp, Inc. of LA*	18.24	18.24	0.65	3.55	3.98	0.53	2.88	0.60	90.95	0.85	25.16	89.54	16.33	89.54	30.96	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (40.3)	11.63	11.63	0.20	1.75	2.59	0.20	1.75	7.72	10.71	1.17	38.64	67.54	7.86	67.54	38.64	0.12	2.22	NM
MGYR	Magyar Bancorp MHC of NJ(44.7)	8.58	8.58	0.00	0.00	0.00	-0.10	-1.18	8.81	8.30	1.04	NM	53.97	4.63	53.97	NM	0.00	0.00	NM
MLVF	Malvern Fed Bncp MHC PA(44.5)	9.50	9.50	0.12	1.30	1.63	0.05	0.60	3.80	32.59	1.70	NM	78.90	7.49	78.90	NM	0.12	1.50	NM
MFLR	Mayflower Bancorp, Inc. of MA*	8.70	8.70	0.49	5.62	5.62	0.31	3.62	NA	NA	0.90	17.80	98.96	8.61	98.96	27.63	0.24	2.29	40.68
EBSB	Meridian Fn Serv MHC MA (40.8)	11.04	10.44	0.55	4.93	3.73	0.29	2.62	2.98	23.29	0.99	26.80	129.49	14.30	137.92	NM	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	5.47	5.36	1.10	17.62	21.71	0.73	11.72	1.13	26.46	1.46	4.61	75.15	4.11	76.75	6.93	0.52	2.54	11.69
NASB	NASB Fin, Inc. of Grandview MO*	13.13	12.95	1.34	11.11	13.07	-0.39	-3.21	10.23	30.18	3.68	7.65	81.20	10.66	82.44	NM	0.90	5.57	42.65
NECB	NE Comm Bncrp MHC of NY (43.2)	21.17	20.89	0.38	1.65	2.42	0.38	1.65	6.61	21.15	1.97	NM	68.16	14.43	69.30	NM	0.12	2.08	NM
NHTB	NH Thrift Bancshares of NH*	8.10	5.49	0.66	6.69	9.39	0.36	3.63	1.58	52.05	1.20	10.65	82.70	6.70	125.45	19.64	0.52	4.14	44.07
NVSL	Naugatuck Valley Fin Crp of CT*	14.27	14.27	0.19	1.47	2.09	0.00	0.00	4.81	26.21	1.57	NM	65.61	9.36	65.61	NM	0.12	1.57	NM
NFSB	Newport Bancorp, Inc. of RI*	11.17	11.17	0.34	3.01	3.26	0.34	3.01	0.76	103.40	1.03	30.68	90.66	10.12	90.66	30.68	0.00	0.00	0.00
NFBK	Northfield Bcp MHC of NY(41.8)	16.10	15.53	0.72	4.29	3.10	0.83	4.90	2.81	40.06	2.60	32.24	141.78	22.83	147.98	28.21	0.24	1.77	57.14
NWBI	Northwest Bancshares Inc of PA*	14.40	12.52	0.78	5.21	5.45	0.78	5.21	2.38	37.91	1.30	18.34	98.57	14.20	115.89	18.34	0.48	4.09	NM
OBAF	OBA Financial Serv. Inc of MD*	19.35	19.35	0.08	0.37	0.47	0.08	0.37	2.99	22.76	0.94	NM	82.92	16.04	82.92	NM	0.00	0.00	0.00
OSHC	Ocean Shore Holding Co. of NJ*	10.53	9.99	0.55	5.01	6.02	0.62	5.71	NA	NA	0.54	16.63	81.76	8.61	86.74	14.60	0.24	2.01	33.33
OCFC	OceanFirst Fin. Corp of NJ*	9.75	9.75	0.93	9.88	7.94	0.85	9.01	2.62	30.76	1.16	12.59	120.99	11.80	120.99	13.80	0.48	3.34	42.11
OFED	Oconee Fed Fn Cp MHC SC (35.0)	21.80	21.80	1.00	4.63	4.92	0.98	4.55	0.91	23.89	0.32	20.34	92.74	20.21	92.74	20.69	0.40	3.33	67.80
OABC	OmniAmerican Bancorp Inc of TX*	14.68	14.68	0.32	2.12	1.92	0.23	1.51	2.36	23.94	1.07	NM	110.32	16.20	110.32	NM	0.00	0.00	0.00
ONFC	Oneida Financial Corp. of NY*	12.70	9.48	0.95	7.25	9.38	0.86	6.55	0.79	55.32	1.04	10.66	77.06	9.79	107.02	11.80	0.48	4.84	51.61
ORIT	Oritani Financial Corp of NJ*	19.30	19.30	1.17	5.37	4.80	1.20	5.53	0.89	124.25	1.56	20.82	124.11	23.96	124.11	20.22	0.60	4.30	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	10.60	9.15	0.17	1.69	2.70	0.60	6.04	3.00	21.88	1.20	37.08	60.71	6.43	71.43	10.35	0.16	3.60	NM
PVFC	PVF Capital Corp. of Solon OH*	8.67	8.67	-0.61	-6.83	-10.50	-1.71	-19.06	5.70	36.79	2.92	NM	66.06	5.72	66.06	NM	0.00	0.00	NM
PBHC	Pathfinder BC MHC of NY (36.3)	5.30	4.51	0.44	5.27	8.00	0.30	3.66	1.35	66.69	1.35	12.50	95.04	5.03	112.50	18.00	0.12	1.33	16.67
PEOP	Peoples Fed Bancshrs Inc of MA*	20.32	20.32	0.50	2.35	2.43	0.48	2.29	1.61	39.35	0.84	NM	98.59	20.04	98.59	NM	0.00	0.00	0.00
PBCT	Peoples United Financial of CT*	18.63	11.74	0.77	3.93	4.86	0.82	4.21	2.36	27.88	0.89	20.57	81.38	15.16	140.02	19.24	0.64	5.36	NM
PBSK	Poage Bankshares, Inc. of KY*	18.73	18.73	0.57	3.44	4.39	0.44	2.66	0.85	56.61	0.86	22.77	68.12	12.76	68.12	29.44	0.16	1.33	30.19
PROV	Provident Fin. Holdings of CA*	10.88	10.87	0.82	7.93	9.24	-0.55	-5.31	4.06	46.39	2.35	10.82	82.98	9.03	83.04	NM	0.16	1.48	16.00
PBNY	Provident NY Bncrp, Inc. of NY*	13.69	9.02	0.42	2.99	4.29	0.27	1.93	2.05	42.28	1.54	23.32	68.36	9.36	109.38	36.05	0.24	3.03	70.59
PBIP	Prudential Bncp MHC PA (25.4)	11.67	11.67	0.52	4.57	4.89	0.56	4.92	2.96	20.62	1.26	20.46	90.78	10.59	90.78	19.00	0.00	0.00	0.00
PULB	Pulaski Fin Cp of St. Louis MO*	6.90	6.62	0.47	5.17	7.97	0.19	2.05	5.03	27.56	1.56	12.55	86.15	5.94	90.10	31.65	0.38	5.22	65.52
RIVR	River Valley Bancorp of IN*	6.96	6.94	0.30	3.64	4.87	0.14	1.66	4.42	17.78	1.25	20.53	87.30	6.07	87.53	NM	0.84	5.18	NM
RVSB	Riverview Bancorp, Inc. of WA*	8.82	6.01	-3.65	-32.19	NM	-3.65	-32.19	7.26	25.44	2.91	NM	41.67	3.68	63.06	NM	0.00	0.00	NM
RCKB	Rockville Fin New, Inc. of CT*	17.66	17.61	0.67	3.64	3.77	0.69	3.73	0.89	102.61	1.09	26.50	97.98	17.30	98.32	25.88	0.36	3.23	NM
ROMA	Roma Fin Corp MHC of NJ (25.5)	11.47	11.38	0.35	3.07	2.73	0.32	2.79	NA	NA	0.64	36.59	112.27	12.88	113.22	NM	0.32	3.98	NM
SIFI	SI Financial Group, Inc. of CT*	13.51	13.20	0.28	2.03	2.22	0.14	1.06	1.68	32.85	0.84	NM	90.59	12.24	93.06	NM	0.12	1.06	48.00
SPBC	SP Bancorp, Inc. of Plano, TX*	12.06	12.06	0.37	3.04	4.55	-0.14	-1.10	3.39	22.03	0.93	21.98	66.44	8.01	66.44	NM	0.00	0.00	0.00
SVBI	Severn Bancorp, Inc. of MD*	8.72	8.69	-0.05	-0.48	-1.86	-0.12	-1.05	12.47	22.97	3.65	NM	34.49	3.01	34.62	NM	0.00	0.00	NM
STND	Standard Financial Corp. of PA*	17.56	15.81	0.73	4.12	5.61	0.71	3.99	1.15	82.30	1.44	17.82	72.45	12.72	82.19	18.41	0.18	1.07	19.15
SIBC	State Investors Bancorp of LA*	19.48	19.48	0.42	2.80	2.92	0.69	4.58	1.97	32.41	0.90	34.22	74.08	14.43	74.08	20.88	0.00	0.00	0.00
THRD	TF Fin. Corp. of Newtown PA*	11.32	10.77	0.65	5.84	6.27	0.53	4.77	NA	NA	1.40	15.95	90.94	10.30	96.26	19.53	0.20	0.79	12.66
TFSL	TFS Fin Corp MHC of OH (26.4)	15.96	15.86	0.22	1.39	0.83	0.22	1.39	2.80	31.25	0.99	NM	165.01	26.33	166.15	NM	0.00	0.00	0.00
TBNK	Territorial Bancorp, Inc of HI*	13.92	13.90	0.84	5.96	5.41	0.84	5.96	0.32	30.33	0.21	18.48	110.29	15.35	110.40	18.48	0.44	2.05	37.93
TSBK	Timberland Bancorp, Inc. of WA*	9.68	8.94	-0.05	-0.40	-1.03	-0.17	-1.46	7.54	21.89	2.24	NM	47.55	4.60	51.87	NM	0.00	0.00	NM
TRST	TrustCo Bank Corp NY of NY*	7.87	7.87	0.83	11.18	7.02	0.81	10.88	1.25	88.47	1.92	14.24	143.21	11.27	143.21	14.64	0.26	4.93	70.27
UCBA	United Comm Bncp MHC IN (40.7)	11.00	10.39	0.51	4.45	5.37	0.31	2.73	6.08	18.02	1.90	18.61	81.61	8.98	87.03	30.37	0.44	7.63	NM
UCFC	United Community Fin. of OH*	9.31	9.29	0.05	0.53	1.46	-0.27	-3.03	8.55	19.77	2.51	NM	35.47	3.30	35.53	NM	0.00	0.00	0.00
UBNK	United Financial Bncrp of MA*	13.69	13.24	0.71	5.09	4.86	0.70	5.02	0.67	102.75	0.99	20.58	104.53	14.31	108.63	20.86	0.36	2.36	48.65
WSB	WSB Holdings, Inc. of Bowie MD*	14.40	14.40	0.33	2.39	5.61	0.00	0.00	9.39	16.94	1.82	17.81	42.04	6.05	42.04	NM	0.00	0.00	0.00
WSFS	WSFS Financial Corp. of DE*	7.95	7.22	0.53	5.75	6.74	0.43	4.66	2.09	61.60	2.00	14.83	95.37	7.58	105.87	18.29	0.48	1.27	18.90
WVFC	WVS Financial Corp. of PA*	9.78	9.78	0.64	5.51	10.10	0.67	5.79	0.60	29.79	0.99	9.90	52.99	5.18	52.99	9.41	0.16	2.07	20.51

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
WAFD Washington Federal, Inc. of WA*	14.18	12.52	0.83	5.98	6.21	0.79	5.70	NA	NA	1.77	16.11	93.89	13.32	108.41	16.92	0.32	1.91	30.77
WSBF Waterstone Fin MHC of WI(26.2)	9.93	9.90	-0.22	-2.21	-3.01	-1.99	-20.26	10.22	19.04	2.56	NM	73.89	7.34	74.16	NM	0.00	0.00	NM
WAYN Wayne Savings Bancshares of OH*	9.68	9.26	0.36	3.73	5.81	0.34	3.51	3.01	31.25	1.94	17.22	64.04	6.20	67.25	18.35	0.24	2.84	48.98
WEBK Wellesley Bancorp, Inc. of MA*	13.73	13.73	0.21	1.97	1.86	0.21	1.97	2.35	47.72	1.48	NM	80.92	11.11	80.92	NM	0.00	0.00	0.00
WFD Westfield Fin. Inc. of MA*	18.20	18.18	0.45	2.47	2.94	0.45	2.47	0.30	200.64	1.40	34.05	82.75	15.06	82.85	34.05	0.24	3.36	NM
WBKC Wolverine Bancorp, Inc. of MI*	22.36	22.36	0.40	1.86	3.00	0.23	1.09	4.46	48.14	2.50	33.33	61.42	13.73	61.42	NM	0.00	0.00	0.00

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
2000:	Quarter 1	10921.9	1498.6	4572.8	545.6	421.24
	Quarter 2	10447.9	1454.6	3966.1	567.8	387.37
	Quarter 3	10650.9	1436.5	3672.8	718.3	464.64
	Quarter 4	10786.9	1320.3	2470.5	874.3	479.44
2001:	Quarter 1	9878.8	1160.3	1840.3	885.2	459.24
	Quarter 2	10502.4	1224.4	2160.5	964.5	493.70
	Quarter 3	8847.6	1040.9	1498.8	953.9	436.60
	Quarter 4	10021.5	1148.1	1950.4	918.2	473.67
2002:	Quarter 1	10403.9	1147.4	1845.4	1006.7	498.30
	Quarter 2	9243.3	989.8	1463.2	1121.4	468.91
	Quarter 3	7591.9	815.3	1172.1	984.3	396.80
	Quarter 4	8341.6	879.8	1335.5	1073.2	419.10
2003:	Quarter 1	7992.1	848.2	1341.2	1096.2	401.00
	Quarter 2	8985.4	974.5	1622.8	1266.6	476.07
	Quarter 3	9275.1	996.0	1786.9	1330.9	490.90
	Quarter 4	10453.9	1112.0	2003.4	1482.3	548.60
2004:	Quarter 1	10357.7	1126.2	1994.2	1585.3	562.20
	Quarter 2	10435.5	1140.8	2047.8	1437.8	546.62
	Quarter 3	10080.3	1114.6	1896.8	1495.1	556.00
	Quarter 4	10783.0	1211.9	2175.4	1605.6	595.10
2005:	Quarter 1	10503.8	1180.6	1999.2	1516.6	551.00
	Quarter 2	10275.0	1191.3	2057.0	1577.1	563.27
	Quarter 3	10568.7	1228.8	2151.7	1527.2	546.30
	Quarter 4	10717.5	1248.3	2205.3	1616.4	582.80
2006:	Quarter 1	11109.3	1294.8	2339.8	1661.1	595.50
	Quarter 2	11150.2	1270.2	2172.1	1717.9	601.14
	Quarter 3	11679.1	1335.9	2258.4	1727.1	634.00
	Quarter 4	12463.2	1418.3	2415.3	1829.3	658.60
2007:	Quarter 1	12354.4	1420.9	2421.6	1703.6	634.40
	Quarter 2	13408.6	1503.4	2603.2	1645.9	622.63
	Quarter 3	13895.6	1526.8	2701.5	1523.3	595.80
	Quarter 4	13264.8	1468.4	2652.3	1058.0	492.85
2008:	Quarter 1	12262.9	1322.7	2279.1	1001.5	442.5
	Quarter 2	11350.0	1280.0	2293.0	822.6	332.2
	Quarter 3	10850.7	1166.4	2082.3	760.1	414.8
	Quarter 4	8776.4	903.3	1577.0	653.9	268.3
2009:	Quarter 1	7608.9	797.9	1528.6	542.8	170.1
	Quarter 2	8447.0	919.3	1835.0	538.8	227.6
	Quarter 3	9712.3	1057.1	2122.4	561.4	282.9
	Quarter 4	10428.1	1115.1	2269.2	587.0	260.8
2010:	Quarter 1	10856.6	1169.4	2398.0	626.3	301.1
	Quarter 2	9744.0	1030.7	2109.2	564.5	257.2
	Quarter 3	9744.0	1030.7	2109.2	564.5	257.2
	Quarter 4	11577.5	1257.6	2652.9	592.2	290.1
2011:	Quarter 1	12319.7	1325.8	2781.1	578.1	293.1
	Quarter 2	12414.3	1320.6	2773.5	540.8	266.8
	Quarter 3	10913.4	1131.4	2415.4	443.2	198.9
	Quarter 4	12217.6	1257.6	2605.2	481.4	221.3
2012:	Quarter 1	13212.0	1408.5	3091.6	529.3	284.9
	As of May 25, 2012	12454.8	1317.8	2837.5	505.5	244.7

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3
Hamilton Bancorp, Inc.
Historical Thrift Stock Indices

Index Values

	Index Values				Price Appreciation (%)		
	Apr 30, 12	Mar 30, 12	Dec 30, 11	Apr 29, 11	1 Month	YTD	LTM
All Pub. Traded Thrifts	523.3	529.3	481.4	575.9	-1.13	8.71	-9.14
MHC Index	2,871.5	2,832.0	2,658.7	3,015.8	1.39	8.00	-4.78
Stock Exchange Indexes							
NYSE Thrifts	99.3	101.5	89.1	123.9	-2.21	11.48	-19.85
OTC Thrifts	1,433.9	1,446.1	1,327.9	1,511.7	-0.84	7.98	-5.15
Geographic Indexes							
Mid-Atlantic Thrifts	2,146.9	2,190.1	1,977.7	2,465.2	-1.97	8.56	-12.91
Midwestern Thrifts	1,586.3	1,573.4	1,405.3	1,718.2	0.82	12.88	-7.68
New England Thrifts	1,593.9	1,662.9	1,589.1	1,686.0	-4.15	0.31	-5.46
Southeastern Thrifts	212.5	194.4	183.5	232.3	9.27	15.76	-8.52
Southwestern Thrifts	450.3	441.1	383.4	374.1	2.09	17.45	20.38
Western Thrifts	58.8	56.4	47.9	54.5	4.41	22.84	8.03
Asset Size Indexes							
Less than $250M	786.5	798.3	755.2	746.0	-1.47	4.15	5.44
$250M to $500M	2,858.1	2,836.4	2,647.7	2,835.1	0.77	7.95	0.81
$500M to $1B	1,266.1	1,233.9	1,095.0	1,284.0	2.61	15.63	-1.39
$1B to $5B	1,571.8	1,577.0	1,437.5	1,558.9	-0.33	9.34	0.83
Over $5B	239.0	243.6	221.3	277.3	-1.87	8.03	-13.80
Pink Indexes							
Pink Thrifts	153.3	151.4	138.5	150.4	1.22	10.63	1.94
Less than $75M	384.3	379.9	372.4	413.7	1.16	3.21	-7.10
Over $75M	154.6	152.7	139.5	151.3	1.22	10.80	2.15
Comparative Indexes							
Dow Jones Industrials	13,213.6	13,212.0	12,217.6	12,810.5	0.01	8.15	3.15
S&P 500	1,397.9	1,408.5	1,257.6	1,363.6	-0.75	11.16	2.52

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrial stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Exhibit IV-4
Maryland Thrift Acquisitions 2007-Present

						Target Financials at Announcement							Deal Terms and Pricing at Announcement						
Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	TE/A (%)	LTM ROAA (%)	LTM ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
12/3/2008	2/27/2009	Capital One Financial Corp.	VA	Chevy Chase Bank F.S.B.	MD	15,499,467	5.69	5.12	0.02	0.35	4.80	26.25	520.0	NA	58.9	66.0	NM	NA	3.35
3/6/2007	1/21/2008	Affinity Financial Corp. Inc.	CA	American Partners Bank FSB	MD	140,167	6.39	4.78	-3.96	-40.69	1.01	48.31	NA	NA	NA	NA	NA	NA	NA
1/25/2007	6/20/2007	Bradford Bank MHC	MD	Senator Bank	MD	19,092	7.78	7.78	-0.10	-1.33	0.00	NA	NA	NA	NA	NA	NA	NA	NA
				Averages:		5,219,575	6.62	5.89	-1.35	-13.89	1.94	37.28	520.0	NA	58.92	65.97	NA	NA	3.35
				Medians:		140,167	6.39	5.12	-0.10	-1.33	1.01	37.28	520.0	NA	58.92	65.97	NA	NA	3.35

Source: SNL Financial, LC.

Exhibit IV-5
Hamilton Bancorp, Inc.
Director and Senior Management Summary Resumes

Directors

William E. Ballard. Mr. Ballard is a partner and project manager of EFI Group, LLC, which provides a wide range of engineering and manufacturing consulting services to address industry profitability challenges. Services include strategic planning and expansion project implementation. He is responsible for maintaining EFI Group's Project Management and Lean Manufacturing standards, assigning the right resources to projects and ensuring EFI Group's clients have an exceptional experience overall. Prior to joining EFI Group in 2001, Mr. Ballard led capital project evaluation, capital expansion and manufacturing improvement-planning activities for a major chemical company, and also held line positions in both manufacturing and maintenance. He is a Mechanical Engineering professional and earned his MBA in Finance from the University of Baltimore. Bill is a member of the Region Manufacturing Institute, a group that promotes the growth of manufacturing throughout Maryland. Mr. Ballard's management experience and knowledge of the local business community provides the board valuable insights regarding business development in our market area.

Carol L. Coughlin. Ms. Coughlin is the Chief Executive Officer of Bottom Line Growth Strategies, Inc., an executive financial advisory company she formed in 2006 to help organizations and entrepreneurs realize increased growth and profitability. In her role as a CFO advisor with Bottom Line Growth Strategies, Ms. Coughlin has experience with corporate turnarounds, development of financial infrastructure, negotiation of sales and mergers, development of financial and management reporting, annual planning, budget and strategy development processes. She has consulted on board and committee governance and developed a financial literacy training program for an insurance company with $1 billion in revenues. Prior to establishing Bottom Line Growth Strategies, Ms. Coughlin served as the chief financial officer of four fast growing, healthcare and insurance companies, including three turnarounds and the sale of three of the companies (two of the three were sold to publicly held companies; Ms. Coughlin led her team through the Sarbanes-Oxley process). During her time as chief financial officer, Ms. Coughlin worked with the insurance regulators and directed her team through financial audits. She served as officer of these companies and worked with their respective Boards and Audit Committees. She also serves on the board of directors of Junior Achievement and Network 2000, sits on a number of advisory boards and is active in community and civic organizations. She is a magna cum laude graduate from Loyola College in Baltimore with a Masters in Business Administration, and also holds a BS in Business/Accounting from Towson University. She is a Certified Public Accountant (active status, Maryland) and a Certified Exit Planning Advisor. Ms. Coughlin's extensive financial and management experience, knowledge of the local business community and her community and civic involvement make her an invaluable addition to the Bank's Board of Directors.

Robert A. DeAlmeida. Mr. DeAlmeida has served as President and Chief Executive Officer of Hamilton Bank since 2005. Mr. DeAlmeida joined Hamilton Bank in 1990 as the Bank's Chief Financial Officer, and was appointed Vice President and Treasurer that same year. Mr. DeAlmeida is vice chairman of the Maryland Bankers Association, and is on the board of directors of Healthy Neighborhoods, a program of the Baltimore Community Foundation which helps fund housing for first time home buyers in Baltimore City. He is also on a special committee to advise the president of the Maryland Chamber of Commerce, and is a past director of both Harbel Housing Services and Neighborhood Housing Services of Baltimore. Mr. DeAlmeida earned his bachelor's degree in accounting from Loyola College of Maryland and his master's degree in economics from the University of Baltimore. Mr. DeAlmeida's 22 years of experience with Hamilton Bank and extensive knowledge of the local business and banking community make him a valuable asset to the Board of Directors.

Russell K. Frome. Mr. Frome has served as Chairman of the Board of Hamilton Bank since 2008. Prior to his retirement in 2000, Mr. Frome served as Maintenance Engineer at Millennium Chemicals in Baltimore. Mr. Frome has 30 years of capital budget and management experience in the chemical industry. He also served as a U.S. Army Reserve Officer on Active Duty from 1969 to 1971. Mr. Frome received a Bachelor of Mechanical Engineering from the Georgia Institute of Technology, and has taken graduate courses in business at Georgia Southern and Loyola University Maryland. Mr. Frome's management experience and knowledge of the local business community provides the board valuable insights regarding the budget process and management of the Bank, as well as business development in our market area.

Source: Hamilton Bancorp, Inc. Preliminary Prospectus.

Exhibit IV-5 (continued)
Hamilton Bancorp, Inc.
Director and Senior Management Summary Resumes

William W. Furr. Since 2005, Mr. Furr has worked as a consultant in marketing, customer service and insurance regulatory compliance for insurance operations and small businesses. In 2004, the Maryland Insurance Commissioner appointed Mr. Furr as Deputy Receiver for Carroll County Mutual Insurance ("CCMI") with the charge to rehabilitate and save CCMI, which was founded in 1869. In August 2005, CCMI demutualized and was purchased by an investor and now operates as Westminster American Insurance Company, providing insurance products to businesses throughout the Mid-Atlantic. Prior to his work with CCMI, Mr. Furr was a manager of the Baltimore regional office of AMICA Insurance for 28 years until his retirement in 2004. He also serves on the board of directors of Westminster American Insurance Company. He received a Bachelor of Arts degree from the University of Richmond and is a Chartered Property Casualty Underwriter. He has served on multiple Property/Casualty Insurance Industry Boards, including the District of Columbia Property Insurance Facility, and The Maryland Joint Insurance Association where he is still a consultant. He has also served on the Boards of a number of local non-profit organizations including the Joseph Richey Hospice and the All Saints Sisters of the Poor convent in Catonsville. Mr. Furr's commitment to excellence, his experience as manager for an insurance company and knowledge of the local business community provides the board valuable insights regarding internal processes and also external customer service and marketing matters to support the development of business in our market area.

James F. Hershner. Mr. Hershner began his career at Hamilton Bank in June 1970. His involvement with the Bank has taken his career from a summer teller position to Executive Vice President and Director since 2005. Mr. Hershner held the position of Compliance Officer from 1990 to 2005. He is presently the Security Officer. As an Executive Officer, Mr. Hershner is involved with the underwriting and administration of residential and commercial lending. Currently he is a member of the Executive, Investment, Commercial and Residential Loan Committees. Mr. Hershner, a graduate of the Baltimore Polytechnic Institute, pursued his career with the Bank by completing numerous courses at Loyola College and the University of Baltimore. He was a student of the Institute of Financial Education, from 1972 to 1979, where he graduated with a Degree of Distinction. Mr. Hershner is a past President of the Institute of Financial Education, Maryland Chapter #89, Inc. and a past President of the Maryland Chapter of Financial Managers Society and an active member of FMS. Mr. Hershner serves on the board of the Maryland Bank Services, Inc., a subsidiary of the Maryland Bankers Association. Growing up near the community of Hamilton, his 42 years of experience with Hamilton Bank, his extensive knowledge of the Bank's operations and the local business and banking community, make him a valuable asset to the Board of Directors.

Bobbi Macdonald. Mrs. Macdonald is the Executive Director and founder of The City Neighbors Foundation, Inc. The City Neighbors Foundation strives to achieve two goals. First to provide an outstanding public education to the students who enter the three City Neighbors schools. Second, to serve as a model for urban public education that is progressive, child-centered, developmentally appropriate, arts integrated, and community engaged. The City Neighbors Foundation seeks to disseminate best practices and create forums that allow urban educators to redefine public education. Driven by a core personal vision of "nothing without joy," Mrs. Macdonald has been a dynamic leader in the movement for transforming public education in Baltimore. Mrs. Macdonald oversees the management of $7 million of public funds and works on an annual basis to raise more funds to support the mission/work of the three City Neighbors schools. Recently, Mrs. Macdonald helped to facilitate a partnership with three schools of Northeast Baltimore and the Mainstreets Program and received community grants to build the Northeast Schools Alliance. Mrs. Macdonald is an advocate for grassroots organizing for building strong communities. She received her Bachelor's Degree from the University of Illinois in Human Development and Family Ecology, and holds a Master's Degree from the University of Maryland, College Park, in Curriculum and Instruction. Mrs. Macdonald is a board member of the Maryland Charter School Network, and founding member and past Chair of the Coalition for Baltimore Charter Schools. She is also an adjunct professor at the Johns Hopkins School of Education.

Executive Officer Who Is Not Also A Director

John P. Marzullo. Mr. Marzullo has served as Vice President and Treasurer of Hamilton Bank since being hired in December 2010. Prior to joining Hamilton Bank, Mr. Marzullo worked at K Bank in Maryland, where he was Assistant Controller and Assistant Vice President. Mr. Marzullo has 15 years of experience in accounting, both as a certified public accountant and in the banking industry. Mr. Marzullo graduated with a bachelor's degree in finance in 1994 and a bachelor's degree in accounting in 1996, both from Towson University. He is a member of the Maryland Association of CPAs and the American Institute of CPAs.

Source: Hamilton Bancorp, Inc. Preliminary Prospectus.

Exhibit IV-6
Hamilton Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

	Hamilton Bank Historical at March 31, 2012		Pro Forma at March 31, 2012, Based Upon the Sale in the Offering of (1)							
			2,380,000 Shares		2,800,000 Shares		3,220,000 Shares		3,703,000 Shares (2)	
	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)
					(Dollars in thousands)					
Equity	$ 35,065	11.01%	$ 44,525	13.58%	$ 46,270	14.04%	$ 48,014	14.49%	$ 50,021	15.00%
Core capital	$ 31,506	9.91%	$ 40,966	12.51%	$ 42,711	12.98%	$ 44,456	13.44%	$ 46,462	13.96%
Core requirement (4)	12,717	4.00%	13,095	4.00%	13,165	4.00%	13,235	4.00%	13,315	4.00%
Excess	$ 18,789	5.91%	$ 27,871	8.51%	$ 29,546	8.98%	$ 31,221	9.44%	$ 33,147	9.96%
Tier 1 risk-based capital (5)	$ 31,506	19.40%	$ 40,966	24.93%	$ 42,711	25.94%	$ 44,456	26.94%	$ 46,462	28.09%
Risk-based requirement	6,496	4.00%	6,572	4.00%	6,586	4.00%	6,600	4.00%	6,616	4.00%
Excess	$ 25,010	15.40%	$ 34,394	20.93%	$ 36,125	21.94%	$ 37,856	22.94%	$ 39,846	24.09%
Total risk-based capital (5)	$ 33,552	20.66%	$ 43,011	26.18%	$ 44,757	27.18%	$ 46,502	28.18%	$ 48,508	29.33%
Risk-based requirement	12,992	8.00%	13,143	8.00%	13,171	8.00%	13,199	8.00%	13,231	8.00%
Excess	$ 20,560	12.66%	$ 29,868	18.18%	$ 31,586	19.18%	$ 33,303	20.18%	$ 35,227	21.33%
Reconciliation of capital infused into Hamilton Bank:										
Net proceeds			$ 11,364		$ 13,445		$ 15,526		$ 17,919	
Less: Common stock acquired by employee stock ownership plan			(1,904)		(2,240)		(2,576)		(2,576)	
Pro forma increase			$ 9,460		$ 11,205		$ 12,950		$ 12,950	

(1) Pro forma capital levels assume that the employee stock ownership plan purchases 8% of the shares of common stock sold in the stock offering with funds we lend. Pro forma generally accepted accounting principles ("GAAP") and regulatory capital have been reduced by the amount required to fund this plan. See "Management" for a discussion of the employee stock ownership plan.

(2) As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(3) Core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

(4) The current core capital requirement is 3% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other financial institutions.

(5) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

Source: Hamilton Bancorp, Inc. Preliminary Prospectus

EXHIBIT IV-7
Hamilton Bancorp, Inc.
Pro Forma Analysis Sheet

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Hamilton Bank
Prices as of May 25, 2012

			Subject at	Peer Group		Maryland Companies		All Public Thrifts	
Valuation Pricing Multiples		Symbol	Midpoint	Mean	Median	Mean	Median	Mean	Median
Price-earnings multiple	=	P/E	NM x	19.80x	18.36x	17.81x	17.81x	18.84x	17.75x
Price-core earnings multiple	=	P/CE	NM x	19.28x	18.41x	NM	NM	19.53x	18.35x
Price-book ratio	=	P/B	47.78%	72.98%	75.46%	53.15%	42.04%	79.31%	80.44%
Price-tangible book ratio	=	P/TB	50.30%	74.16%	78.98%	53.19%	42.04%	85.86%	82.89%
Price-assets ratio	=	P/A	8.19%	11.71%	13.08%	8.37%	6.05%	9.78%	9.79%

Valuation Parameters				% of Offering	% of Offering + Foundation
Pre-Conversion Earnings (Y)	**$131,019**	(12 Mths 3/12)	ESOP Stock as % of Offering (E)	**8.0000%**	**8.0000%**
Pre-Conversion Core Earnings	**($123,626)**	(12 Mths 3/12)	Cost of ESOP Borrowings (S)	**0.00%**	
Pre-Conversion Book Value (B)	**$35,064,753**	(3/12)	ESOP Amortization (T)	**20.00**	years
Intangibles	**$2,928,098**	(3/12)	RRP Stock as % of Offering (M)	**4.0000%**	**4.0000%**
Pre-Conv. Tang. Book Value (B)	**$32,136,655**	(3/12)	Stock Programs Vesting (N)	**5.00**	years
Pre-Conversion Assets (A)	**$318,468,357**	(3/12)	Fixed Expenses	**$868,500**	
Reinvest. Rate: (5 Yr Treas)@3/12	**1.040%**		Subscr/Dir Comm Exp (Mdpnt)	**$241,875**	1.00%
Tax rate (TAX)	**34.00%**		Total Expenses (Midpoint)	**$1,110,375**	
A-T Reinvestment Rate(R)	**0.686%**		Syndicate Expenses (Mdpnt)	**$0**	0.00%
Est. Conversion Expenses (1)(X)	**3.97%**		Syndicate Amount	**$0**	
Insider Purchases	**$1,572,500**		Percent Sold (PCT)	**100.00%**	
Price/Share	**$10.00**		MHC Assets	**$0**	
Foundation Cash Contrib. (FC)	**0.0000%**		Options as % of Offering (O1)	**10.0000%**	10.00%
Found. Stk Contrib (% of Total Shrs (F	**0.0000%**		Estimated Option Value (O2)	**33.40%**	
Foundation Tax Benefit (Z)	**$0**		Option Vesting Period (O3)	**5.00**	years
Foundation Amount (Mdpt.)	**$0**		% of Options taxable (O4)	**25.00%**	
			Payoff of FHLB Advances (PA)	**$0**	@Minimum
			Payoff of FHLB Advances (PA)	**$0**	@Mid, Max, Smax
			Weighted Average Rate of Adv.	**0.00%**	

Calculation of Pro Forma Value After Conversion

1. $$V=\frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$$ V= $28,000,000

1. $$V=\frac{P/E * (Y)}{1 - P/Core E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$$ V= $28,000,000

2. $$V=\frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$$ V= $28,000,000

2. $$V=\frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$$ V= $28,000,000

3. $$V=\frac{P/A * (A+Z+PA)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$$ V= $28,000,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Market Value of Stock Sold in Offering	Market Value of Stock Issued in Reorganization
Supermaximum	0	3,703,000	0	3,703,000	$10.00	$37,030,000	$37,030,000
Maximum	0	3,220,000	0	3,220,000	10.00	32,200,000	$32,200,000
Midpoint	0	2,800,000	0	2,800,000	10.00	28,000,000	$28,000,000
Minimum	0	2,380,000	0	2,380,000	10.00	23,800,000	$23,800,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued
Supermaximum	0.000%	100.000%	0.000%	100.000%
Maximum	0.000%	100.000%	0.000%	100.000%
Midpoint	0.000%	100.000%	0.000%	100.000%
Minimum	0.000%	100.000%	0.000%	100.000%

(1) Estimated offering expenses at midpoint of the offering.

EXHIBIT IV-8
Hamilton Bancorp, Inc.
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Hamilton Bank
At the Minimum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$23,800,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$23,800,000**
2.	Offering Proceeds of Shares Sold In Offering	$23,800,000
	Less: Estimated Offering Expenses	1,071,735
	Net Conversion Proceeds	$22,728,265
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$22,728,265
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash ESOP Stock Purchases (1)	(1,904,000)
	Less: Non-Cash MRP Stock Purchases (2)	(952,000)
	Net Conversion Proceeds Reinvested	$19,872,265
	Estimated After-Tax Reinvestment Rate	0.69%
	Earnings from Reinvestment of Proceeds	$136,403
	Less: Estimated cost of ESOP borrowings(1)	0
	Less: Amortization of ESOP borrowings(1)	(62,832)
	Less: Stock Programs Vesting (2)	(125,664)
	Less: Option Plan Vesting (3)	(145,470)
	Net Earnings Increase	($197,563)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$131,019	($197,563)	($66,544)
12 Months ended March 31, 2012 (core)	($123,626)	($197,563)	($321,189)

5. Pro Forma Net Worth	Before Conversion	Net Equity Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2012	$35,064,753	$19,872,265	$0	$54,937,018
March 31, 2012 (Tangible)	$32,136,655	$19,872,265	$0	$52,008,920

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2012	$318,468,357	$19,872,265	$0	$338,340,622

(1) ESOP stock (8% of offering) amortized over 10 years, amortization expense is tax effected at 34%.
(2) Stock programs (4% of offering) amortized over 5 years, amortization expense is tax effected at 34%.
(3) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Hamilton Bank
At the Midpoint of the Range

1.	**Market Value of Shares Sold In Offering:**	**$28,000,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$28,000,000**
2.	Offering Proceeds of Shares Sold In Offering	$28,000,000
	Less: Estimated Offering Expenses	1,110,375
	Net Conversion Proceeds	$26,889,625
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$26,889,625
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash ESOP Stock Purchases (1)	(2,240,000)
	Less: Non-Cash MRP Stock Purchases (2)	(1,120,000)
	Net Conversion Proceeds Reinvested	$23,529,625
	Estimated After-Tax Reinvestment Rate	0.69%
	Earnings from Reinvestment of Proceeds	$161,507
	Less: Estimated cost of ESOP borrowings(1)	0
	Less: Amortization of ESOP borrowings(1)	(73,920)
	Less: Stock Programs Vesting (2)	(147,840)
	Less: Option Plan Vesting (3)	(171,142)
	Net Earnings Increase	($231,394)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$131,019	($231,394)	($100,375)
12 Months ended March 31, 2012 (core)	($123,626)	($231,394)	($355,020)

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2012	$35,064,753	$23,529,625	$0	$58,594,378
March 31, 2012 (Tangible)	$32,136,655	$23,529,625	$0	$55,666,280

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2012	$318,468,357	$23,529,625	$0	$341,997,982

(1) ESOP stock (8% of offering) amortized over 10 years, amortization expense is tax effected at 34%.
(2) Stock programs (4% of offering) amortized over 5 years, amortization expense is tax effected at 34%.
(3) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Hamilton Bank
At the Maximum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$32,200,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$32,200,000**
2.	Offering Proceeds of Shares Sold In Offering	$32,200,000
	Less: Estimated Offering Expenses	1,149,015
	Net Conversion Proceeds	$31,050,985
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$31,050,985
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash ESOP Stock Purchases (1)	(2,576,000)
	Less: Non-Cash MRP Stock Purchases (2)	(1,288,000)
	Net Conversion Proceeds Reinvested	$27,186,985
	Estimated After-Tax Reinvestment Rate	0.69%
	Earnings from Reinvestment of Proceeds	$186,611
	Less: Estimated cost of ESOP borrowings(1)	0
	Less: Amortization of ESOP borrowings(1)	(85,008)
	Less: Stock Programs Vesting (2)	(170,016)
	Less: Option Plan Vesting (3)	(196,813)
	Net Earnings Increase	($265,225)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$131,019	($265,225)	($134,206)
12 Months ended March 31, 2012 (core)	($123,626)	($265,225)	($388,851)

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2012	$35,064,753	$27,186,985	$0	$62,251,738
March 31, 2012 (Tangible)	$32,136,655	$27,186,985	$0	$59,323,640

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2012	$318,468,357	$27,186,985	$0	$345,655,342

(1) ESOP stock (8% of offering) amortized over 10 years, amortization expense is tax effected at 34%.
(2) Stock programs (4% of offering) amortized over 5 years, amortization expense is tax effected at 34%.
(3) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Hamilton Bank
At the Supermaximum Value

1.	**Market Value of Shares Sold In Offering:**	**$37,030,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$37,030,000**
2.	Offering Proceeds of Shares Sold In Offering	$37,030,000
	Less: Estimated Offering Expenses	1,193,451
	Net Conversion Proceeds	$35,836,549
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$35,836,549
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash ESOP Stock Purchases (1)	(2,962,400)
	Less: Non-Cash MRP Stock Purchases (2)	(1,481,200)
	Net Conversion Proceeds Reinvested	$31,392,949
	Estimated After-Tax Reinvestment Rate	0.69%
	Earnings from Reinvestment of Proceeds	$215,481
	Less: Estimated cost of ESOP borrowings(1)	0
	Less: Amortization of ESOP borrowings(1)	(97,759)
	Less: Stock Programs Vesting (2)	(195,518)
	Less: Option Plan Vesting (3)	(226,335)
	Net Earnings Increase	($304,131)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$131,019	($304,131)	($173,112)
12 Months ended March 31, 2012 (core)	($123,626)	($304,131)	($427,757)

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2012	$35,064,753	$31,392,949	$0	$66,457,702
March 31, 2012 (Tangible)	$32,136,655	$31,392,949	$0	$63,529,604

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2012	$318,468,357	$31,392,949	$0	$349,861,306

(1) ESOP stock (8% of offering) amortized over 10 years, amortization expense is tax effected at 34%.
(2) Stock programs (4% of offering) amortized over 5 years, amortization expense is tax effected at 34%.
(3) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

EXHIBIT IV-9
Hamilton Bancorp, Inc.
Peer Group Core Earnings Analysis

Core Earnings Analysis
Comparable Institution Analysis
For the 12 Months Ended March 31, 2012

Comparable Group		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% ($000)	Less: Extraordinary Items ($000)	Estimated Core Income to Common ($000)	Shares (000)	Estimated Core EPS ($)
ALLB	Alliance Bancorp, Inc. of PA	$979	$1	$0	$0	$980	5,474	$0.18
AFCB	Athens Bancshares, Inc. of TN	1,935	(1,681)	$572	$0	826	2,666	0.31
COBK	Colonial Financial Serv. of NJ	2,740	(356)	$121	$0	2,505	3,901	0.64
CFFC	Community Fin. Corp. of VA	1,016	0	$0	$0	1,016	4,362	0.23
FFCO	FedFirst Financial Corp. of PA	1,058	(305)	$104	$0	857	2,912	0.29
HFBL	Home Federal Bancorp, Inc. of LA	2,547	(2,523)	$858	$0	882	2,969	0.30
LABC	Louisiana Bancorp, Inc. of LA	2,057	(556)	$189	$0	1,690	3,239	0.52
OBAF	OBA Financial Serv. Inc. of MA	313	(6)	$2	$0	309	4,177	0.07
STND	Standard Financial Corp. of PA	3,192	(133)	$45	$0	3,104	3,413	0.91
WVFC	WVS Financial, Corp. of PA	1,595	130	($44)	$0	1,681	2,058	0.82

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Advisory | Planning | Valuation

FIRM QUALIFICATION STATEMENT

RP® Financial ("RP®") provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. We offer a broad array of services, high quality and prompt service, hands-on involvement by principals and senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff maintains extensive background in financial and management consulting, valuation and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies, insurance companies and other financial services companies.

STRATEGIC PLANNING SERVICES

RP®'s strategic planning services are designed to provide effective feasible plans with quantifiable results. We analyze strategic options to enhance shareholder value, achieve regulatory approval or realize other objectives. Such services involve conducting situation analyses; establishing mission/vision statements, developing strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings enhancement, operational matters and organizational issues. Strategic recommendations typically focus on: capital formation and management, asset/liability targets, profitability, return on equity and stock pricing. Our proprietary financial simulation models provide the basis for evaluating the impact of various strategies and assessing their feasibility and compatibility with regulations.

MERGER ADVISORY SERVICES

RP®'s merger advisory services include targeting potential buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses, valuing intangible assets and supporting the implementation of post-acquisition strategies. Our merger advisory services involve transactions of financially healthy companies and failed bank deals. RP® is also expert in de novo charters and shelf charters. Through financial simulations, comprehensive data bases, valuation proficiency and regulatory familiarity, RP®'s merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP®'s extensive valuation practice includes bank and thrift mergers, thrift mutual-to-stock conversions, goodwill impairment, insurance company demutualizations, ESOPs, subsidiary companies, merger accounting and other purposes. We are highly experienced in performing appraisals which conform to regulatory guidelines and appraisal standards. RP® is the nation's leading valuation firm for thrift mutual-to-stock conversions, with appraised values ranging up to $4 billion.

OTHER CONSULTING SERVICES

RP® offers other consulting services including evaluating the impact of regulatory changes (TARP, etc.), branching and diversification strategies, feasibility studies and special research. We assist banks/thrifts in preparing CRA plans and evaluating wealth management activities on a de novo or merger basis. Our other consulting services are facilitated by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (30)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (27)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Director (28)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (25)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (24)	(703) 647-6549	joren@rpfinancial.com
Marcus Faust, Director (23)	(703) 647-6553	mfaust@rpfinancial.com
Timothy M. Biddle, Senior Vice President (21)	(703) 647-6552	tbiddle@rpfinancial.com
Marcus Faust, Senior Vice President (23)	(703) 647-6553	mfaust@rpfinancial.com
Janice Hollar, Senior Vice President (29)	(703) 647-6554	jhollar@rpfinancial.com
Carla Pollard, Senior Vice President (22)	(703) 647-6556	cpollard@rpfinancial.com

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Baltimore, Maryland on June 15, 2012.

Hamilton Bancorp, Inc.

By: Robert A. DeAlmeida

Robert A. DeAlmeida
President and Chief Executive Officer